UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-040601

Couchbase, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**7372**	**26-3576987**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Couchbase, Inc. **3250 Olcott Street** **Santa Clara, California**		**95054**
(Address of Principal Executive Offices)		(Zip Code)

(650) 417-7500

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	BASE	Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant on July 31, 2024, which was the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of $19.19 for shares of the registrant's common stock as reported by the Nasdaq Global Select Market, was approximately $873.9 million. Shares of common stock beneficially owned by each executive officer, director and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 53,100,012 shares of common stock as of February 28, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2025 annual meeting of stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2025.

Table of Contents

		Page
Special Note Regarding Forward-Looking Statements		4
Risk Factor Summary		6
Part I		
	Item 1. Business	8
	Item 1A. Risk Factors	20
	Item 1B. Unresolved Staff Comments	49
	Item 1C. Cybersecurity	49
	Item 2. Properties	50
	Item 3. Legal Proceedings	51
	Item 4. Mine Safety Disclosures	51
Part II		
	Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	52
	Item 6. [Reserved]	53
	Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	53
	Item 7A. Quantitative and Qualitative Disclosures about Market Risk	70
	Item 8. Financial Statements and Supplementary Data	72
	Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	96
	Item 9A. Controls and Procedures	96
	Item 9B. Other Information	97
	Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	97
Part III		
	Item 10. Directors, Executive Officers and Corporate Governance	98
	Item 11. Executive Compensation	98
	Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	98
	Item 13. Certain Relationships and Related Transactions, and Director Independence	98
	Item 14. Principal Accountant Fees and Services	98
Part IV		
	Item 15. Exhibits and Financial Statement Schedules	99
	Item 16. Form 10-K Summary	101
Signatures		101

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future plans or events, management's expectations and opinions or our future financial or operating performance, intentions, designs, expectations or objectives. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "forecast," "contemplate," "believe," "estimate," "predict," "seek," "pursue," "potential," "ready," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about our expectations regarding:

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves and our ability to achieve and maintain future profitability;

- the sufficiency of our cash, cash equivalents and short-term investments to meet our liquidity needs;

- the demand for our products and services or for data management solutions in general;

- our ability to attract and retain customers and partners;

- our ability to develop new products and features and bring them to market in a timely manner and make enhancements to our offerings, as well as market acceptance of new products and features;

- our expectations regarding future developments with respect to Couchbase Capella, our fully-managed database-as-a-service ("DBaaS") offering;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- macroeconomic conditions, foreign exchange as well as financial and credit markets fluctuations, inflation concerns, capital markets volatility and recessionary fears, on our business and results of operations;

- our expectations regarding the effects of existing and developing laws, rules, regulations and other legal obligations, including with respect to taxation and privacy and security;

- our ability to manage risk associated with our business;

- our expectations regarding new and evolving markets, as well as the impact of artificial intelligence ("AI") in business, including development of Capella iQ, our generative AI-powered developer's coding assistant built into Couchbase Capella;

- our ability to maintain, develop and protect our brand;

- our ability, and our customers' and our third-party service providers' ability, to maintain the security and availability to each of our technological and physical infrastructures;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to obtain, maintain, defend and enforce our intellectual property;

- our use of third-party open source software in our solutions and the availability of portions of our source code on an open source basis;

- our ability to successfully acquire and integrate companies and assets; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K. You should not rely upon forward-looking statements as predictions of future events.

We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, assumptions, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Risk Factor Summary

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face. You should carefully review and consider the full discussion of our risk factors below this summary, together with the other information in this Annual Report on Form 10-K. If any of the following risks or if any of those listed elsewhere in this Annual Report on Form 10-K actually occur, our business, reputation, financial condition, results of operations, revenue and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- We have a history of net losses, may not achieve or maintain profitability in the future and may not continue to grow on pace with historical rates.

- We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.

- We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations.

- The market for our products and services is highly competitive and evolving, and our future success depends on the growth and expansion of this market.

- If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed.

- We have a limited operating history, which makes it difficult to predict our future results of operations.

- Our future results of operations and key business metrics fluctuate significantly, and if we fail to meet the expectations of analysts or investors, the market price of our common stock and the value of your investment could decline substantially.

- We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

- We depend on our sales force, and we may fail to attract, retain, motivate or train our sales force, which could adversely affect our business, financial condition and results of operations.

- Our sales strategy to target larger enterprises involves risks that may not be present or that are present to a lesser extent with respect to smaller enterprises, such as long and unpredictable sales cycles and sales efforts that require considerable time and expense, particularly in the current macroeconomic environment.

- If we are not able to maintain and enhance our brand, especially among enterprise architects, application developers and other key functions that support them, our business and results of operations may be adversely affected.

- Real or perceived errors, failures or bugs in our products or interruptions or performance problems associated with our technology and infrastructure could adversely affect our growth prospects, business, financial condition and results of operations.

- Our ability to maintain and increase sales with our existing customers depends, in part, on the quality of our customer support, and our failure to offer high-quality support would harm our reputation and adversely affect our business and results of operations.

- We track certain key business metrics with internal systems and tools and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

- Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

- We may be unable to make acquisitions and investments or successfully integrate acquired companies and assets into our business, and our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition and results of operations.

- Use of artificial intelligence ("AI"), including in our products and services, combined with an evolving regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business.

- Our business could be adversely affected by economic downturns.

- If we are unable to maintain successful relationships with our partners, our business, financial condition and results of operations could be harmed.

- Certain estimates and information we refer to publicly are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

- Our use of third-party open source software in our solutions, the availability of core portions of our source code on an open source or source available basis and contributions to our open source projects could negatively affect our ability to sell our products and provide our services, subject us to possible litigation and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business and results of operations.

- Our distribution and licensing model could negatively affect our ability to monetize and protect our intellectual property rights.

- Because of the rights accorded to third parties under open-source licenses, there may be fewer technology barriers to entry in the markets in which we compete and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us.

- We could incur substantial costs in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

- We have been and may in the future become subject to intellectual property disputes which may be costly to defend, subject us to significant liability, require us to pay significant damages and limit our ability to use certain technologies.

- If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to our or our customers' data or software, our products and services may be perceived as not being secure, customers may reduce or terminate their use of our products and services and we may face claims, litigation, regulatory investigations, significant liability and reputational damage.

- A portion of our revenue is generated by sales to heavily regulated organizations, which are subject to a number of challenges and risks.

- The concentration of our outstanding common stock will limit your ability to influence the outcome of important transactions, including a change in control.

Item 1. Business

Overview

Couchbase is the developer data platform for critical applications in our AI world. Our mission is to inspire and empower developers and architects as they build, deploy and run critical applications and AI agents spanning from the cloud to the edge and everywhere in between. As enterprises accelerate their adoption of AI-driven applications, they require a high-performance, scalable, and cost-efficient data platform that can support transactional applications, high user concurrency, real-time decision-making, automation, mobile use cases, edge, and seamless AI integration. Couchbase provides a unified, AI-ready solution on a single purpose-built platform designed to power the next generation of intelligent applications across cloud, on-premises, and edge environments.

The demand for AI-driven applications is driving exponential growth in enterprise data, requiring faster, more flexible, cost-effective, and intelligent data platforms. Businesses face increasing pressure to process real-time AI reasoning at scale, eliminate data silos to improve large language model accuracy, capture transcripts of AI conversations for oversight and validation, minimize operational costs, and deliver seamless useful experiences with low latency, via agentic applications.

Traditional relational databases, originally built for structured, batch-oriented workloads, struggle to adapt to AI-driven use cases and have now reached fundamental architectural and scaling limitations. Meanwhile, first-generation NoSQL databases lack enterprise-grade consistency, real-time analytics, and built-in AI capabilities—forcing businesses to rely on complex, inefficient, and expensive multi-database architectures. This underscores the need for an inherently AI-native and unified data platform.

Couchbase bridges this gap by delivering a high-performance, AI-ready unified data platform that combines the best of relational and NoSQL databases, offering a JSON-based foundation, SQL familiarity, ACID transactions, and scalable distributed architecture. Couchbase enables enterprises to integrate AI-driven applications natively within their operational and analytical workflows with built-in capabilities such as coding assistance, vector storage and search, and, once generally available, unstructured data preparation, auto-vectorization, AI model hosting and access via the Capella Model Service and reuse, management and oversight using the agent catalog. By eliminating the need for external AI extensions and reducing data fragmentation, Couchbase helps enterprises scale real-time, AI-driven applications efficiently.

As AI-driven applications become a competitive differentiator, enterprises are turning to Couchbase to accelerate time-to-market, reduce infrastructure complexity, improve AI prompt specificity and context, capture agentic transcripts and artifacts, and ensure seamless scalability from real-time AI inference to high-throughput operational workloads. Unlike legacy databases that struggle with AI scalability or NoSQL solutions that require external AI add-ons, Couchbase provides an AI-ready platform that balances performance, flexibility, and cost efficiency while ensuring enterprise-grade reliability.

With enterprises rapidly modernizing their AI and cloud strategies, Couchbase is focused on becoming a premier AI-enabling database platform due to its schema flexibility and native JSON support, which is an ideal format for handling the diversity of AI's text-based interactions. As a leader in high-performance, distributed data platforms, Couchbase continues to drive strong customer adoption across industries including finance, healthcare, retail, and technology, expand in the AI-driven enterprise data market, and innovate in AI-enhanced database services that improve scalability, intelligence, and developer efficiency.

As AI reshapes enterprise technology, developers face the critical challenge of efficiently managing AI's conversational context memory across increasingly complex AI workloads. Couchbase addresses this challenge, seamlessly integrating caching, transactional, analytical, and mobile data within a single unified platform—making it an industry-leading contextual memory store purpose-built for AI. With Couchbase, organizations can confidently build intelligent, real-time applications and agents, allowing their AI workloads to achieve exceptional performance and scale today, and remaining reliable for tomorrow.

Our Solution

Couchbase is the developer data platform for critical applications in our AI world. Our platform unifies operational, analytical, mobile, and AI workloads into a high-performance, scalable, and flexible solution designed to power mission-critical applications across cloud, on-premises, and edge environments.

Our platform is architected with a long-term vision to serve rapidly evolving needs of the most demanding enterprises. As digital transformation and AI reshape enterprise technology, the demand for intelligent, real-time

applications and AI-powered agents continues to grow. Couchbase empowers enterprise architects and developers to build and scale these applications flexibly and cost-effectively—across cloud, on-premises, and edge environments, both online and offline.

With its differentiated architecture, Couchbase unifies transactional processing, real-time analytics, mobile and edge computing, and AI workloads into a single, distributed platform designed for structured, semi-structured, and unstructured data. Our built-in capabilities—including vector search, Capella iQ for developer productivity, and, once generally available, auto-vectorization for intelligent indexing, and the Capella Model Service—enable enterprises to seamlessly integrate AI-driven insights directly within their operational applications without relying on fragmented third-party solutions.

As enterprises race to modernize their applications, they face an unprecedented surge in the volume, velocity, and variety of data generated by real-time AI inference, agent-based applications, and generative AI workloads. Couchbase enables organizations to confidently manage and leverage this diverse data at massive scale, delivering exceptional performance, seamless scalability, and cost-efficiency for mission-critical applications. This positions Couchbase as an ideal strategic partner for enterprises seeking to accelerate AI-driven innovation today and well into the future.

Key Customer Benefits

Couchbase is a developer data platform for critical applications in our AI world, enabling enterprises to build and scale high-performance, mission-critical applications with exceptional speed, flexibility, and cost efficiency. Designed for real-time workloads, Couchbase provides the scalability and intelligence required to power modern applications across cloud, on-premises, and edge environments.

- *Demonstrated Performance & Reliability.* Couchbase delivers tens of millions of operations per second with microsecond response times, ensuring seamless experiences for real-time applications. Our memory-first architecture, distributed clustering, and automatic data replication provide continuous availability and fault tolerance across multi-cloud and hybrid environments. Unlike traditional databases that degrade as workloads grow, Couchbase scales predictably while maintaining high performance under peak demand.

- *Flexible & Developer-First.* Couchbase offers a flexible, developer-friendly platform built on a JSON-first architecture, providing schema flexibility that allows enterprises to adapt applications without downtime. Developers can rapidly build, iterate, and deploy using familiar tools such as SQL++ (SQL for JSON), and our Capella iQ AI-powered coding assistant further accelerates development. Couchbase integrates seamlessly into CI/CD pipelines to support modern agile and DevOps workflows. We provide SDKs for a wide range of programming languages, including Java, .NET, Node.js, Python, Go, C, C++, PHP, Ruby, Scala, and Kotlin, ensuring that developers can work in their preferred environments. Additionally, Couchbase Lite extends our capabilities to mobile platforms, supporting Android, iOS, C, .NET, Java, JavaScript, and Flutter, enabling consistent and reliable data management across devices.

- *Cost-Efficient & Scalable.* Couchbase's multi-dimensional scaling allows customers to scale compute and storage independently, reducing infrastructure costs while optimizing performance. Our high-data-density storage engine maximizes resource utilization, delivering a lower total cost of ownership (TCO) compared to traditional relational and NoSQL databases. With Capella's consumption-based pricing model, enterprises can further optimize operational expenses based on actual usage.

- *AI-Ready & Future-Proof*. As enterprises deploy AI-driven applications, Couchbase provides built-in capabilities such as vector search, and, once generally available, unstructured data preparation, auto-vectorization, and the Capella Model Service and the agent catalog, enabling seamless integration of AI workloads without third-party extensions. Our real-time analytics engine, powered by Capella Columnar, delivers zero-extract-transform-and-load ("EFL") insights for immediate data-driven decision-making. Unlike fragmented legacy architectures, Couchbase unifies transactional, operational, analytical, mobile, and AI workloads into a single, seamless data platform, reducing complexity and ensuring long-term scalability.

- *Seamless Global Mobility & Edge Computing.* Couchbase extends data processing to resource-constrained environments, ensuring low-latency access, offline resilience, and real-time synchronization between cloud, edge, and mobile devices. With Couchbase Lite and Sync Gateway, enterprises can build highly responsive mobile applications that work seamlessly online and offline—ideal for autonomous systems, the internet of things ("IoT"), and real-time mobile applications.

By delivering superior performance, developer agility, cost efficiency, and built-in intelligence, Couchbase empowers enterprises now and in the AI world to modernize applications, optimize infrastructure, and scale mission-critical workloads.

Our Competitive Strengths

Our competitive strengths include the following:

- ***Empowerment for Both Enterprise Architects and Application Developers.*** Our platform is designed for high availability, linear scalability, and industry-leading performance at massive scale, empowering architects to confidently design critical infrastructure and enabling developers to rapidly innovate. With a flexible, JSON-first data model and versatile data access patterns, developers can quickly build sophisticated applications and AI-driven features that enhance end-user experiences.

- ***Seamless Expansion on a Single Platform Workload by Workload.*** Our platform makes it easy for enterprises to start small, solving initial application challenges, and then incrementally expand usage across the enterprise—gradually becoming the unified data platform powering their most critical workloads. This seamless expansion increases adoption, making Couchbase the foundational system of record and enabling deeper integration into our customers' IT and operational systems.

- ***Enabling Flywheel Go-To-Market Motion Combining "Sell-to" and "Buy-from."*** Our differentiated technology fuels a powerful dual-motion go-to-market strategy: a mature "sell-to" motion targeting enterprise architects and decision-makers, complemented by an innovative "buy-from" motion engaging application developers. This combined approach creates a self-reinforcing flywheel, accelerating market awareness, driving more efficient and impactful marketing, shortening sales cycles, and ultimately enabling faster growth in customer adoption and expansion.

- ***Architecture for Today and Tomorrow.*** Unlike relational databases relying on complex AI add-ons or NoSQL solutions limited by fragmented services, Couchbase offers a single, purpose-built, unified platform architected specifically for modern, mission-critical workloads. Our platform natively integrates transactional, analytical, mobile, and AI capabilities without the performance bottlenecks, indexing limitations, or scaling complexities associated with legacy database extensions. We deliver exceptional real-time performance, seamless horizontal scalability, native JSON processing, and advanced AI-enabling capabilities—all on one unified, future-proof data platform. This approach strategically positions Couchbase to support enterprises through every stage of their AI-driven transformation.

- ***People and Culture (Be Valued, Create Value).*** Our most important asset is our people. We are committed to a work environment where each employee feels valued, respected and treated like a critical member of the team to contribute to the company as well as to the broader community. Our true purpose is greater than career aspirations and corporate missions—it is about making life better for everyone we care about.

Our Growth Strategy

Key elements of our growth strategy include:

- ***Focus on Sustained Differentiation and Innovation for Enterprise Applications***

  - ***Couchbase Capella to Enable Easy Management and Consumption of our Sophisticated Core Platform.*** Couchbase Capella allows customers to get started with Couchbase quickly, easily and affordably. Couchbase Capella is a fully managed DBaaS based on our core platform that eliminates database management efforts and reduces a customer's need to buy, deploy and manage additional databases or supporting technologies. We have invested and will continue to invest in Couchbase Capella by introducing new AI and/or enterprise capabilities, enhancing the developer experience and enabling our "buy-from" selling motion.

  - ***Core Platform to Enable Agility and Flexibility with Performance.*** Our modern database for enterprise applications appeals to both software architects and application developers alike. Couchbase Server combines the best aspects of relational database technology with the flexibility of a modern database, further enhancing Couchbase's capability as a relational offload and AI enabler. Couchbase Mobile enables developers to build modern applications, including those at the edge, that are highly available and fast to deliver great customer experiences regardless of internet connectivity. We have invested and will continue to invest to enhance our single unified platform to further eliminate the need for point

solutions so customers don't have to manage separate technologies and independent data models. For example, we plan to invest in updates to our analytics features and support for additional processing architectures.

- • **_Build out a Strong Enterprise Go-to-Market Motion and Growing Mindshare among Application Developers_**

  - • *Expand within our Customer Base.* Many of our customers begin by deploying our platform for initial applications as a cache or source of truth. As these customers realize the benefits of our platform, they may choose to deploy Couchbase as a system of record for their mission-critical applications. Our platform is built for customers to consolidate multiple point solutions from caching to a document database into a single high performance, reliable, scalable and agile platform.

  - • *Grow Our Customer Base with New Customers.* Our go-to-market motion is built on a highly instrumented direct selling motion to enterprises for mission-critical applications. Our "sell-to" motion focuses on capturing the top down strategic demands of enterprises through enterprise architects. To complement the "sell to" motion, we are investing to grow our "buy-from" selling motion through application developers, who are a key constituent driving digital transformation within their companies.

- • *Invest in Growing Our Ecosystem.* We will grow our partner ecosystem of ISVs, cloud service providers and systems integrators to extend our reach. We will also invest in growing our developer community to increase mindshare among an influential audience.

Our Products

Couchbase provides a modern, high-performance database platform designed for enterprises that require scalability, flexibility, and real-time data access. Our platform unifies transactional, operational, analytical, mobile, and AI-driven workloads, enabling organizations to build and scale mission-critical applications across cloud, on-premises, and edge environments.

Couchbase Capella

Couchbase Capella is our fully-managed, automated, and secure DBaaS that simplifies deployment and operations across cloud environments. Capella delivers enterprise-grade performance, scalability, and exceptional price-performance, enabling organizations to efficiently run AI-driven inference where data resides—whether on-premises, in the cloud, or at the edge—without relying on fragmented third-party AI solutions. With built-in data and application services, including full-text search, real-time analytics, and vector search, Capella empowers developers to rapidly create intelligent, always-on applications that scale effortlessly, eliminating the overhead of managing multiple database solutions.

Couchbase Server

Couchbase Server is a high-performance, multi-service NoSQL database that combines the best aspects of relational databases (ACID transactions, SQL++ for powerful querying) with the scalability and flexibility of NoSQL. Unlike traditional NoSQL solutions, Couchbase includes enterprise-grade consistency, real-time replication, and distributed clustering, making it an ideal solution for high-performance applications across hybrid and multi-cloud environments.

Couchbase Mobile & Edge Computing

Couchbase Mobile is a full-featured embedded NoSQL database designed for mobile and IoT applications that require always-on availability. It enables real-time data synchronization between mobile devices and backend services, ensuring seamless experiences even in offline environments.

Couchbase Edge Server

Couchbase Edge Server extends data processing to resource-constrained environments, providing low-latency access, offline resilience, and real-time synchronization. It is optimized for IoT, autonomous systems, and applications that require real-time performance in disconnected environments.

Intelligent Data Services

Our integrated approach eliminates security and privacy barriers, enabling secure, compliant, and real-time AI-driven insights and decision-making. By bringing data and AI together in a single secure environment, Capella empowers enterprises to quickly develop and deploy intelligent applications that enhance operational efficiency, customer experiences, and competitive advantage.

- Vector Search and, once generally available, Auto-Vectorization – Enable AI-driven recommendations, anomaly detection, and semantic search within operational applications.
- Capella Columnar Service – Provides zero-ETL real-time analytics for AI-driven applications without complex data transformations.
- Capella Model Service – Once generally available, allows enterprises to deploy and run AI models close to their data, improving performance and data security.
- Agent Catalog - Once generally available, serves as a centralized repository for managing tools, prompts, and audit logs, enhancing the governance, security, and efficiency of AI-driven application development. By streamlining discovery and reuse of agentic functions, this catalog ensures consistency, compliance, and accelerated developer productivity in building and optimizing AI agents.

By unifying transactional, analytical, AI, and mobile workloads into a single, high-performance platform, Couchbase empowers enterprises to build modern, intelligent applications that scale seamlessly across cloud, on-premises, and edge environments in our AI world.

Couchbase's unique combination of caching and a persistent store can address the diverse memory requirements of agentic AI applications.

Our Technology

We have taken a long-term approach to building our platform, empowering enterprises with the most demanding requirements to confidently run their critical applications on Couchbase. A core tenant of our strategy is committing to the highest standards and building a solution underpinned by deliberate architectural decisions to build long-term sustained differentiation. In doing so, we have overcome some of the most challenging computer science problems in database technologies. We focus our innovation on not only solving modern data problems, but delivering solutions that are elegant and impactful for our customers.

Core Architecture

Couchbase is a modern database that offers integrated data access to enable enterprise architects and application developers to address the requirements of enterprise applications and to take advantage of cloud infrastructure. We have incorporated the following core design principles into our platform architecture:


Applications and Microservices
Mobile/Edge Apps
SQL
Integrated Cache
Key-Value Access
JSON Documents
Relational Capabilities
SQL Query
Full Text Search
Operational Analytics
Eventing
Geo-Replication & Sync
Mobile Database
Couchbase

Memory-First

Couchbase is architected as a shared-nothing distributed database, leveraging fast memory and network to replicate data within a cluster and across data centers to achieve data resiliency and high availability at scale. With topology-aware clients and an integrated object cache, Couchbase can achieve sub-millisecond latency, which we believe eliminates the need for a secondary in-memory product as required with other databases. The integrated object cache reduces overall system complexity for development and operations and helps reduce TCO.

Persistence

Couchbase enables write operations to happen at memory and network speed while asynchronously processing persistence, replication and index management. Spikes in write operations do not block read or query operations, while background processes will persist and replicate data rapidly without slowing down the rest of the system. This enables the system to maintain sub-millisecond latency even as the system scales to support higher workloads. Durability and consistency options are available to allow application developers to decide when and where to increase latency in exchange for stricter durability and consistency guarantees.

Elastic Scalability

Couchbase is designed to leverage the elasticity of cloud infrastructure and run on a cluster of commodity servers. As nodes are added or removed from a cluster, data and its replicas are automatically redistributed across the available nodes, without any interruptions to operational workloads and any manual interventions by administrators. Automatic data partitioning reduces operational complexity relative to other NoSQL databases that require users to manually specify how to partition data based on access patterns.

With our multi-dimensional scaling (MDS) technology, administrators can control the scalability of the individual services (data, query, indexing, search, eventing and analytics) based on their workload characteristics. With MDS, infrastructure can be optimized and provisioned based on the workload, making for more efficient use of compute, storage and network resources. We believe this enables Couchbase to deliver high performance with lower total cost of ownership.

ACID Transactions

An advantage of Couchbase transactions is that customers are able to maximize platform performance by choosing when to use them. Customers can interleave operations that require strong ACID guarantees with those that do not to get both the performance and scale of a NoSQL system and the transactional guarantees of a traditional database. This gives customers the power to decide when to pay the transaction cost rather than having the database impose it unconditionally for every operation.

Distributed Replication

One of the key advantages of Couchbase is the built-in capability to distribute data and its replicas across multiple servers to support the 24x7 uptime requirements of mission-critical applications. Data and its replicas are intelligently placed across multiple racks and availability zones to protect against infrastructure failures. Couchbase also supports XDCR (cross data center replication) for high availability and disaster recovery to protect against large-scale data center failures. While traditionally data is replicated in minutes based on batch transfer of transaction logs, with Couchbase the data loss window is greatly reduced as data is replicated in real time from memory to memory in milliseconds.

Single Unified Platform

We combine the best of relational databases, like distributed ACID transactions, with the flexibility and scale of a document database, allowing customers to expedite application modernization initiatives. Bridging relational data with non-relational and unstructured data in a single unified platform means customers no longer need to use disparate databases for transactions, analytics, and AI. Similar to how a smartphone provides an order of magnitude improvement in simplicity and management by consolidating a telephone, music player, GPS navigator and web browser, we set out to consolidate multiple layers and components commonly used to develop an application into an integrated platform. The core capabilities of our platform include:

Key Value

Our platform can support millions of key-value lookups with sub-millisecond latency and maintain high degrees of performance using its built-in caching features.

Query

Couchbase extends SQL, the standard query language used in the relational world, to support the JSON data model, retaining the benefits of SQL, including its high-level declarative nature, JOINS and transactional support while allowing it to handle the more complex data structures commonly found in modern web, mobile and IoT applications.

Indexing

Indexes provide efficient means to query data without scanning the entire database. Indexes can be partitioned independently and as new requirements arise, applications can create new indexes with their own partition keys without affecting the performance of existing queries. With data and index separation, applications can add as many indexes as needed without affecting write latency.

Full-Text and Vector Search

Application developers can easily add powerful and flexible search capabilities into their applications, without the complexity of installing and managing a separate search engine. Our platform integrates full-text search with its SQL++ query service to allow application developers to use full-text search queries directly within an SQL query, eliminating the need to write complex code to process and combine the results from separate SQL and search queries.

Our platform also integrates vector search across Couchbase Server, Capella and Couchbase Lite as of the second quarter of fiscal 2025. With vector search, our platform allows for a single query to support hybrid searches that include similarity, text, location, range, and explicit values within a single action.

Eventing

Eventing is a highly available, performant and scalable service which enables user-defined business logic to be invoked in real time on the server when application interactions create changes in the data. Eventing makes it easy to develop, deploy and maintain data-driven business rules from a centralized platform, eliminating the complexity with maintaining and updating business rules in all applications consistently.

Analytics and Capella Columnar

Couchbase Analytics service provides parallel data management capabilities within Couchbase Server, efficiently supporting hybrid operational-analytical workloads. Customers can run complex analytical queries directly on operational data without impacting application performance or needing separate analytics systems. Capella Columnar Analytics further enhances these capabilities within Couchbase Capella, offering real-time, JSON-native analytics with zero ETL— eliminating the latency and complexity of traditional analytics processes. By providing instant analytical insights on operational JSON data, Capella Columnar seamlessly unifies operational and analytical workloads, allowing enterprises to rapidly make informed, data-driven decisions directly where their data resides.

Develop with Agility, Deploy at Scale, Run Anywhere

The Couchbase platform and its integrated services are designed to enable application developer agility, while making it easy to secure, deploy and manage global deployments at scale. Couchbase also automates common tasks to increase operational efficiency. Our database automatically shards data, instead of requiring a database administrator to manually shard it. Our platform also manages failover by detecting that a node or group is unresponsive and then initiates a failover process. Nodes can be added or removed in minutes with push-button simplicity, without any downtime or code changes.

Uniform Programming Model

With a single connection through Couchbase Capella's development console, application developers can access all the Couchbase services using this interface and our client software development kits, or SDKs, in language-specific APIs with uniform syntax. Unlike other NoSQL databases, applications written on a laptop against a single-node development cluster will run without any code changes when deployed on a multi-node production cluster in which the data is automatically shared.

SQL++: Big Data and SQL Integration

Couchbase integrates easily with the big data and SQL ecosystem of an enterprise. Current supported integrations include Spark, Kafka, Elasticsearch and BI/ETL tools via CData connector such as Tableau, PowerBI, Talend and Informatica, among others.

Container and Cloud Deployments

Couchbase can be controlled and automated within Kubernetes without manual deployment and life-cycle management. Couchbase on containers and Kubernetes provides a powerful cloud-native data platform with autonomous database management capabilities, including automated deployments, auto-scaling based on workloads, scheduled backups and automated upgrades. Our Couchbase Autonomous Operator enables the DevOps team to run Couchbase through a Kubernetes platform and provides freedom from cloud vendor lock-in and supports hybrid and multi-cloud strategies.

Full-Stack Security

Couchbase provides end-end enterprise-level security for data everywhere—on the wire, on the device, in the cloud and in the data center. While the requirement to secure data remains unchanged, the security requirements differ at each layer. The Couchbase Data Platform is designed with all of these requirements in mind to simplify security enforcement and compliance.

Our Customers

As of January 31, 2025, we had 947 customers worldwide. Our customers range from cloud-native organizations to those who are undergoing digital transformation and range from small and medium-sized enterprises to top businesses in their respective industries and in the Fortune 100.

Marketing, Sales and Partners

Our marketing, sales and partner organizations work closely together to drive market awareness and adoption of our technology and services, build new business pipelines and develop strong customer and partner relationships to drive revenue growth.

We have two major avenues to drive customer adoption: through our mature enterprise "sell-to" motion and through our evolving developer-led "buy-from" motion. Our highly-instrumented "sell-to" model aligns marketing investments with sales capacity to deliver sufficient pipeline creation to meet our business goals, taking into consideration lag times, sales cycle duration and conversion at each stage through the funnel. We have built a sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency and scale and TCO savings. Our "buy-from" motion is fueled by a range of product-led growth initiatives targeting our application developer community to drive adoption. For example, we offer free trials of Couchbase's products to encourage adoption and invest in developer relations and community building to drive awareness among influential developer personas. We believe these offerings lead to future purchases.

Marketing

Our marketing efforts are focused on building our brand reputation as well as generating interest and demand for our platform from our two primary target audiences: enterprise architects and application developers. In addition, due to the broad set of capabilities of our platform, we also market our value proposition to many other key functions, such as operational and technical teams, that work with and support our two primary target audiences. We do this through a combination of awareness building, digital and field-based demand generation, including user and customer advocacy, developer relations and developer community engagement and partner co-marketing.

Once we have identified qualified leads, we utilize nurture campaigns to accelerate sales cycles. We also use advanced predictive analytics and attribution tools to improve our targeting efforts and maximize the effectiveness of our demand generation investments, and ultimately, improve the return-on-investment from our marketing activities.

Sales

We primarily sell through our direct sales force, which consists of field professionals and inside sales personnel. Our sales organization is generally segmented based on account size, geography and, in our larger geographic markets, by industry vertical. To reach potential customers, we have built a significant field presence across the Americas, EMEA and APAC.

Our direct sales force includes sales engineers with deep technical expertise who provide pre-sales demonstrations to help prospective customers identify key use cases, as well as pre-sales technical support and solutions engineering for our customers. Our sales organization also leverages support from the strength of our customer advocacy.

Once adopted, usage of our modern database often rapidly expands across the enterprise. Our customer success team is a key driver of this land-and-expand model and engages with customers to help ensure that they are receiving value from our platform while also supporting a growing relationship over time by proactively guiding our customers to realize other strategic and transformative use cases and adopt our services.

Our land-and-expand efforts are also supported by our professional services and training organizations. Our professional services organization consists of subject matter experts that focus on helping customers accelerate their time to production and time to value.

Partners

We believe that strong engagement with our partner ecosystem affords us increased reach and greater distribution of our platform. Our PartnerEngage program, which serves as our umbrella program, is tailored to enable our partners to deliver an excellent experience for customers while achieving profitable growth.

Our partner efforts are focused on the following:

- *Cloud Service Providers*. CSPs are increasingly utilized by our customers to deliver Infrastructure-as-a-Service and Platform-as-a-Service, such as DBaaS. We partner with major CSPs on joint marketing programs and co-sell initiatives.

- *Independent Software Vendors*. We work with ISVs, such as Amdocs, to embed or bundle our platform with the applications or other solutions offered by ISVs to their customers.

- *Systems Integrators*. SIs, such as Infosys, incorporate Couchbase into technology solutions, both across and within specific verticals, and offer professional services to assist customers with application development, platform and cloud migrations and adoption.

- *Technology Partners*. We have a robust ecosystem of technology partners with partner-validated integrations with Couchbase. We develop joint solutions and go-to-market motions with these partners, such as Red Hat.

Human Capital Resources

We believe the foundation of our current and future success is our world-class organization, which combines our exceptional people with a culture we believe in and care deeply about. We are building a company that we are proud of, focusing on how we do things as much as on what we do.

As of January 31, 2025, we had a total of 792 employees located in 23 countries, including 342 in sales and marketing, 295 in research and development, 90 in general and administrative and 65 in cost of revenue functions. We also engage contractors and consultants as needed to support our operations.

In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our Values

Our values are the bedrock of our culture, weaving together elements of our past, present and future into a framework comprised of two foundational pillars and six beliefs. Our values stand as a guide for our intentions, behaviors, decisions, strategies and actions.

Be Valued

*   *Be a Good Human, Always*. Be authentic. Assume and act with positive intent, even in tough times. Eliminate bias, foster inclusion. Be your best self. Smile.

*   *Act with Uncompromising Integrity, Period*. Do the right thing, every time. Build trust with all constituents. Be honest and transparent. Do what you say. Be proactive.

*   *Serve Your Family, As Defined by You*. Put your family first. Let the company work for you in times of need. Help your family benefit through the company's success.

Create Value

*   *Attack Hard Problems, Driven by Customer Outcomes*. Be courageous and innovative. Satisfy unmet, underserved needs. Deliver technical excellence and honesty. Enable transformations.

*   *Play to Win, Together*. Plan for success. Put in the work, be proud of it. Balance confidence and humility. Never lose alone. Be a great teammate. Celebrate.

*   *Make Tomorrow Better than Today, Start Now*. Have a bias for action. Execute with intensity and urgency. Know you have an impact. What we do matters. Enjoy the journey.

We work relentlessly to make Couchbase team members feel valued so they can then work together to create value for our customers, partners and stockholders. In a world where career choices for high performers are plentiful, we believe our culture is why top talent choose to join and stay at Couchbase.

Compensation and Benefits

We take a total rewards approach to benefits for the value our employees create, so that they may in turn best serve themselves and their families. In addition to base salary or wages, total rewards for eligible employees may include bonus and equity, as well as benefits such as time off, holidays, insurance, retirement plan contributions, monthly lifestyle spending account credits and others. We constantly study and evaluate our benefits programs and policies to best attract and retain talent.

Reward & Recognition

We currently run two annual rewards cycles: a mid-year cycle focusing on promotions and market adjustments, and an end of year cycle that reviews the compensation of all employees. In addition, we review internal cash and equity ranges at least annually to ensure we are market competitive.

Employee Engagement

Our team seeks to live Our Values to *Make Tomorrow Better Than Today* for customers, partners, and each other. We foster this culture through a comprehensive community engagement strategy, including Couchbase Culture & Diversity Month, Couchbase Cares programs (virtual and in-office volunteer opportunities), and company donation matching program via Percent Pledge.

To ensure continuous improvement, we gather employee feedback through regular, anonymous engagement surveys. By analyzing these results and strategically implementing changes, we're confident our engagement efforts will continue to empower us to live our values and build a stronger Couchbase community.

Talent Development

Our Talent Development team supports the ongoing development of our employees through regular virtual workshops, leadership development programs, and the provision of tools that enable employees to define their development goals, create development plans and request 360 feedback on their performance.

Talent Attraction & Attrition

Attracting and retaining top talent is critical to our ability to build and maintain a World Class Team. Our Talent Acquisition team works to make our hiring process more efficient, improve our average time to fill for open positions, and enhance our candidate acceptance rate. We also focus on maintaining low attrition and alignment with industry averages, further enhancing the return on investment of our talent attraction efforts.

Diversity & Inclusion

Our Diversity & Inclusion team is focused on driving diversity, equity and inclusion across all practices at Couchbase, from hiring, developing and rewarding our world class team. They drive inclusion and belonging through education and connection, most recently re-launching our Employee Resource Groups (Couchbase Communities) and an inclusive leadership development program.

Research and Development

Our research and development organization is responsible for the research, design, architecture, development, testing and quality of our platform as well as the continued maintenance and improvement of our existing products. Our research and development organization consists of platform and cloud engineering, product management, quality engineering and performance engineering teams.

Our software development process is based on iterative releases leveraging small functional teams. Our small development teams enable greater agility and efficiency to develop new features and enhance our existing products.

Our research and development organization is primarily located in the United States, the United Kingdom and India as well as remotely distributed across the globe, which we believe is a strategic advantage for us, allowing us to develop and expand our technology capabilities more efficiently.

Intellectual Property

Our success depends, in part, upon our ability to protect our intellectual property rights with respect to our technology, inventions, improvements, proprietary rights and other assets through, a combination of patent applications, copyrights, registered and unregistered trademarks, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, intellectual property assignment agreements and other contractual measures. As of January 31, 2025, we owned ten issued U.S. patents, seven U.S. non-provisional patent applications, one U.S. provisional patent applications, four pending Patent Cooperation Treaty, or PCT, applications, and three foreign patent applications. In addition, as of January 31, 2025, we owned two registered trademarks in the United States and a number of registered trademarks in non-U.S. jurisdictions.

Our products include software that is licensed to us by third-party authors under open source licenses, and we expect to continue to incorporate such open source software in our products in the future. Although most of our code is developed in-house, we also contribute to and receive a limited amount of contributions from the open source developer community.

See the section titled "Risk Factors—Risks Related to Our Open Source and Intellectual Property" for information regarding risks related to our use of open source and our intellectual property.

Compliance with Government Regulation

See the section titled "Risk Factors—Risks Related to Our Legal and Regulatory Environment" for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Competition

The market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. A number of other companies have developed or are developing products and services that compete with some or all of our products or have functionalities similar to those of our platform. These competing offerings may also be complimentary with ours and customers often deploy our platform alongside a competitor's product. However, many of these competing products and services do not offer complete solutions—often they provide accessory solutions or a feature comparable to a component of our platform.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new offerings and technologies are introduced.

We believe the primary factors of competition in our market include:

- effectiveness with both enterprise architects and application developers;

- platform functionality, including agility, flexibility and performance at scale;

- ease of deployment, management and operation;

- ability to enable flexible deployment across on-premise, cloud, hybrid and mobile environments;

- ability to handle massive and increasing data volumes;

- ability to provide AI features and integrations;

- ability to provide best-of-breed solutions;

- ability to bundle and address a variety of evolving customer needs, requirements and use cases in one platform;

- ability to provide enterprise-class technology that is secure and reliable;

- variety of consumption models and offerings;

- price and TCO;

- strength of sales and marketing efforts; and

- brand awareness and reputation.

We believe we compete favorably on these factors.

We plan to continue to innovate and evolve our platform and technology to empower our customers. However, we could face significant risks to our business, financial condition and results of operations as a result of competition. For additional information, see the section titled "Risk Factors—Risks Related to Our Industry and Business—We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected."

Corporate Information

We were incorporated in 2008 as NorthScale, Inc., a Delaware corporation. In 2010, we changed our name to Membase, Inc. In 2011, Membase, Inc. merged with CouchOne, Inc. and in connection with the merger, we changed our name to Couchbase, Inc. Our principal executive offices are located at 3250 Olcott Street, Santa Clara, California 95054, and our telephone number is (650) 417-7500. Our website address is www.couchbase.com. Information contained on, or accessible through, our website does not constitute part of this Annual Report on Form 10-K and inclusions of our website address in this Annual Report on Form 10-K are inactive textual references only. You should not consider information contained on our website to be part of this Annual Report on Form 10-K or in deciding whether to purchase shares of our common stock.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the Securities and Exchange Commission, or the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at investors.couchbase.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, our X (formerly Twitter) account (@Couchbase), our Facebook page, our LinkedIn page, public conference calls, and webcasts in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. The last day of our fiscal year is January 31. Our fiscal years ended January 31, 2025, 2024 and 2023 are referred to herein as fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Risks Related to Our Industry and Business

We have a history of net losses and may not achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. We incurred net losses of $74.7 million, $80.2 million and $68.5 million for fiscal 2025, 2024 and 2023, respectively. As of January 31, 2025, we had an accumulated deficit of $565.3 million. We intend to continue investing significant resources to further develop our platform and expand our sales, marketing, operations and infrastructure, both domestically and internationally. Any failure to increase our revenue sufficiently at a rate that exceeds the rate of increase in our investments and other expenses could prevent us from achieving or maintaining profitability.

We may not continue to grow on pace with historical rates.

Our historical revenue, revenue growth, key business metrics or key business metrics growth should not be considered indicative of our future performance. Our revenue was $209.5 million, $180.0 million and $154.8 million for fiscal 2025, 2024 and 2023, respectively. Our revenue growth rate has fluctuated in prior periods and we expect our revenue growth rate to continue to fluctuate. Our revenue growth rate may be impacted by a number of factors, including slowing adoption of or demand for our products and services, increasing competition, decreasing growth of our overall market, changes to technology or our failure to capitalize on growth opportunities, among others.

If we fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

We have previously experienced strong growth in our employee headcount, geographic reach and operations, and we expect to continue to grow in the future. Managing our growth effectively and integrating new employees, technologies and acquisitions into our existing business will require us to continue expanding our operational and financial infrastructure while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel, maintain customer satisfaction and manage our costs and operating expenses. Further, as our customers adopt our products and services for an increasing number of use cases, we have had to support more

complex commercial relationships. We must continue to improve and expand our information technology ("IT"), and financial infrastructure, operating and administrative systems and relationships with various partners and other third parties. In addition, we operate globally and have established numerous international subsidiaries. Plans to continue doing so will place additional demands on our resources and operations. If we do not manage the growth of our business and operations effectively, the quality of our products and services and the efficiency of our operations could suffer. This could impair our ability to attract new customers, retain existing customers and expand their use of our products and services, any of which could adversely affect our brand, business, financial condition and results of operations.

We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.

The database software market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. Many established businesses aggressively compete against us and have offerings with functionalities similar to those of our products and services. These competing offerings may also be complementary with ours and customers often deploy our platform alongside a competitor's product.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings, such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. In the future, other large software and internet companies with substantial resources, customers and brand power may also seek to enter our market. We would expect competition to increase with the entry of new companies and the introduction of innovative technologies.

Many of our existing and potential competitors have or could have, substantial competitive advantages, including but not limited to:

- greater name recognition and longer operating histories;

- broader distribution and established relationships with partners, customers and application developer communities;

- greater financial resources for sales and marketing, acquisitions and entering into strategic partnerships;

- competitive pricing and greater professional services and customer support resources;

- lower labor, research and development costs; and

- more mature intellectual property rights portfolios.

If we fail to compete effectively with respect to any of these competitive advantages, we may weaken our competitive position, fail to attract new customers or lose or fail to renew existing customers, which could adversely affect our business, financial condition and results of operations.

We expect competition to increase with the entry of new companies and the introduction of innovative technologies. Potential customers may believe that substitute technologies or ancillary solutions that address narrower segments overall are adequate for their needs. Further, we have made portions of our source code available on an open source and source available basis and face risks if others compete effectively using our code. Additionally, some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships, among themselves or with others, that may allow them to offer more directly competitive and comprehensive offerings than were previously offered and adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings, including those that may incorporate AI, more quickly than we do. If we are unable to anticipate or effectively react to competitive challenges, our business, financial condition and results of operations could be adversely affected.

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations.

Attracting and retaining sales and marketing personnel, developing partner relationships and raising awareness of our platform, including leveraging Community Edition and free trials, are critical for customer acquisition, and failure to cost-effectively acquire new customers could negatively impact our growth.

Our success depends, in part, on retaining existing customers through subscription renewals and expanding relationships, including broadening customers' use cases within our products and adopting additional Couchbase products and services. The non-cancelable term of our subscriptions are typically one to three years but may be longer or shorter in limited circumstances, and renewals or upgrades are not guaranteed. In addition, renewals might not have a similar contract period or differ in price, terms or capacity, or customers may decide to otherwise downgrade their subscriptions. For example, the impact of the macroeconomic environment has caused, and may in the future continue to cause, certain customers to request concessions including extended payment terms or better pricing, increased customer churn, a lengthening of our sales cycles with prospective customers, a delay of planned projects or expansions and reduced contract values with certain prospective and existing customers. Retention may fluctuate due to factors including our customers' satisfaction with our products and services, our licensing models, the prices, features or perceived value of competing offerings, changes to our offerings or general economic conditions, among other things.

Additionally, our success depends, in part, on our determination of which product features to include in the free versus paid versions of our products including the timing of when to incorporate Enterprise Edition features into our Community Edition products. Any failure on our part to determine the correct balance and timing may adversely affect our business. Existing or potential customers may determine that the functionality of our free versions is sufficient for their needs and as a result may not convert from the use of our free trials to a paid product or downgrade from our paid products. Further, users of our Enterprise Edition of Couchbase Server and Couchbase Mobile products may violate our license terms by using our product without paying for a required subscription or by exceeding their subscription entitlements, and we may not always be able to determine when this occurs or enforce our license terms.

In addition, expanding our customer base in new industry verticals depends on effective organization, focus and training of our sales and marketing personnel, efficient pricing and product strategies and educating the enterprise architects and application developers in such industries about the benefits and features of our products and services. Inadequate returns on sales and marketing efforts and investments may harm our business.

The market for our products and services is highly competitive and evolving, and our future success depends on the growth and expansion of this market.

It is uncertain whether the market for our products and services will continue to grow, how rapidly it will grow, or whether our products and services will be more widely adopted. Our success will depend, in part, on market acceptance and the widespread adoption of our products and services as an alternative to legacy or other offerings and the selection of our products and services over competing offerings that may have similar functionality. Technologies related to database offerings are still evolving and we cannot predict market acceptance of our products and services or the development of other competing offerings based on entirely new technologies. For example, we derive a substantial majority of our revenue from subscriptions for, and services related to Enterprise Edition of Couchbase Server and Couchbase Mobile. Demand for our platform is affected by a number of factors, many of which are beyond our control, including continued market acceptance by existing customers and potential customers, the ability to expand the product for different use cases, the timing of development and releases of new offerings by our competitors, technological change and the growth or contraction in the market in which we compete. It is possible that customer adoption of our new products, such as Couchbase Capella, may replace a portion of customer spend on our existing products. If the market for database solutions, and for NoSQL database solutions in particular, does not continue to grow as expected, or if we are unable to continue to efficiently and effectively respond to the rapidly evolving trends and meet the demands of our customers, achieve more widespread market awareness and adoption of our products and services or otherwise manage the risks associated with the introduction of new products and services, our competitive position would weaken and our business, financial condition, results of operations and prospects would be adversely affected.

If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed.

Our ability to attract new customers and expand our relationship with our existing customers depends, in part, on our ability to continue to enhance and improve our products and services, introduce compelling new features, address additional use cases, and develop features that reflect the constantly evolving nature of technology, regulations, and our customers' needs. The success of any new or enhanced product or service features depends on several factors, including our anticipation of market changes and market demand, timely completion and delivery, adequate quality testing, integration with existing technologies and applications and competitive pricing. If our investments in new products and services, including Couchbase Capella, are not successful, our business, financial condition and results of operations would be adversely affected.

In addition, because our products and services are designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our products and services to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. The addition of new features and solutions to our products and services may increase our research and development expenses, compliance, personnel, security, infrastructure and other expenses. We have adopted new features and may introduce others in the future, which may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related research and development and other related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we are unable to manage the risks associated with the development of new products and features, our business would be adversely affected. If new technologies emerge that enable others to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Generally, our professional services and training revenues have grown as our subscription revenue has grown. We believe our investment in services facilitates the adoption of our products. However, Couchbase Capella contains a service component and Couchbase Capella customers may not require standalone services at the same rate as for our Enterprise Edition of Couchbase Server and Couchbase Mobile offerings. As a result, as customers migrate to Couchbase Capella, it is not clear if revenue from our services business will continue to grow at rates consistent with prior periods. Further, professional services and training may be seen as ancillary to our core product offerings. To the extent customers reduce spending due to macroeconomic conditions, customers may opt out of services, which may harm our results of operations.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were formed in 2011 with the merger of Membase, Inc. and CouchOne, Inc. Since our formation, we have frequently expanded our product features and services and evolved our pricing methodologies. Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include, among other things, our ability to manage our costs, accurately forecast revenue, gain new customers, retain or expand existing customers, introduce successful products, services and features and compete effectively.

If we fail to address the risks and challenges that we face, including those above as well as those described elsewhere in this "Risk Factors" section, our business, financial condition, results of operations, key business metrics and prospects could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our future results of operations and key business metrics fluctuate significantly, and if we fail to meet the expectations of analysts or investors, the market price of our common stock and the value of your investment could decline substantially.

Our results of operations and key business metrics fluctuate from period to period as a result of a number of factors, many of which are outside of our control and difficult to predict, including:

- market acceptance and demand for our products and services, including new products and services;

- the quality and level of our execution of our business strategy and operating plan;

- the effectiveness of our sales and marketing programs;

- the length of our sales cycle, including the timing of renewals;

- our ability to attract new customers, particularly large enterprises;

- our ability to retain customers and expand their adoption of our products and services, particularly our largest customers;

- our ability to successfully expand internationally and penetrate key markets;

- a failure to maintain the level of service uptime and performance required by our customers with certain of our products;

- technological changes and the timing and success of new or enhanced product features by us or our competitors or any other change in the competitive landscape of our market;

- our product mix and the revenue recognition related to such products;

- changes in the average contract term or the timing of revenue recognition, any of which may impact implied growth rates;

- changes to our packaging and licensing models, which may impact the timing and amount of revenue recognized;

- increases in and the timing of operating expenses that we may incur to grow our operations and to remain competitive;

- pricing pressure as a result of competition or otherwise;

- seasonal buying patterns;

- the implementation of cost-saving activities, extra layers of scrutiny and approval, and customers electing to buy in smaller increments as a result of macroeconomic conditions;

- the impact and costs related to the acquisition and integration of businesses, talent, technologies or intellectual property rights;

- an inability to enforce our licenses associated with our products;

- our ability to successfully hire and retain employees and key members of our management team;

- changes in the legislative, litigation or regulatory environment; and

- general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability, as well as the effects of foreign exchange fluctuations.

Any one or more of the factors above may result in significant fluctuations in our results of operations. We also intend to continue to invest significantly to grow our business in the near future. In addition, we generally experience seasonality based on when we enter into agreements with customers, and our quarterly results of operations generally fluctuate from quarter to quarter depending on customer buying habits. This seasonality is reflected to a lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that a substantial portion of our subscription revenue is recognized ratably over the term of the subscription, which typically ranges from one to three years. We expect that seasonality will continue to affect our results of operations in the future. The variability of our results of operations or other operating estimates could result in our failure to meet our expectations or those of securities analysts or investors; if so, the market price of our common stock could decline, and we could face costly lawsuits, including securities class action suits.

We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 96%, 95% and 92% of total revenue for fiscal 2025, 2024 and 2023, respectively.

Sales of new or renewal subscriptions may fluctuate as a result of a number of factors, including customers satisfaction, pricing, the prices of competitors' products and reductions in our customers' spending levels or fluctuations in customer usage of consumption-based offerings. If sales decline or if consumption-based customers consume Couchbase Capella at a slower rate than expected, our total revenue and revenue growth rate may decline.

Under most of our contracts, we recognize a portion of subscription revenue upon transfer of the software license to the customer and the larger remainder of the transaction price ratably over the term of the arrangement. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information. As we significantly rely on subscription revenue, a significant portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into in prior periods. Consequently, a decline in new sales or renewals in any one period and any downturn in sales, demand or market acceptance for our products may not be immediately reflected in our results of operations for such period but in future periods. Our subscription-based products

also make it difficult to rapidly increase our revenue through additional sales in any period, as a significant portion of such revenue from customers will be recognized over the term of the applicable agreement.

Further, we intend to increase our investment in research and development, sales and marketing and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred, in contrast to our revenue. Accordingly, we may recognize the costs associated with such increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our financial condition and results of operations.

We depend on our sales force, and we may fail to attract, retain, motivate or train our sales force, which could adversely affect our business, financial condition and results of operations.

Our sales force obtains new customers and drives additional sales to existing customers. Our hiring, training and retention efforts have been, and may further be, hindered as a result of the intense competition for talent. New hires require significant training and may take significant time before they achieve full productivity, and our remote and online onboarding and training processes may be less effective or efficient than in-person training and take longer. Further, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. If we are unable to attract, retain, motivate and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner or our sales personnel are not successful in bringing potential customers into the pipeline, converting them into new customers or increasing sales to our existing customer base, our business, financial condition and results of operations would be adversely affected.

Our sales strategy to target larger enterprises involves risks that may not be present or that are present to a lesser extent with respect to smaller enterprises, such as long and unpredictable sales cycles and sales efforts that require considerable time and expense, particularly in the current macroeconomic environment.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, such as longer and unpredictable sales cycles, more complex customer requirements and processes, substantial upfront sales costs and less predictability in completing some of our sales. These risks may be enhanced in the current macroeconomic environment. A number of factors influence the length and variability of our sales cycles, including the need to educate potential customers about the uses and benefits of our products and services, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes and the size of the customer. For example, large customers often require proof of concept deployments, free trials or begin to deploy our products on a limited basis but nevertheless negotiate pricing discounts, which all increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. Large customer sales have, in some cases, occurred in periods subsequent to those we anticipated, or have not occurred at all, the result of which could affect our cash flows and results of operations for that fiscal period and for future periods.

If we are not able to maintain and enhance our brand, especially among enterprise architects, application developers and other key functions that support them, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation as a leader in the market for database solutions is critical to our relationship with our existing customers and partners and our ability to attract new customers and partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to foster awareness among enterprise architects, application developers and other key functions that support them, our ability to continue to develop high-quality products and services, our ability to successfully differentiate our products and services from those of our competitors, our ability to maintain the reputation of our products and services for data security and our ability to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our products and services, as well as the offerings of our competitors, and perception of our products and services in the marketplace may be significantly influenced by these reports. Negative reports, or reports that are less positive as compared to those of our competitors, may adversely affect our reputation and brand. Additionally, the performance of our partners may affect our reputation and brand if customers do not have a positive experience with our partners.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks and our competitors may adopt trade names or trademarks similar to

ours leading to market confusion. If we are otherwise unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. The maintenance and promotion of our brand requires us to make substantial expenditures, yet may not generate customer awareness or yield increased revenue, and even if they do, any increase in revenue from such brand promotion initiatives may not offset the increased expenses we incur. If so, we may have reduced pricing power relative to our competitors, which could materially and adversely affect our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our products or interruptions or performance problems associated with our technology and infrastructure could adversely affect our growth prospects, business, financial condition and results of operations.

Our products are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our products are used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations. This diversity increases the likelihood of errors or failures in the IT environments into which our products are deployed. Additionally, we rely upon third-party cloud hosting infrastructure providers to host our cloud offering. Despite testing by us, real or perceived errors, failures or bugs in our customer solutions, software or technology or the technology or software we license from third parties, including open source software, may not be found until our customers use our products. This could result in negative publicity, security related incidents such as data breaches, data loss, unavailability or corruption, loss of or delay in market acceptance of our products, harm to our brand, weakening of our competitive position or complaints or claims by customers for losses sustained by them or our failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our products could impair our ability to attract new customers, retain existing customers or expand their use of our products, any of which could adversely affect our business, financial condition and results of operations.

For certain of our products, our success depends, in part, on the ability of our existing customers and potential customers to access such products at any time and within an acceptable amount of time. We may experience service disruptions, outages, capacity constraints and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism, denial of service attacks or other security related incidents or capacity constraints. In some instances, we may not be able to identify or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and customer implementations become more complex. If our products are unavailable or if our customers are unable to access our products within a reasonable amount of time or at all, or if other performance problems occur, we may experience a loss of customers, lost or delayed market acceptance of our platform and services, delays in payment to us by customers, injury to our reputation and brand, legal claims against us and the diversion of our resources. The foregoing risks associated with any outage or service disruptions are magnified by the fact that our platform is typically used by our customers to support mission-critical applications. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations could be adversely affected.

Some of our customer contracts contain service level commitments, which contain specifications regarding response times for support, performance of our products and availability of our services. Any failure of or disruption to our infrastructure could impact the performance of our products and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our products or services, we may be contractually obligated to provide affected customers with service credits or potentially face contract termination with refunds of prepaid amounts related to unused subscriptions. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition and results of operations could be adversely affected.

Our ability to maintain and increase sales with our existing customers depends, in part, on the quality of our customer support, and our failure to offer high-quality support would harm our reputation and adversely affect our business and results of operations.

Our ability to provide effective support is vital to our business as our products are often utilized by our customers for mission-critical applications and are often integrated with and dependent on other core technologies, which factors also increase the complexity and challenge of providing support. If we do not succeed in helping our customers quickly resolve

issues or provide effective ongoing education related to our products, our reputation could be harmed, and our existing customers may not renew or expand their use of our products. To the extent that we are unsuccessful in hiring, training and retaining adequate customer support personnel, our ability to provide adequate and timely support to our customers and our customers' satisfaction with our products, would be adversely affected. Our failure to provide and maintain high-quality customer support would harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our international operations and planned continued international expansion subject us to additional costs and risks, which could adversely affect our business, financial condition and results of operations.

Our continued success and our growth strategy depend, in part, on our planned continued international expansion. We are continuing to adapt to and develop strategies to address international markets, but such efforts may not be successful and are subject to a number of risks, including, without limitation:

- greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

- higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

- differing labor regulations, especially in the European Union ("EU") where labor laws may be and often are more favorable to employees;

- challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

- fluctuations in exchange rates between the U.S. Dollar and foreign currencies in markets where we do business;

- management communication and integration problems resulting from language and cultural differences and geographic dispersion;

- costs associated with language localization of our products and services;

- risks associated with trade restrictions and foreign legal requirements, including any importation, certification and localization of our products and services that may be required in foreign countries;

- greater risk of unexpected changes in regulatory requirements, increased costs due to tariffs and tax laws, trade laws, export quotas, customs duties, treaties and other trade restrictions;

- costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to laws and regulations governing our corporate governance, product licenses, privacy, data protection and security regulations, particularly in the EU;

- compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. Travel Act and the United Kingdom Bribery Act 2010, violations of which could lead to significant fines, penalties and collateral consequences for us;

- risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control ("OFAC") and other similar trade protection regulations and measures;

- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of, or irregularities in, financial statements;

- the uncertainty of protection for intellectual property rights in some countries, particularly, those countries where we operate through a professional employer organization and do not have a direct contractual relationship with our service providers in such countries;

- exposure to regional or global public health issues and restrictions on travel or other measures undertaken by governments in response;

- general economic and political conditions in these foreign markets, including inflation and interest rate concerns, political and economic instability in some countries, such as the ongoing conflicts in Ukraine and the Middle East, and any related political or economic response and counter responses or otherwise by various global actors or general effect on the global economy;

- foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the U.S.; and

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate.

If we are unable to address these or other problems encountered in connection with our international operations and expansion, our operations may be negatively impacted. Some of our business partners also have international operations and are subject to the risks described above. These and other factors could harm our ability to generate revenue outside of the U.S. and, consequently, adversely affect our business.

In addition, compliance with evolving foreign regulations may increase operational costs. Failure to comply with these laws and regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and third-party service providers will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or third-party service providers could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have an adverse effect on our business, financial condition and results of operations.

We track certain key business metrics with internal systems and tools and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain metrics, including ARR, dollar-based net retention rate and number of customers, with internal systems and tools that are not independently verified by any third party, and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. In addition, our ARR and dollar-based net retention rate calculations assume our customers will renew unless we receive notification of non-renewal and are no longer in negotiations prior to a measurement date, and will not increase or reduce, their subscriptions for our platform and services. If these assumptions are incorrect, our actual ARR and dollar-based net retention rate may differ significantly from the metrics presented in this Annual Report on Form 10-K. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to the data or how we measure data may affect our understanding of certain details of our business, which could affect our long-term strategies. If our key business metrics are not accurate representations of our business, if investors do not perceive our key business metrics to be accurate or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition and results of operations would be adversely affected.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which could adversely affect our business, financial condition and results of operations.

We depend on the continued contributions of our management team, key employees and other highly skilled personnel. Most of our management team and key employees are at-will employees, which means they may terminate their relationship with us at any time. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products. The competition for top management, engineering talent and other highly skilled personnel is high, and the loss of their services or delays in hiring required personnel, particularly within our research and development and engineering organizations, could adversely affect our business, financial condition and results of operations.

Our future success also depends, in part, on continuing to attract and retain highly skilled personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters are located, and in other locations, is intense, and our industry faces significant competition for skilled personnel.

Additionally, the former employers of our new employees have, and in the future may, assert that our new employees or we have breached legal obligations, which may be time-consuming, distracting to management and may

divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and if the perceived value of our equity awards declines relative to those of our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes being valued and creating value, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- ability to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

- the increasing size and geographic diversity of our workforce;

- the continued challenges of a rapidly-evolving industry; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture, our business could be adversely affected.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt instruments and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our products and services. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend on, among other things, our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to grow and to respond to business challenges could be significantly limited and our business could be adversely affected.

Future debt obligations could materially and adversely affect our business, financial condition or results of operations.

We maintain a revolving line of credit (the "Credit Facility") with MUFG Bank Ltd. ("MUFG"). Our ability to pay interest and repay the principal for any indebtedness, and maintain compliance with covenants as part of our agreement with MUFG, is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this "Risk Factors" section.

In the event we draw on the Credit Facility or otherwise incur indebtedness, our debt obligations could adversely impact us. For example, these obligations could:

- require us to use a large portion of our cash flow to pay principal and interest on debt, which will reduce the amount of cash flow available to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

- limit our future ability to raise funds for capital expenditures, strategic acquisitions or business opportunities, research and development and other general corporate requirements;

- restrict our ability to incur additional indebtedness and to create or incur certain liens;

- increase our vulnerability to adverse economic and industry conditions; and

- increase our exposure to interest rate risk from variable rate indebtedness.

There can be no assurance that we will be able to manage any of these risks successfully.

We may also need to refinance a portion of any of our outstanding indebtedness as it matures. There is a risk that we may not be able to refinance existing debt, including the Credit Facility, or that the terms may not be as favorable as the terms of our existing indebtedness. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.

We may be unable to make acquisitions and investments or successfully integrate acquired companies and assets into our business, and our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies or talent that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. However, we may not be able to fully realize the anticipated benefits of such acquisitions or investments. due to inherent risks, including, without limitation:

- unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings or technology, or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process;

- incurrence of acquisition-related expenses, including those related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated, which would be recognized as a current period expense;

- inability to generate sufficient revenue to offset acquisition or investment costs;

- inability to maintain relationships with customers and partners of the acquired business;

- challenges with incorporating acquired technology and rights into our products and services and maintaining quality and security standards consistent with our brand;

- inability to identify security vulnerabilities in acquired technology prior to integration with our technology and products and services;

- inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

- delays in customer purchases due to uncertainty related to any acquisition;

- the need to integrate or implement additional controls, procedures and policies;

- challenges caused by distance, language and cultural differences;

- harm to our existing business relationships with partners and customers as a result of the acquisition;

- potential loss of key employees;

- use of resources that are needed in other parts of our business and diversion of management and employee resources; and

- inability to recognize acquired deferred revenue in accordance with our revenue recognition policies.

Acquisitions also require the use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition. Each of these could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The use of cash to finance any future acquisitions may limit other potential uses of our cash, including the retirement of outstanding indebtedness. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. We may have to delay or forego a substantial acquisition if we cannot obtain the necessary financing to complete such acquisition in a timely manner or on favorable terms. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Use of AI, including in our products and services, combined with an evolving regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business.

We are developing and have launched new product features, such as Capella iQ, that use or allow our customers to integrate our offerings with AI technologies. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. We may be unsuccessful in developing, integrating or maintaining product features using AI technologies that gain market traction, or in doing so in a cost-effective manner. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than we do, which could impair our ability to compete effectively. New or modified legal and regulatory developments regulating AI, such as the EU AI Act and numerous proposed laws, and in certain cases enacted, in various U.S. states and other jurisdictions relating to the development and use of AI technology, can impact the incorporation of AI technologies into our offering and business, and any actual or perceived failure by us to comply with any such legal and regulatory developments or other actual or asserted obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation or other liabilities. The incorporation of AI into our products, or the use of our products as part of AI technologies and applications, may result in new or enhanced governmental or regulatory scrutiny, litigation, intellectual property risks, confidentiality, privacy or security risks, ethical concerns or other complications that could harm our business, reputation or financial condition.

Further, our use of AI tools and technologies may require additional investment and development of appropriate protections and safeguards for handling the use of our data, including customer data processed by us, with AI technologies in our product offerings or our tools. AI may create content that appears correct but is inaccurate or flawed, which may expose us to brand or reputational harm, competitive harm or legal liability if we, our customers or others rely on or use this flawed content to their detriment. Software code and other content that we and our customers create using generative AI tools may adversely affect any intellectual property rights in any outputs and related works, and certain content collected, used in, or accessed via AI tools may be subject to third-party rights or usage restrictions that could impede our or our customers' ability to use such content or AI tools or otherwise lead to liability, including risks arising out of cybersecurity incidents and violations of data protection laws. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the generative AI tools used in our business, or if we experience cybersecurity incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights.

Our business could be adversely affected by economic downturns.

Prolonged economic uncertainties or downturns have in the past and could in the future adversely affect our business, financial condition and results of operations and key business metrics. Negative conditions in the general economy in either the U.S. or abroad, including inflation and interest rate concerns, conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster, global public health crisis or armed conflicts, could continue to cause a decrease in corporate spending on IT offerings in general and negatively affect the growth of our business. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography.

These conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately and could cause our customers to reevaluate their decision to purchase our products and services, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. In the current macroeconomic environment, we continue to see longer deal cycles compared to historical results, along with an elevation in degree of budget scrutiny, slower than expected product migrations, lower than expected expansions, and customers electing to buy in smaller increments. Further, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us, if at all. If that were to occur, we may be required to increase our allowance for credit losses, which would adversely affect our results of operations.

A substantial downturn in any of the industries in which our customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on IT offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent subscriptions to our products or expenditures on our services are perceived by existing customers or potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general IT spending.

We face fluctuations in currency exchange rates, which could adversely affect our financial condition and results of operations.

To the extent we continue to expand internationally, we will become more exposed to fluctuations in currency exchange rates. The strengthening of the U.S. Dollar relative to foreign currencies increases the real cost of our products and services for our customers outside of the U.S., which could lead to the lengthening of our sales cycles or reduced demand for our products and services. Additionally, increased international sales may result in foreign currency denominated sales, increasing our foreign currency risk. Moreover, such continued expansion would increase operating expenses incurred outside the U.S. and denominated in foreign currencies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Our business could be adversely affected by pandemics, natural disasters, political crises or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or a significant power outage or telecommunications failure, could disrupt our operations, mobile networks, the internet or the operations of our third-party service and technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity and wildfires. In addition, any unforeseen public health crises, political crises, such as terrorist attacks, war and other political instability or other catastrophic events, whether in the U.S. or abroad, including the ongoing conflicts in Ukraine and the Middle East and any related political or economic response and counter responses or otherwise by various global actors or general effect on the global economy, can continue to adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers' abilities could result in decreased demand for our products and services or a delay in the provision of our products and services or could negatively impact consumer and business spending in the impacted regions or globally depending on the severity, any of which would adversely affect our business, financial condition and results of operations. All of the aforementioned risks would be further increased if our disaster recovery plans prove to be inadequate.

Risks Related to Our Dependence on Third Parties

If we are unable to maintain successful relationships with our partners, our business, financial condition and results of operations could be harmed.

We employ a go-to-market business model whereby a portion of our revenue is generated by sales through or with our partners, including CSPs, independent software vendors, systems integrators, technology partners, original equipment manufacturers, marketplaces and resellers, that further expand the reach of our direct sales force into additional geographies, sectors, industries and channels. We have entered, and intend to continue to enter, into reseller relationships in certain international markets where we do not have a local presence. We provide certain partners with specific training and programs to assist them in selling our products and services, but our efforts to provide training and build relationships may be ineffective. In addition, if our partners are unsuccessful in marketing and selling our products and services, it would limit our planned expansion into certain geographies, sectors, industries and channels. If we are unable to develop and maintain effective sales incentive programs for our partners, we may not be able to successfully incentivize these partners to sell our products and services to customers.

Some of our partners may also market, sell and support offerings that are competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings, may have incentives to promote our competitors' offerings to the detriment of our own or may cease selling our products and services altogether. Our partners could also subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresents the functionality of our products and services to customers, violate laws or violate our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our partners, identifying additional partners and training our partners to independently sell our products and services. Any shortcomings of the foregoing by us or our partners could adversely affect our business, financial condition, results of operations and growth prospects.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

Our success depends, in part, on our relationships with third-party service providers, including providers of cloud hosting infrastructure, customer relationship management systems, financial reporting systems, human resource

management systems, credit card processing platforms, marketing automation systems, payroll processing systems and data centers, among others. In particular, cloud hosting infrastructure is becoming increasingly important as customers adopt Couchbase Capella. If any of these third parties experience difficulty meeting our requirements or standards, become unavailable due to extended outages or interruptions, temporarily or permanently cease operations, face financial distress or other business disruptions or increase their fees, or if our relationships with any of these providers deteriorate or if any of the agreements we have entered into with such third parties are terminated or not renewed without adequate transition arrangements, or if we are unsuccessful in managing or negotiating cost-effective relationships with them, we could suffer increased costs and delays in our ability to provide customers with our products and services, our ability to manage our finances could be interrupted, receipt of payments from customers may be delayed, our ability to generate and manage sales leads could be weakened or our business operations could be disrupted. Any of such disruptions may adversely affect our business, financial condition, results of operations or cash flows until we replace such providers or develop replacement technology or operations.

Certain estimates and information we refer to publicly are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information we refer to publicly, including general expectations concerning our industry and the market in which we operate and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations, and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If investors do not perceive such data or methodologies to be accurate, or if we discover limitations or material inaccuracies with respect to such data or methodologies, our reputation, financial condition and results of operations could be adversely affected.

Risks Related to Our Open Source and Intellectual Property

Our use of third-party open source software in our solutions, the availability of core portions of our source code on an open source or source available basis and contributions to our open source projects could negatively affect our ability to sell our products and provide our services, subject us to possible litigation and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business and results of operations.

Our products include software that is licensed to us by third parties under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, because open source projects may have vulnerabilities and architectural instabilities, and also because open source licensors generally provide their software on an "as-is" basis and do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code even though our customers may insist on such protections in our contracts with them. We have historically elected to make core portions of our source code available on an open source basis to facilitate adoption as well as collaboration and participation from our application developer communities. However, we may not be successful in this strategy, and our move toward source-available licensing, as well as the continued availability of our source code, may enable others to compete more effectively against us. In addition, the public availability of the source code for such software may make it easier for others to compromise our products. We expect to continue to incorporate such open source software in our products and allow core portions of our source code to be available on an open source or source available basis in the future.

Although most of our code is developed in-house, we also receive a limited amount of contributions from our open source developer communities. We require third parties who provide contributions to us to assign ownership of all intellectual property rights in their contributions to us, or provide us with a perpetual license to their works, and represent that their contributions are original works and that they are entitled to assign or license these rights to us. However, we cannot be sure that we can use all contributions without obtaining additional licenses from third parties, and may be subject to intellectual property infringement or misappropriation claims as a result of our use of these contributions.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. We seek to ensure that our closed-source proprietary software is not combined with, and does not incorporate, open source software in ways that would require the release of the source code of our closed-source proprietary software to the public.

However, we cannot ensure that our processes for controlling our use of open source software in our products will be effective. If we are held to have failed to comply with the terms of applicable licenses or our current policies and procedures or otherwise combine our closed-source proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our closed-source proprietary software to the public at no cost under the terms of applicable open source licenses. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages.

Additionally, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If an author or other third party that distributes such open source software were to allege that we had not complied with applicable license conditions, or if we are required to defend a customer in the event of such a claim, we could be required to incur significant legal expenses defending against such allegations. If we are unable to successfully defend against such allegations we could be subject to significant damages or other liability, including being enjoined from the sale of our products and services. We could also be required to seek licenses from third parties to continue providing our products on terms that are not economically feasible, re-engineer our products, discontinue or delay the provision of our products if re-engineering cannot be accomplished on a timely basis or make generally available, in source code form, our proprietary code. Any of the foregoing would adversely affect our business, financial condition and results of operations.

Our distribution and licensing model could negatively affect our ability to monetize and protect our intellectual property rights.

Many of our products are available for free on the internet, including a substantial portion of our source code on open source or source available terms. Also, we may have limited or no direct visibility into who may be using our software or to what extent or purpose, so our ability to detect violations of our product licenses is extremely limited. If we are unable to manage the risks related to our licensing and distribution model, our business could be adversely affected. Additionally, we have adopted BSL 1.1, a source-available license, for certain of our publicly available source code. We believe BSL 1.1 enables us to fairly and transparently control commercialization of our source code, however such licensing strategy may not prevent misuse of our source code. Additionally, BSL 1.1 is not an open source license, which may negatively impact adoption of the source code, reduce our brand and product awareness and negatively impact our ability to compete.

Because of the rights accorded to third parties under open source licenses, there may be fewer technology barriers to entry in the markets in which we compete and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us.

Open source software license terms generally allow liberal modifications and distribution of the code. We have historically elected to make core portions of our source code available on an open source basis. The continued availability of our source code, notwithstanding our move toward source-available licensing, among other things, may enable others to develop new software products or services that are competitive to ours without the same degree of overhead and lead time required by us, particularly if customers do not value the differentiation of our proprietary components. It is possible for new and existing competitors, including those with greater resources than ours, to develop their own open source software or hybrid proprietary and open source software offerings. In addition, some competitors make open source software available for free download or use or may position competing open source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of open source software will not result in price reductions, reduced revenue and gross margins and loss of market share, any one of which could adversely affect our business. Our use of open source software may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects.

We could incur substantial costs in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

Our success depends, in part, upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, other intellectual property laws, confidentiality procedures and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, enforce and defend our intellectual property rights may be inadequate if, for example, we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property and as a result our competitors might gain access to our proprietary technology and develop and commercialize similar or substantially identical products, services or technologies, and our business, financial condition, results of operations or prospects could be adversely affected. We hold a number of issued patents and have filed patent applications both in the U.S. and in foreign jurisdictions. There can be no assurance that our patent applications will result in issued patents, or will result in issued patents in a timely manner.

Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or deemed unenforceable in the U.S. or in foreign jurisdictions. Others may infringe on our patents, trademarks or other intellectual property rights, independently develop similar, substantially identical or superior offerings, duplicate any of our offerings or design around our patents or other intellectual property rights or use information that we regard as proprietary to create products and services that compete with ours. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software and business methods. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the U.S. may adversely affect our ability to obtain patents and may facilitate third-party challenges to any future owned or licensed patents. As we expand our international activities, our exposure to unauthorized copying and use of our services and platform capabilities and proprietary information will likely increase. Intellectual property protection may not be available to us in every country in which our services are available, or the laws of or mechanisms for enforcement in some foreign countries may not be as protective of intellectual property rights as those in the U.S. Policing unauthorized use of our technologies, trade secrets and intellectual property may thus be difficult, expensive and time-consuming. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

In addition, we have made core portions of our own software available under open source or source-available licenses, and we include third-party open source software in our products. We have also occasionally contributed source code to open source projects. Because the source code for any software we distribute under open source or source-available licenses or contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such source code may be limited or lost entirely.

We protect and rely, in part, on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers, vendors and the parties with whom we have strategic relationships and business alliances, the assignment of intellectual property rights may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Additionally, we cannot guarantee that we have entered into such agreements with each party that has or may have created or developed intellectual property on our behalf or had access to our proprietary information, know-how or trade secrets. We cannot guarantee that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. We may not have adequate remedies for any breach of these agreements. Further, we have experienced and may in the future experience unauthorized access of our proprietary source code, confidential information and know-how. We have and may in the future initiate litigation regarding trade secret

misappropriation, but enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in and outside the U.S. are less willing or unwilling to protect trade secrets and know-how.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Any litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights that, if successful, could cost us valuable intellectual property rights. Our inability to protect our intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our products, delay introductions of enhancements to our products, result in our substituting inferior or more costly technologies into our products or harm our reputation and brand. In addition, we may be required to license additional technology from third parties to develop and market new product features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete.

We have been and may in the future become subject to intellectual property disputes which may be costly to defend, subject us to significant liability, require us to pay significant damages and limit our ability to use certain technologies.

We have been and may in the future become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our products are infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Further, we have faced and may in the future face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we have developed, including works using third-party open source software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them.

Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. Any claim of infringement by a third party, even those without merit, against us or for which we are required to provide indemnification, would be time consuming, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages (including treble damages and attorneys' fees if we are found to have willfully infringed a party's rights), royalties or other fees in connection with a claimant securing a judgment against us and we may be subject to an injunction or other restrictions that cause us to cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate, including subscriptions to our products. We may also agree to a settlement that prevents us from distributing our products or a portion thereof, any of which could adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected product features), effort and expense and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management. Moreover, there could be public announcements

of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on our business, results of operations or the market price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for platform and services grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including for privacy and cybersecurity laws and regulations, intellectual property, employment and labor laws, workplace safety, consumer protection laws, anti-bribery laws, import and export controls, immigration laws, federal securities laws and tax laws and regulations. Further, emerging tools and technologies we may utilize in our products and services, like AI, may become subject to regulation under new laws or new applications of existing laws. In certain foreign jurisdictions, these regulatory requirements may be more stringent than in the U.S. These laws and regulations impose added costs on our business, noncompliance with which could subject us to:

- investigations, enforcement actions, orders and sanctions;
- mandatory changes to our products and services;
- disgorgement of profits, fines and damages;
- civil and criminal penalties or injunctions;
- claims for damages by our customers or partners;
- termination of contracts;
- loss of intellectual property rights; and
- temporary or permanent debarment from sales to heavily regulated organizations and governments.

If any governmental sanctions are imposed, enforcement actions are taken, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with customers in heavily regulated industries and the public sector, including U.S. federal, state and local governmental organizations when selling our product to them directly or through partners, which affect how we and our partners do business with such customers. Failure to comply with these requirements by either us or our partners could subject us to investigations, fines, suspension or debarment from future government or other contracting opportunities and other penalties, which would adversely affect our business, financial condition, results of operations and growth prospects.

If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to our or our customers' data or software, our products and services may be perceived as

not being secure, customers may reduce or terminate their use of our products and services and we may face claims, litigation, regulatory investigations, significant liability and reputational damage.

We collect, use, store and transmit or otherwise process data as part of our business operations, including personal data in and across multiple jurisdictions. We also use third-party service providers to collect, use, store, transmit, maintain and otherwise process such information. Increasingly, threats from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service application programming interface attacks or other attacks, employee errors, theft or misuse and general hacking have become more prevalent in our industry and our customers' industries. The volume and magnitude of such threats may increase over time as threat actors increase and refine their use of AI or other emerging technologies for exploiting security vulnerabilities. Any of these threats could result in security incidents, including in unauthorized access or damage to, or disablement, encryption, use, disclosure, modification, destruction, loss or other processing of, our data or customer data (including personal data), software or systems or disrupt our ability to provide our products and services. Actual or perceived security incidents interrupt our operations, harm our reputation and brand, result in significant remediation and cybersecurity protection costs (including deploying additional personnel and modifying or enhancing our protection technologies and investigating and remediating any information security vulnerabilities), result in lost revenue, lead to regulatory investigations and orders, litigation, disputes, indemnity obligations, damages for breach of contract, penalties for violations of law or regulation and other legal risks, increase our insurance premiums, result in other financial exposure, lead to loss of customer confidence in us or decreased use of our products and services or otherwise adversely affect our reputation, competitiveness, business, financial condition and results of operations, and may have these impacts in the future.

We have taken steps to protect the data on our systems and offerings, but our security measures or those of our customers or third-party service providers could be insufficient and breached as a result of third-party action, employee or user errors or misconduct, technological limitations, defects or vulnerabilities in our systems or offerings or those of our third-party service providers, malfeasance, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from failure in technological resources, failure to comply with policies or otherwise. We have experienced and may continue to experience security incidents and attacks of varying types and degrees, including instances where our third-party providers have been impacted by a supply-chain attack and instances where there has been exposure and unauthorized use of credentials of our personnel. In addition, we have identified and been required to remediate or mitigate vulnerabilities in our code and in third-party code. Furthermore, our use of AI-generated code in our software, and any improper or inadequate vetting of such code, could result in our use of malicious code, our exposure to security vulnerabilities or the exploration of such vulnerabilities. We could be impacted by these and other security incidents and vulnerabilities in the future, and our internal controls and operations regarding security may not be effective in eliminating the risk of compromise of our systems, data and software. Additionally, with our employees and many employees of our third-party service providers working remotely, we are exposed to increased risks of security breaches or incidents. For example, we have seen an increase in phishing attempts and spam emails over time and it is possible this trend will continue. Also, in connection with geopolitical events and conflicts such as the ongoing conflicts in Ukraine and the Middle East, we and our third-party service providers are vulnerable to a heightened risk of cybersecurity attacks, phishing attacks, viruses, malware, ransomware, hacking or similar breaches or incidents.

There can be no assurance that any security measures that we or our customers or third-party service providers have implemented will be effective against current or future security threats. We have developed systems and processes to protect the integrity, confidentiality, availability and security of our systems, data and software, but our security measures or those of our customers or third-party service providers could fail and result in unauthorized access or damage to, or disablement, encryption, use, disclosure, modification, destruction or loss of, such systems, data and software. Through contractual provisions and third-party risk management processes, we take steps to require that our third-party providers and their subcontractors protect our data, but we cannot ensure the security measures they take will be sufficient to protect our data. A vulnerability in a third-party provider's or a customer's software or systems, a failure of our customers' or third-party providers' safeguards, policies or procedures or a breach or incident of or impacting a customer's or third-party provider's software or systems could result in the compromise of the confidentiality, integrity or availability of our offerings or systems, or our customers' data. Further, security breach techniques are varied and continue to evolve, including through the use of AI to launch more automated, targeted, sophisticated and coordinated attacks, and these attacks may not be detected until after an incident has occurred. We may be unable to implement adequate preventative measures, anticipate, prevent or detect attempted security breaches or other security incidents or react in a timely manner.

We have contractual and other obligations to notify customers, regulators, impacted individuals or others of certain security incidents. We have made such notifications in the past and may be required to do so in the future. Such disclosures or the failure to comply with relevant requirements could lead to adverse consequences. Any security breach or incident that we or our third-party service providers experience, or the perception that one has occurred, could result in a loss of

revenue or customer confidence in the security of our products and services, lead to negative publicity or otherwise harm our reputation and brand, reduce the demand for our products and services, disrupt normal business operations, divert management's attention and resources, require us to spend material resources to investigate, correct existing or prevent future security breaches and incidents (including deploying additional personnel and modifying or enhancing our protection technologies and investigating and remediating any information security vulnerabilities), increase our insurance premiums or expose us to legal liabilities, including claims, litigation, regulatory enforcement and orders, disputes, investigations, indemnity obligations, damages for contract breach, penalties and significant costs for remediation, any of which could adversely affect our results of operations. In addition, our remediation efforts may not be successful. We cannot ensure that any limitation of liability provisions in our customer, partner, vendor and other contracts would be enforceable or adequate with respect to any security lapse or breach or other security incident or protect us from any liabilities or damages with respect to any particular claim. These risks will increase as we continue to grow and evolve our offerings to collect, host, store, transmit, and otherwise process increasing volumes of data.

Further, if a security incident or breach occurs with respect to us or a competitor or third-party service provider, our customers and potential customers may lose trust in the security of our products or services or database software generally, which could adversely impact our ability to retain existing customers or attract new customers, which could adversely affect our business, financial condition and results of operations.

Moreover, our insurance coverage, subject to applicable deductibles, may not be adequate for liabilities incurred or cover any indemnification claims against us relating to any security incident or breach or an insurer may deny or exclude from coverage certain types of claims. In the future, we may not be able to secure insurance for such matters on commercially reasonable terms, or at all. The successful assertion of one or more claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations.

If we are not able to comply with, or are perceived to not comply with U.S. and foreign laws, rules, regulations, industry standards, contractual obligations and other requirements relating to data protection, information security and privacy, our business, financial condition and results of operations could be harmed.

We are subject to a variety of federal, state, local and international laws, rules and regulations, as well as industry standards, internal and external privacy policies and contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. The regulatory framework governing these matters worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, and it is possible that these or other actual or asserted obligations may be interpreted and applied in manners inconsistent between jurisdictions and in conflict with other rules or our practices. Any actual or perceived failure by us, our suppliers or other third parties with whom we do business to comply with laws, regulations, contractual obligations, or other actual or asserted obligations could result in proceedings against us by governmental entities or others. In many jurisdictions, including the U.S., enforcement actions and consequences for noncompliance are rising. Further, we have received and may in the future receive assertions of noncompliance by private actors. Such assertions may result in fines, investigations or settlement costs. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the United Kingdom ("UK"), Switzerland and the EU. The EU has adopted the General Data Protection Regulation ("GDPR"), which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements relating to the processing of personal data of EU data subjects, including the increased jurisdictional reach of the European Commission ("EC") and more robust compliance obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data. The GDPR also introduced numerous data processing and notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR's requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

While we have taken steps to mitigate the impact on us with respect to transfers of personal data, the efficacy and longevity of transfer mechanisms upon which we rely remains uncertain. We have in the past and may in the future be required to take additional steps to legitimize any personal data transfers impacted by legal or regulatory developments and

be subject to increasing costs of compliance and limitations on our customers and us. More generally, we may find it necessary or desirable to modify our personal data handling practices, and the outcomes of legal challenges relating to cross-border personal data transfer may serve as a basis for our personal data handling practices, or those of our customers and vendors, to continue to be challenged, which may adversely affect our business.

The UK has adopted a version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions. Furthermore, there will be increasing scope for divergence in application, interpretation and enforcement of data protection law between the UK and the European Economic Area. We continue to monitor and review the impact of any resulting changes to EU or UK law that could affect our operations. We may incur liabilities, expenses, costs and other operational losses under the GDPR and data protection laws of the applicable EU member states and the UK in connection with any measures we take to comply with them. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of personal data.

In addition, domestic privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act, which was subsequently modified by the California Privacy Rights Act, took effect in January 2020 ("CCPA"). The CCPA imposes obligations on companies that process California residents' personal information, including an obligation to provide certain new disclosures to such residents and creates new consumer rights. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation.

Numerous other states have enacted privacy laws that have gone or will go into effect in the near future. While these new privacy laws may share similarities with each other, as well as with the CCPA, they differ in many ways and we must comply with each if our operations fall within their scopes. Similar laws have been proposed in other states and at the federal level, and certain states have enacted other privacy-focused legislation, such as Washington's enactment of the My Health, My Data Act, which provides for a private right of action. All of these developments reflect a trend toward more stringent privacy legislation in the U.S. We expect that this increase in legislation and regulatory scrutiny will continue to add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

Additionally, in connection with Couchbase Capella, we may receive higher volumes of data, including sensitive and regulated data, which may require us to comply with additional legal or regulatory requirements. For example, we may store and process protected health information on behalf of our customers, which may subject us to a number of data protection, security and privacy requirements under our contracts and under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and other laws and regulations. We have signed business associate agreements with certain of our customers, subjecting us to provisions of HIPAA applicable to business associates, as well as additional contractual requirements. We may also be subject to additional data protection, security and privacy requirements relating to cardholder data, including the Payment Card Industry Data Security Standard. Increased customer adoption of Couchbase Capella may result in further increases in such requirements. If we are, or are perceived to be, unable to maintain the privacy and security of such sensitive and regulated data, we could be subject to claims and demands by private parties, investigations and other proceedings by regulatory authorities, and significant fines, civil and criminal penalties and other liabilities.

We also expect laws, regulations, industry standards and other obligations worldwide relating to privacy, data protection and cybersecurity to continue to evolve, with new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. For example, the Network and Information Security Directive II ("NIS2"), adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the EU. It expands the 2016 NIS Directive's scope while enforcing stricter governance and accountability requirements. NIS2 requires all EU member states to issue implementing legislation by October 2024, but some EU member states have not finalized their respective legislation and guidance. Additionally, the Digital Operational Resiliency Act ("DORA"), effective in January 2025, establishes a universal framework for managing and mitigating information and communication technology risk that will apply to entities in the financial sector and certain third-party service providers.

Complying with these laws, regulations, contractual or other obligations relating to privacy, security, data protection, transfer or localization and information security may require us to modify our products and services, incur substantial operational costs, modify our data practices and policies and restrict our business operations. Actual or perceived failure by us to comply with these laws, regulations or other actual or asserted obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation or other liabilities. The interpretation and application of many privacy, security, and data protection laws, regulations and standards

are uncertain, and it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory enforcement or orders, investigations, and other proceedings, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could require significant additional expense and have an adverse effect on our business, including impacting our ability to innovate, delaying our product development roadmap and adversely affecting our relationships with customers and our ability to compete. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new product features and services could be limited.

In addition to government activity, privacy advocacy and other industry groups have established or may establish self-regulatory standards that may place additional burdens on our ability to provide our products and services. Our customers expect us to meet certain voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to attract new customers or continue providing our services to certain customers and could harm our business. Further, the uncertain and shifting regulatory environment may cause concerns regarding privacy, data protection or security, and may cause our customers to resist providing data that could improve our products and services, or limit the use and adoption of our products and services.

These laws, regulations, rules, industry standards and contractual or other obligations relating to privacy, security, data protection, transfers or localization and information security could require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and otherwise process data or, in some cases, impact our ability to offer our products and services, to reach existing and potential customers or to derive insights from customer data. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address privacy, data protection or security-related concerns, even if unfounded, may limit the use and adoption of our products and services, reduce overall demand for our products and services, make it more difficult to meet expectations from or commitments to customers, impact our reputation or slow the pace at which we close sales transactions, any of which could harm our business, financial condition and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

In addition to litigation regarding intellectual property, employment, governmental and regulatory investigations, and other claims discussed above, from time to time, we are involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including commercial, product liability, class action, whistleblower and other litigation, claims and proceedings. Such proceedings can be time-consuming and difficult to estimate, divert management's attention and resources, cause us to incur significant expenses or liability, require us to change our business practices or adversely affect our business, financial condition and results of operations. Because of the potential risks, expenses and uncertainties of litigation, we, from time to time, settle disputes, even where we have meritorious claims or defenses. In addition, we cannot be sure that our existing insurance coverage for errors and omissions will be adequate or available or continue to be available on acceptable terms.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for intellectual property infringement, misappropriation or other violation and other losses.

Our agreements with our customers, partners and other third parties may include capped or uncapped indemnification provisions, which may survive termination or expiration of the applicable agreement and under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred from claims of infringement, misappropriation or violation of intellectual property rights, data breaches, damages or other liabilities caused by us, or relating to or arising from our products and services, our acts or omissions under such agreements or other contractual obligations. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit indemnity obligations, we are not always successful and may still incur substantial liability related to such claims and we may be required to halt certain functions of our products or services. Moreover, even claims that ultimately are unsuccessful could result in expenses in litigation, divert management's time and other resources and harm our business and reputation.

In addition, although we carry general liability insurance, our insurance against this liability may not be adequate to cover a potential claim, and such coverage may not be available to us on acceptable terms, or at all. Any dispute with respect to such obligations could have adverse effects on our relationship with customers, channel parties or other third parties or other existing or potential customers, harm our reputation or reduce demand for our products and services.

A portion of our revenue is generated by sales to heavily regulated organizations, which are subject to a number of challenges and risks.

We provide our products and services to heavily regulated organizations, and at times to federal, state and local governments and non-U.S. governments directly and through our partners. Selling to these entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance of sales. For instance, highly regulated entities and government customers often require contract terms that differ from our standard arrangements, impose complex compliance requirements, require preferential pricing or "most favored nation" terms and conditions or are otherwise time-consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability. Even if we do meet them, the additional costs associated with providing our services to such customers could harm our financial condition and results of operations.

We have been and are increasingly doing more business in heavily regulated industries. Customers in these industries may be required to comply with more stringent regulations in connection with subscribing to and implementing our products and services. In addition, regulatory agencies may impose requirements toward third-party vendors generally, or to us in particular, that we may not be able to, or may not choose to, meet. Any changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our products and services to them and to grow or maintain our customer base. Moreover, customers in these heavily regulated areas often have a right to conduct audits of our systems, products and practices. If one or more of such customers determine that some aspect of our business does not meet contractual or regulatory requirements, we may be limited in our ability to continue or expand our business. Each of these difficulties could adversely affect our business and results of operations.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201 and the U.S. Travel Act and other anti-bribery and anti-money laundering laws in countries outside of the U.S. where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively recently and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, partners and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities through third parties that sell our products and services and conduct our business abroad or through our employees, agents, representatives, partners and third-party intermediaries. We may be held liable for their corrupt or other illegal activities even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures designed to address compliance with such laws, we cannot ensure that none of our employees, agents, representatives, partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from federal contracts. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, any of the foregoing could harm our reputation, business, financial condition and results of operations.

We are subject to governmental export control, trade sanctions and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Certain of our business activities are subject to the U.S. export control laws and regulations, including the Export Administration Regulations (the "EAR") and the U.S. trade and economic sanctions maintained by the U.S. Department of Treasury's OFAC as well as the U.S. import laws and regulations. The U.S. export control laws and economic sanctions prohibit the export, re-export and in-country transfer of our offerings, including software and services, to certain U.S. embargoed or sanctioned countries and territories, governments and persons, as well as for prohibited end-uses. Further, we incorporate encryption functionality into certain of our products. As a result, we submit reports about certain of our products to the U.S. Department of Commerce's Bureau of Industry and Security to ensure that our exports, re-exports and

transfers are in accordance with the EAR. Also, in certain cases, it is possible that a license may be required to export or re-export our products to certain countries and end-users. Obtaining the necessary export license for a particular sale or offering may be time-consuming or unfeasible and may result in the delay or loss of sales opportunities. In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute or our customers' ability to implement our products in those countries.

If we do not comply with such U.S. export controls, economic sanctions and import laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges. We take precautions designed to ensure that we and our partners comply with all relevant export control, sanctions and import laws and regulations, but we cannot ensure that our measures will always succeed since such laws and regulations are very detailed and technical.

In addition, changes in our products or services or changes in export and import regulations in various countries may create delays in the introduction of our products and services into international markets, prevent the deployment of our products and services globally or, in some cases, prevent or delay the export or import of our products and services to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, or in their scope or targets, could result in decreased use of our products and services by or in our decreased ability to export or sell our products and services to, existing or potential end-customers with international operations. Any of the foregoing would adversely affect our business, financial condition and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

Our corporate structure and associated transfer pricing policies contemplate future growth in international markets and consider the functions, risks and assets of the various entities involved in intercompany transactions, the amount of taxes we pay in different jurisdictions, including the U.S., our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany agreements. The relevant taxing authorities may challenge our methodologies for pricing intercompany transactions pursuant to intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any significant increase in our future effective tax rate could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

There is also a high level of uncertainty in today's tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the "OECD") and unilateral measures being implemented by various countries such as Pillar Two and the global minimum tax. There is a large amount of variability between countries when it comes to Pillar Two legislation, but as it stands currently we are not subject to any global minimum tax due to not meeting the global revenue threshold of 750 million euros. We are unable to predict how global tax legislation will change, and it is possible that proposals may be passed that could cause us to have to pay higher income taxes in the future. We will continue to monitor Pillar Two and global minimum tax legislation for any further updates to assess any impact to our business.

As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our ability to use our net operating losses may be limited.

As of January 31, 2025, we had federal and state net operating losses ("NOLs") of $350.2 million and $211.9 million, respectively, which may be available to offset taxable income in the future. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Cuts and Jobs Act, U.S. federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs is limited to 80% of current year taxable income.

Of our U.S. federal NOLs, $181.4 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $168.8 million will begin to expire in 2028. Our state NOLs carryforwards begin to expire in 2026.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years.

There is also a risk that due to U.S. federal or state regulatory changes, such as suspensions on the use of NOLs, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Adverse outcomes in tax audits or changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are, and expect to continue to be, subject to review and audit by the U.S. Internal Revenue Service and other tax authorities in various domestic and foreign jurisdictions. As a result, we may receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities have made inquiries of us and may in the future investigate or challenge our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We assess the likelihood of adverse outcomes resulting from any ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable judgments and estimates. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from tax examinations will not have an adverse effect on our financial condition and results of operations. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could adversely affect our financial condition and results of operations.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We collect sales tax in a number of jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, interest or future requirements would adversely affect our financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S. ("GAAP") are subject to interpretation by the Financial Accounting Standards Board, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular with respect to revenue recognition, could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of the change. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us

to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

> ### *If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include standalone selling prices for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of our common stock prior to our IPO, valuation of stock-based awards, determination of allowance for credit losses, incremental borrowing rate used to measure operating lease liabilities, and accounting for income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected or fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

> ### *We are obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.*

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the listing standards of the Nasdaq Global Select Market. Our management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these laws, regulations and standards are subject to varying interpretations and revisions. Such changes could result in continuing uncertainty regarding compliance matters and higher legal and financial costs. We continue to invest resources to comply with evolving laws, regulations and standards, which may result in increased general and administrative expenses and a diversion of management's time and attention. If our compliance efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, our management is required to furnish a report on, among other things, the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. We are continuing to refine and improve our disclosure controls, internal controls and other procedures to ensure disclosures required in SEC filings are timely recorded, processed, summarized and reported and that disclosures under the Exchange Act are accumulated and communicated to our principal executive and financial officers. We have expended, and anticipate that we will continue to expend, significant resources to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure or difficulties to develop, maintain, implement or improve effective controls, or of our independent registered public accounting firm or management to attest to, or report on, the effectiveness of our internal control over financial reporting, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement, maintain or report effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations and could cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market.

Risks Related to Ownership of Our Common Stock and Governance Matters

Operating as a public company has and will require us to incur substantial costs and will require substantial management attention.

As a public company, we incur substantial legal, accounting and other expenses that we did not incur as a private company. Compliance with the rules and regulations of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market have increased and may further increase our legal and financial compliance costs, and increase demand on our systems, particularly as we are no longer an "emerging growth company." In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in unanticipated ways. As a result of disclosure of information in filings required of a public company, our business and financial condition become more visible, which may result in threatened or actual litigation, including by competitors.

There is also an increasing focus from regulators, certain investors, and other stakeholders concerning environmental, social and governance ("ESG") matters. Our actual or perceived failure to achieve some or all of our ESG-related initiatives, goals, or commitments or maintain ESG practices that meet evolving stakeholder expectations or regulatory requirements could harm our reputation, adversely impact our ability to attract and retain employees or customers, and expose us to increased scrutiny from ESG-focused investors, regulatory authorities, and others, or subject us to liabilities, which may further adversely impact our business, financial condition, or results of operations.

Our management team may not successfully or efficiently manage the significant regulatory oversight and reporting obligations under the federal and state securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

The concentration of our outstanding common stock will limit your ability to influence the outcome of important transactions, including a change in control.

Our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, beneficially own a substantial portion of the outstanding shares of our common stock. As a result, these stockholders, if acting together, will be able to influence or control matters requiring stockholders' approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

The market price of our common stock may continue to be volatile, and you could lose all or part of your investment.

The market price of our common stock may continue to be volatile and subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock and include the following:

- price and volume fluctuations and investor confidence in the overall stock market and in technology stocks or those in our industry in particular;

- sales or short selling of our common stock or related derivative securities;

- failure of securities analysts to maintain coverage of us or publish inaccurate or unfavorable research about our business, changes in financial estimates by securities analysts or our failure to meet these estimates or the expectations of investors;

- any changes in the financial projections we may provide to the public or our failure to meet those projections;

- announcements by us or our competitors of new offerings or platform features and market acceptance of such new offerings or platform features;

- the public's reaction to our press releases, other public announcements and SEC filings;

- rumors and market speculation in our industry, whether or not involving us;

- actual or anticipated changes or fluctuations in our results of operations or key business metrics;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- announced or completed acquisitions of businesses, offerings or technologies by us or our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors, or securities class action litigation against us;

- new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets and other geopolitical developments.

Stock markets in general, and the markets for technology stocks in particular, have previously experienced and may in the future experience extreme volatility, including as a result of global economic conditions. Furthermore, the market price of our common stock may be adversely affected by third parties, such as short sellers, trying to drive down the price of our common stock. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline or impair our ability to raise capital through the sale of additional equity securities.

If our stockholders sell, or the market perceives that our stockholders intend to sell, a substantial number of shares of our common stock in the public market, the market price of our common stock could decline and our ability to raise capital through the sale of additional equity securities could be impaired. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure the value of their unrecognized gains on those shares.

In addition, certain of our stockholders are entitled, under our investors' rights agreement, to require us to register their shares for public sale in the U.S. Sales of our common stock pursuant to registration rights may make it more difficult for us to sell equity securities in the future at an appropriate time. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell our common stock.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity compensation plans or otherwise will dilute all other stockholders.

Subject to applicable rules and regulations and our amended and restated certificate of incorporation, we may issue additional common stock or securities convertible into common stock from time to time in connection with a financing, acquisition, investment, our equity compensation plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, regardless of the potential benefit to our existing stockholders. In addition, our amended and restated

certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

- certain amendments to our amended and restated certificate of incorporation will require the approval of at least 2/3 of our then-outstanding common stock;

- our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

- our amended and restated certificate of incorporation will not provide for cumulative voting;

- vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests, election of stockholders' director nominees and other corporate actions our stockholders may desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium as part of a sale of our company and could also affect the price of our common stock in a change of control.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act of 1933, as amended, (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts' estimates are based upon their own

opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the market price of our common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the market price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation, if any, as the only way to realize any future gains on their investment in our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As the provider of a leading cloud database platform for modern applications, cybersecurity risk management is an important component of our overall risk management program. As further described below, we have established policies, processes, and practices designed to identify and mitigate cybersecurity risk. However, at any given time, we cannot guarantee that we are aware of all material cybersecurity risks; that our employees or contractors will follow our security protocols; or that our risk management program will be effective in all cases. For information about the material cybersecurity risks that we face, see item 1A, "Risk Factors." Although our Risk Factors include further detail about the cybersecurity risks we face, we believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date.

Risk Management and Strategy

We have implemented and maintain policies and processes for assessing, identifying and managing material risk from cybersecurity threats based on industry standard frameworks and the results of our System and Organization Controls 2 (SOC 2), Type II, Cloud Security Alliance STAR, HIPAA, International Organization for Standardization (ISO) 27001, ISO 27017, ISO 27018 and PCI DSS audits conducted by independent third-party auditors. These policies and processes have been integrated into our overall risk management program which includes:

Risk Assessments

We conduct periodic technical risk assessments to identify potential cybersecurity threats and material changes in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include an evaluation of reasonably foreseeable internal and external risks, the likelihood and potential impact that could result from such risks, as well as an evaluation of the effectiveness of existing policies, procedures, systems and safeguards in place to manage such risks. In addition to the security audits conducted by independent third-party auditors, we also leverage internal audits, tabletop exercises, blue team exercises, simulations and other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. Further, we employ a range of third-party tools, safeguards and services, including firewalls, vulnerability management, Security Information & Event Management (SIEM), data loss prevention, email security, network and endpoint protection and penetration testing as part of the risk assessment process. The results of these assessments are reported to the audit committee of the board of directors.

Technical Safeguards

Based on our risk assessments, we define, implement and maintain safeguards designed to minimize identified risks, develop reasonable risk mitigation plans to address any identified gaps in existing safeguards and regularly monitor risk remediation efforts and the effectiveness of our safeguards. Our technical safeguards include firewalls, intrusion prevention and detection systems, anti-malware tools, multi factor authentication, mobile data management, data loss prevention,

email security and access controls. These technical safeguards are evaluated and improved through regular vulnerability assessments and security threat intelligence.

Incident Management and Recovery

We have implemented a security incident management process designed to quickly minimize and contain the impact of an incident on the business, restore normal service operations and maintain service quality and availability levels. The security incident response process involves cross-functional coordination to identify, investigate, respond, contain and remediate the impact of any cybersecurity threats and incidents. Our security incident management process is also designed to allow us to evaluate potential legal obligations and mitigate any brand or other damages from incidents. In addition, we maintain cybersecurity insurance, however, the costs related to cybersecurity threats or disruptions may not be fully insured.

Third-Party Risk Management

We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes risk assessments for each vendor, security questionnaires and review of security reports. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

Training and Awareness

We conduct a variety of information security and privacy trainings, which include new hire training, annual security awareness training, organization-wide communications about known threats and phishing simulations.

Governance

Our board of directors oversees our management of cybersecurity risk through delegation to our audit committee. The audit committee provides strategic oversight of management's cybersecurity risk management practices and receives regular and ad hoc reporting from management and our Chief Information Security Officer, including information about the prevention, detection, mitigation and remediation of material cybersecurity incidents, if any. Additionally, we leverage the cybersecurity experience of other members of our board of directors who participate in these updates from time to time. The audit committee regularly updates the board of directors regarding these matters.

Our cybersecurity risk management team is comprised of a team of technically skilled professionals with computer science degrees, cybersecurity credentials and professional experience in preventing, detecting, mitigating and remediating cybersecurity incidents and testing cybersecurity processes under the leadership of our Chief Information Security Officer. This team is responsible for assessing and managing cybersecurity threats on a full-time basis and, as of the first quarter of fiscal 2025, reports into our Chief Information Officer. The team works in close coordination with the Chief Financial Officer and Chief Legal Officer. Our Chief Information Security Officer has over two decades of experience in cybersecurity, information security, information technology and cloud services. He is currently a Certified Chief Information Security Officer, as certified by EC-Council. Additionally, he holds an engineering degree in computer science from Sri Jayachamarajendra College of Engineering, Mysore University and a master of business administration degree in technology management from the University of California, Davis.

Item 2. Properties

Our corporate headquarters is in Santa Clara, California, where we currently lease approximately 46,000 square feet under a lease agreement that expires in March 2025. Following the expiration of the lease, the Company entered into a short-term lease for the same location which expires in May 2025. On August 1, 2024, the Company entered into a lease agreement by and between the Company and SR Winchester, LLC (the "One Santana Lease"). The One Santana Lease commenced in September 2024 and will be held as the Company's new headquarters. The term of the One Santana Lease is 96 months. We also lease facilities in the United States in Austin, Texas, as well as internationally in Tel Aviv, Israel, Bangalore, India and London and Manchester, United Kingdom. We lease all of our facilities and do not own any real property.

We believe that our facilities are suitable to meet our current needs. However, we intend to procure suitable additional or alternative space should it be needed as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Item 3. Legal Proceedings

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties. from time to time, assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material and adverse effect on our business, financial condition, results of operations or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers, to determine the scope, enforceability and validity of third-party intellectual property and proprietary rights or to establish our intellectual property and proprietary rights. The results of any current or future litigation cannot be predicted with certainty and there can be no assurances that favorable outcomes will be obtained, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management attention and resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on the Nasdaq Global Select Market under the symbol "BASE" on July 22, 2021. Prior to that date, there was no public market for our common stock.

Holders of Record

As of January 31, 2025, there were approximately 73 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Our Credit Facility contains certain restrictions on our ability to make certain dividends or distributions, subject to customary and other agreed limitations and exceptions.

Sales of Unregistered Securities

We did not sell any equity securities which were not registered under the Securities Act during the fiscal year ended January 31, 2025 that were not otherwise disclosed in our Quarterly Reports on Form 10-Q or our Current Reports on Form 8-K.

Issuer Purchases of Equity Securities

We did not purchase any shares of our common stock or other securities during the three months ended January 31, 2025.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

The following graph compares (i) the cumulative total stockholder return on our common stock from July 22, 2021 (the date our common stock commenced trading on the Nasdaq Global Select Market) through January 31, 2025 with (ii) the cumulative total returns of the S&P 500 Index and the S&P 500 Software and Services Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends).


COMPARISON OF 42 MONTH CUMULATIVE TOTAL RETURN*
Among Couchbase, Inc., the S&P 500 Index
and the S&P 500 Software & Services Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/22/21 7/21 10/21 1/22 4/22 7/22 10/22 1/23 4/23 7/23 10/23 1/24 4/24 7/24 10/24 1/25
Couchbase, Inc.
S&P 500
S&P 500 Software & Services

*$100 invested on 7/22/21 in stock or index, including reinvestment of dividends.
Fiscal year ending January 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

Use of Proceeds

On July 26, 2021, we completed our IPO. The offer and sale of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-257205), which was declared effective by the SEC on July 21, 2021. There has been no material change in the use of the IPO proceeds as described in our final prospectus filed with the SEC on July 22, 2021, pursuant to Rule 424(b) of the Securities Act and other periodic reports previously filed with the SEC.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in

this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2025, 2024 and 2023 are referred to herein as fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

A discussion regarding our financial condition and results of operations for fiscal 2025 compared to fiscal 2024 is presented below. A discussion of our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 can be found in part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 31, 2024 filed with the SEC on March 26, 2024, and is incorporated by reference herein.

Overview

Couchbase is the developer data platform for critical applications in our AI world. Our mission is to inspire and empower developers and architects as they build, deploy and run critical applications and AI agents spanning from the cloud to the edge and everywhere in between. As enterprises accelerate their adoption of AI-driven applications, they require a high-performance, scalable, and cost-efficient data platform that can support transactional applications, high user concurrency, real-time decision-making, automation, mobile use cases, edge, and seamless AI integration. Couchbase provides a unified, AI-ready solution on a single purpose-built platform designed to power the next generation of intelligent applications across cloud, on-premises, and edge environments.

The demand for AI-driven applications is driving exponential growth in enterprise data, requiring faster, more flexible, cost-effective, and intelligent data platforms. Businesses face increasing pressure to process real-time AI reasoning at scale, eliminate data silos to improve large language model accuracy, capture transcripts of AI conversations for oversight and validation, minimize operational costs, and deliver seamless useful experiences with low latency, via agentic applications.

Traditional relational databases, originally built for structured, batch-oriented workloads, struggle to adapt to AI-driven use cases and have now reached fundamental architectural and scaling limitations. Meanwhile, first-generation NoSQL databases lack enterprise-grade consistency, real-time analytics, and built-in AI capabilities—forcing businesses to rely on complex, inefficient, and expensive multi-database architectures. This underscores the need for an inherently AI-native and unified data platform.

Couchbase bridges this gap by delivering a high-performance, AI-ready unified data platform that combines the best of relational and NoSQL databases, offering a JSON-based foundation, SQL familiarity, ACID transactions, and scalable distributed architecture. Couchbase enables enterprises to integrate AI-driven applications natively within their operational and analytical workflows with built-in capabilities such as coding assistance, vector storage and search, and, once generally available, unstructured data preparation, auto-vectorization, AI model hosting and access via the Capella Model Service and reuse, management and oversight using the agent catalog. By eliminating the need for external AI extensions and reducing data fragmentation, Couchbase helps enterprises scale real-time, AI-driven applications efficiently.

As AI-driven applications become a competitive differentiator, enterprises are turning to Couchbase to accelerate time-to-market, reduce infrastructure complexity, improve AI prompt specificity and context, capture agentic transcripts and artifacts, and ensure seamless scalability from real-time AI inference to high-throughput operational workloads. Unlike legacy databases that struggle with AI scalability or NoSQL solutions that require external AI add-ons, Couchbase provides an AI-ready platform that balances performance, flexibility, and cost efficiency while ensuring enterprise-grade reliability.

We sell our platform through our direct sales force and our ecosystem of partners. Our platform is broadly accessible to a wide range of enterprises, as well as governments and organizations. We have customers in a range of industries, including retail and e-commerce, travel and hospitality, financial services and insurance, software and technology, gaming, media and entertainment and industrials. We focus our selling efforts on the largest global enterprises with the most complex data requirements, and we have cloud-based, fully managed offerings for enterprises looking for a turnkey version of our platform.

We have achieved significant growth over our operating history. For fiscal 2025, 2024, and 2023, our revenue was $209.5 million, $180.0 million and $154.8 million, respectively, representing period-over-period growth rates of 16% and 16%, respectively. As of January 31, 2025 and 2024, our annual recurring revenue ("ARR") was $237.9 million and $204.2 million, respectively, representing period-over-period growth of 17%. For fiscal 2025, 2024, and 2023, our net loss was

$74.7 million, $80.2 million and $68.5 million, respectively, as we continued to invest in the growth of our business to capture the massive opportunity that we believe is available to us.

Our Business Model

We generate the substantial majority of our revenue from sales of subscriptions, which accounted for 96%, 95% and 92% of our total revenue in fiscal 2025, 2024, and 2023, respectively. We derive a majority of our subscription revenue from the Enterprise Edition of Couchbase Server and Couchbase Mobile. Couchbase Server is generally licensed per node, which we define as an instance of Couchbase running on a server. Our subscription pricing is based on the computing power and memory per instance, as well as the chosen service level. We offer three different support levels: the Platinum level offers 24/7 support and the shortest response time of 30 minutes; the Gold level offers 24/7 support with a response time of 2 hours; and the Silver level offers 7am-5pm local time support, 5 days a week with a response time of 5 hours within business hours. These response times are for incidents of the highest severity level, which we identify as level P1. The initial response time for levels P2 and P3 incidents, which are less severe, are longer.

We also derive subscription revenue from our DBaaS offering. Our DBaaS offering, called Couchbase Capella, is sold on a consumption basis, which removes the need to license different node types separately. Couchbase Capella pricing delivers superior customer flexibility relative to other Cloud Service Providers ("CSPs") as on-demand pricing allows customers to pay only for what they use based on hourly pricing and the credits purchased through our annual credit model expire only at the end of a 12-month period, rather than ratably throughout the year. We also provide automatic conversion to on-demand consumption when annual credits expire or are exhausted. Couchbase Capella credits can be purchased upfront to provide cost savings with volume discounts available based on credit quantity. We offer three pricing levels for Couchbase Capella, based on the support response time.

The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances and is typically billed annually in advance. The timing and billing of large, multi-year contracts can create variability in revenue and deferred revenue between periods.

We also generate revenue from services, which represented 4%, 5% and 8% of our total revenue in fiscal 2025, 2024, and 2023, respectively. Our services revenue is derived from our professional services related to the implementation or configuration of our platform and training. We have invested in building our services organization because we believe it plays an important role in customer success, ensuring that our customers fulfill their digital transformation agendas while leveraging our platform, accelerating our customers' realization of the full benefits of our platform and driving increased adoption of our platform.

Our go-to-market strategy is focused on organizations that are modernizing existing applications or building net new applications. As an example, for large enterprises recognized as leaders in their respective industries, this could mean attempting to solve complicated business problems by digitally transforming their operations. For mid-size companies to start ups, this could be building a new product or service that seeks to disrupt an established market. As a result, Couchbase powers a wide variety of applications across a broad array of industries, from some of the largest and most complex enterprise applications worldwide to the next generation of personalized dynamic apps. Through our highly instrumented "sell-to" go-to-market motion, we have built a direct sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency, scalability, agility and TCO savings.

We complement our "sell-to" go-to-market motion with a "buy-from" go-to-market motion, which is focused on targeting the application developer community to drive adoption of our platform. To accomplish this, we have and plan to continue to invest in Couchbase Capella. We also offer free Community Editions of some of our products, which are free trials of our Enterprise Edition of Couchbase Server and Couchbase Capella products to further accelerate application developer adoption. We believe these offerings lead to future purchases of our paid products. While our Community Edition includes the core functionality of Couchbase Server, it is not suited for mission-critical deployments, as it offers only limited functionality around the scaled performance and security that enterprises require and no direct customer support from Couchbase.

We also continuously grow and cultivate our cloud provider partner and technology provider ecosystem. A significant portion of our revenue in fiscal 2025, 2024 and 2023 was attributable to our partner ecosystem.

We employ a land-and-expand model centered around our platform offerings, which have a rapid time to production and time to value for our customers, and our sales and customer success organizations, which proactively guide customers to realize strategic and transformative use cases and drive greater adoption of our platform and services. Our marketing organization is focused on building our brand reputation and awareness. Our marketing initiatives drive awareness and demand for Couchbase products, starting at the top of the sales funnel with trial experiences. As part of these efforts, we

offer application developers robust educational resources including a robust and growing community to help them learn more about our platform, including access to on-demand instructional webinars.

Impact of Macroeconomic Conditions

Current macroeconomic conditions, including recessionary fears, inflation concerns, financial and credit market fluctuations, volatility in the capital markets, international trade restrictions as well as other geopolitical developments, have impacted and may continue to impact business spending and the economy as a whole. We continue to see longer deal cycles compared to historical results along with an elevation in degree of budget scrutiny, slower than expected product migrations, lower than expected expansions, and customers electing to buy in smaller increments.

The effects of these macroeconomic conditions on our business and operations remains highly uncertain, and it is not possible for us to predict the duration and extent to which they will affect our business, future results of operations, and financial condition. See the section titled "Risk Factors" for further discussion of these challenges and risks.

Factors Affecting Our Performance

Continuing to Acquire New Customers

We grow our subscription revenue by acquiring new customers. The size of our customer base may vary from period to period for several reasons, including the length of our sales cycle, the effectiveness of our sales and marketing efforts, enterprise application development cycles and the corresponding adoption rates of modern applications that require database solutions like ours. Additionally, our revenue has and will vary as new customers purchase our products due to the fact that we recognize a portion of such subscription revenue upfront. As digital transformation continues to accelerate, we believe that Couchbase Capella will become increasingly popular as a result of its compelling pricing model, ease of operation, lower TCO, time to market and flexibility. We will continue to offer Couchbase Capella and provide flexible, highly available and differentiated economical options to capture new customers.

Continuing to Expand Within Existing Customers

A significant part of our growth has been, and we expect will continue to be, driven by expansion within our existing customer base. Growth of our revenue from our existing customers results from increases in the scale of their deployment for existing use cases, or when customers utilize our platform to address new use cases. In addition, our professional services organization helps customers deploy new use cases and optimize their existing implementations. Our revenue from our subscription offerings varies depending on the scale and performance requirements of our customers' deployments. We are focusing on growing our subscription revenue, particularly from enterprises, while delivering professional services and training to support this growth. We have been successful in expanding our existing customers' adoption of our platform as demonstrated by our dollar-based net retention rate of over 115% in seven of the past eight quarters.

Our dollar-based net retention rate for any period equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. To calculate our dollar-based net retention rate for a given quarter, we start with the ARR ("Base ARR") attributable to our customers ("Base Customers") as of the end of the same quarter of the prior fiscal year. We then determine the ARR attributable to the Base Customers as of the end of the most recent quarter and divide that amount by the Base ARR.

Continuing to Invest in Growth

We expect to continue to invest in our offerings, personnel, geographic presence and infrastructure in order to drive future growth, as well as to pursue adjacent opportunities. We expend research and development resources to drive innovation in our proprietary software to constantly improve the functionality and performance of our platform and to increase the deployment models available to our customers. We anticipate continuing to increase our headcount to ensure that our product development organization drives improvements in our product offerings, our sales and marketing organization can maximize opportunities for growing our business and revenue and our general and administrative organization efficiently supports the growth of our business as well as our effective operation as a public company.

Key Business Metrics

Annual Recurring Revenue

We define ARR as of a given date as the annualized recurring revenue that we would contractually receive from our customers in the month ending 12 months following such date. Based on historical experience with customers, we assume all contracts will be automatically renewed at the same levels unless we receive notification of non-renewal and are no longer in negotiations prior to the measurement date. For Capella products, ARR in a customer's initial year is calculated as the greater of: (i) initial year contract revenue as described above or (ii) annualized prior 90 days of actual consumption; and ARR for subsequent years is calculated with method (ii). ARR excludes services revenue.

Prior to fiscal 2025, ARR excluded on-demand revenue and, for Capella products in a customer's initial year, ARR was calculated solely on the basis of initial year contract revenue. The reason for these changes is to better reflect ARR where usage rates or timing of purchases may be uneven and to better align with how ARR is used to measure the performance of the business. ARR for prior periods has not been adjusted to reflect this change as it is not material to any period previously presented.

ARR should be viewed independently of revenue, and does not represent our revenue under GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal dates. ARR is not intended to be a replacement for forecasts of revenue. Although we seek to increase ARR as part of our strategy of targeting large enterprise customers, this metric may fluctuate from period to period based on our ability to acquire new customers, expand within our existing customers and consumption dynamics. We believe that our ARR is an important indicator of the growth and performance of our business.

As of January 31, 2025, ARR for Couchbase Capella products was approximately $38.5 million.

	As of January 31,	
	2025	**2024**
	(in millions)	
ARR	$ 237.9	$ 204.2

Customers

We calculate our total number of customers, which also includes customers of Couchbase Capella, at the end of each period. Each customer account that has, or that is contractually identified by a partner in, an active subscription contract with us or with which we are negotiating a renewal contract at the end of a given period is included in the calculation of total customer count, and the Couchbase Capella customer count includes customers who have a subscription of Couchbase Capella. Beginning in fiscal 2025, customers who used our products through an on-demand arrangement are included in the calculation of total customer count. The reason for this change is to align with our revised ARR methodology. As of January 31, 2025, we had 310 Couchbase Capella customers. Each party with which we enter into a subscription contract is considered a unique customer and, in some cases, a single organization may be counted as more than one customer. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity. We believe that our number of customers is an important indicator of the growth of our business and future revenue trends.

	As of January 31,	
	2025	**2024**
Customers	947	749

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with GAAP, we believe certain non-GAAP financial measures are useful to investors in evaluating our operating performance. We use certain non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. Non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We define the non-GAAP financial measures below as their respective GAAP measures, excluding expenses related to stock-based compensation expense, employer taxes on employee stock transactions, restructuring charges and impairment of capitalized internal-use software. We use these non-GAAP financial measures in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Beginning with the fourth quarter of fiscal 2024, we have excluded the impairment of capitalized internal-use software, a non-cash operating expense, from our non-GAAP results as it is not reflective of ongoing operating results. This impairment charge relates to certain previously capitalized internal-use software that we determined would no longer be placed into service. Prior period non-GAAP financial measures have not been adjusted to reflect this change as we did not incur impairment of capitalized internal-use software in any prior period presented.

Beginning with the first quarter of fiscal 2023, we have excluded employer payroll taxes on employee stock transactions, which is a cash expense, from our non-GAAP results. These payroll taxes have been excluded from our non-GAAP results because they are tied to the timing and size of the exercise or vesting of the underlying equity awards, and the price of our common stock at the time of vesting or exercise may vary from period to period independent of the operating performance of our business. Prior period non-GAAP financial measures have not been adjusted to reflect this change, and the effect of this change is not material for any period previously presented.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense and employer taxes on employee stock transactions. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,		
	2025	**2024**	**2023**
	(dollars in thousands)		
Total revenue	$ 209,466	$ 180,037	$ 154,824
Gross profit	$ 184,507	$ 157,955	$ 134,565
Add: Stock-based compensation expense	1,655	1,236	968
Add: Employer taxes on employee stock transactions	133	147	41
Non-GAAP gross profit	$ 186,295	$ 159,338	$ 135,574
Gross margin	88.1 %	87.7 %	86.9 %
Non-GAAP gross margin	88.9 %	88.5 %	87.6 %

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, employer taxes on employee stock transactions, restructuring charges and impairment of capitalized internal-use software. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

| | Year Ended January 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	(dollars in thousands)					
Total revenue	$	209,466	$	180,037	$	154,824
Loss from operations	$	(78,655)	$	(84,537)	$	(69,315)
Add: Stock-based compensation expense		61,297		45,773		25,721
Add: Employer taxes on employee stock transactions		2,937		2,253		606
Add: Impairment of capitalized internal-use software		—		5,156		—
Add: Restructuring[1]		—		46		1,663
Non-GAAP operating loss	$	(14,421)	$	(31,309)	$	(41,325)
Operating margin		(38)%		(47)%		(45)%
Non-GAAP operating margin		(7)%		(17)%		(27)%

(1) For the years ended January 31, 2024 and 2023, an immaterial amount of stock-based compensation expense related to restructuring charges were included in the restructuring line.

Non-GAAP Net Loss and Non-GAAP Net Loss Per Share

We define non-GAAP net loss attributable to common stockholders as net loss attributable to common stockholders excluding stock-based compensation expense, employer taxes on employee stock transactions, restructuring charges and impairment of capitalized internal-use software. We use non-GAAP net loss attributable to common stockholders and non-GAAP net loss per share attributable to common stockholders in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

		Year Ended January 31,			
		2025		**2024**	**2023**
		(dollars and shares in thousands)			
Net loss attributable to common stockholders	$	(74,653)	$	(80,183) $	(68,494)
Add: Stock-based compensation expense		61,297		45,773	25,721
Add: Employer taxes on employee stock transactions		2,937		2,253	606
Add: Impairment of capitalized internal-use software		—		5,156	—
Add: Restructuring[(1)]		—		46	1,663
Non-GAAP net loss attributable to common stockholders	$	(10,419)	$	(26,955) $	(40,504)
GAAP net loss per share attributable to common stockholders	$	(1.45)	$	(1.70) $	(1.53)
Non-GAAP net loss per share attributable to common stockholders	$	(0.20)	$	(0.57) $	(0.90)
Weighted average shares outstanding, basic and diluted		51,310		47,175	44,787

(1) For the years ended January 31, 2024 and 2023 , an immaterial amount of stock-based compensation expense related to restructuring charges were included in the restructuring line.

Free Cash Flow

We define free cash flow as cash used in operating activities less additions to property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For fiscal 2025, 2024 and 2023, our free cash flow included immaterial amounts of cash paid for our unused credit facilities as described in Note 7 in the consolidated financial statements.

		Year Ended January 31,			
		2025		**2024**	**2023**
		(in thousands)			
Net cash used in operating activities	$	(15,828)	$	(26,893) $	(41,185)
Less: Additions to property and equipment		(3,020)		(4,710)	(5,646)
Free cash flow	$	(18,848)	$	(31,603) $	(46,831)
Net cash (used in) provided by investing activities		(4,852)		15,426	(23,366)
Net cash provided by financing activities		9,938		12,933	9,706

Components of Results of Operations

Revenue

We derive revenue from sales of subscriptions and services. Our subscription revenue is primarily derived from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) a consumption-based DBaaS offering. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and DBaaS revenue are presented as "Support and other" in our consolidated statements of operations. License revenue is recognized upon transfer when our customer has received access to our software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer and represents a substantial majority of our revenue. The DBaaS revenue is recognized on a consumption basis. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances.

Our services revenue is derived from our professional services for the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training.

We expect our revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, the proportion of term license contracts that commence within the period, the rate of customer renewals and expansions, the length of sales cycles and timing, delivery of professional services and training and fluctuations in customer consumption of our DBaaS offering.

Cost of Revenue

Cost of subscription revenue primarily consists of personnel-related costs associated with our customer support organization, including salaries, bonuses, benefits and stock-based compensation, expenses associated with software and subscription services dedicated for use by our customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software related to our DBaaS offering and allocated overhead. There is no cost of revenue associated with our license revenue. We expect our cost of subscription revenue to increase in absolute dollars as our subscription revenue increases and as we continue to amortize capitalized internal-use software costs related to our DBaaS offering.

Cost of services revenue primarily consists of personnel-related costs associated with our professional services and training organization, including salaries, bonuses, benefits and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by our professional services and training organization, travel-related expenses and allocated overhead. We expect our cost of services revenue to fluctuate from period to period depending on the timing and delivery of professional services and training.

Gross Profit and Gross Margin

Our gross profit and gross margin have been and will continue to be affected by various factors, including the average sales price of our subscriptions and services, the mix of subscriptions and services we sell and the associated revenue, the mix of geographies into which we sell and transaction volume growth. We expect our gross profit and gross margin to fluctuate in the near term depending on the interplay of these factors, and to the extent the revenue from our DBaaS offering increases as a percentage of total revenue, we expect our gross margin will decline over time.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative and restructuring expenses. Personnel-related costs are the most significant component of operating expenses and consist of salaries, bonuses, benefits, sales commissions and stock-based compensation expenses.

Research and Development

Research and development expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our research and development organization, depreciation and amortization of property and equipment and allocated overhead. We expect that our research and development expenses will increase in absolute dollars as we continue to invest in the features and functionalities of our platform. We expect research and development expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our sales and marketing organization, costs of general marketing and promotional activities, amortization of deferred commissions, fees for professional services related to sales and marketing, travel-related expenses and allocated overhead. We expect that our sales and marketing expenses will increase in absolute dollars as we continue to expand our sales and marketing efforts to attract new customers and deepen our engagement with existing customers. We expect sales and marketing expenses to fluctuate as a percentage of revenue in the near term as we continue to invest in growing the reach of our platform through our sales and marketing efforts, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs associated with our finance, legal, human resources and other administrative personnel. In addition, general and administrative expenses include non-personnel costs, such as fees for professional services such as external legal, accounting and other professional services, expenses associated with software and subscription services dedicated for use by our general and administrative organization, certain taxes other than income taxes and allocated overhead. We expect that our general and administrative expenses will increase in absolute dollars as we continue to invest in the growth of our business and operate as a publicly-traded company. We expect general and administrative expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Impairment of capitalized internal-use software

Impairment of capitalized-internal use software consists of non-cash impairment charges for certain previously capitalized internal-use software that would no longer be placed into service.

Restructuring

Restructuring expenses primarily consist of efforts we have undertaken to improve operational efficiency. Restructuring activities include employee severance and related costs and stock-based compensation expense from modifications of vested awards granted to certain employees impacted by our restructuring plan. For further information on restructuring expense, refer to Note 12 in the consolidated financial statements contained within this Annual Report on Form 10-K.

Interest Expense

Interest expense consists primarily of unused credit facility fees related to our credit facility with MUFG Bank, Ltd, which commenced February 7, 2024, and the unused credit facility fees related to our SVB Credit Facility, which was terminated on June 5, 2023.

Other Income, Net

Other income, net consists primarily of foreign currency gains and losses related to the impact of transactions denominated in a foreign currency and interest income.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. We recorded a full valuation allowance against our U.S. deferred tax assets as we have determined that it is not more likely than not that the deferred tax assets will be realized. We recorded net deferred tax assets for the UK as we expect the deferred tax attributes to be realized due to the transfer pricing policies guaranteeing income. The cash tax expenses are impacted by each jurisdiction's individual tax rates, laws on the timing of recognition of income and deductions and availability of NOLs and tax credits. Our effective tax rate could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Results of Operations

The following table sets forth our consolidated statements of operations (in thousands):

		Year Ended January 31,				
		2025		2024		2023
Revenue:						
License	$	22,908	$	21,514	$	19,885
Support and other		177,502		150,040		123,010
Total subscription revenue		200,410		171,554		142,895
Services		9,056		8,483		11,929
Total revenue		209,466		180,037		154,824
Cost of revenue:						
Subscription[1]		18,116		14,647		10,762
Services[1]		6,843		7,435		9,497
Total cost of revenue		24,959		22,082		20,259
Gross profit		184,507		157,955		134,565
Operating expenses:						
Research and development[1]		70,576		64,069		57,760
Sales and marketing[1]		141,937		130,558		111,067
General and administrative[1]		50,649		42,663		33,390
Impairment of capitalized internal-use software		—		5,156		—
Restructuring[1]		—		46		1,663
Total operating expenses		263,162		242,492		203,880
Loss from operations		(78,655)		(84,537)		(69,315)
Interest expense		(60)		(43)		(101)
Other income, net		5,864		5,752		1,960
Loss before income taxes		(72,851)		(78,828)		(67,456)
Provision for income taxes		1,802		1,355		1,038
Net loss	$	(74,653)	$	(80,183)	$	(68,494)

(1) Includes stock-based compensation expense as follows:

		Year Ended January 31,				
		2025		2024		2023
		(in thousands)				
Cost of revenue - subscription	$	1,200	$	707	$	535
Cost of revenue - services		455		529		433
Research and development		17,134		12,920		7,937
Sales and marketing		21,910		15,771		9,426
General and administrative		20,598		15,846		7,390
Restructuring		—		1		65
Total stock-based compensation expense	$	61,297	$	45,774	$	25,786

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue:

	Year Ended January 31,		
	2025	2024	2023
Revenue:			
License	11%	12%	13%
Support and other	85	83	79
Total subscription revenue	96	95	92
Services	4	5	8
Total revenue	100	100	100
Cost of revenue:			
Subscription	9	8	7
Services	3	4	6
Total cost of revenue	12	12	13
Gross profit	88	88	87
Operating expenses:			
Research and development	34	36	37
Sales and marketing	68	73	72
General and administrative	24	24	22
Impairment of capitalized internal-use software	—	3	—
Restructuring	—	*	1
Total operating expenses	126	135	132
Loss from operations	(38)	(47)	(45)
Interest expense	*	*	*
Other income, net	3	3	1
Loss before income taxes	(35)	(44)	(44)
Provision for income taxes	1	1	1
Net loss	(36)%	(45)%	(44)%

*Represents less than 1%
 Note: Certain figures may not sum due to rounding.

Comparison of Fiscal 2025 and Fiscal 2024

Revenue

	Year Ended January 31,		$ Change	% Change
	2025	2024		
	(dollars in thousands)			
Revenue				
License	$ 22,908	$ 21,514	$ 1,394	6%
Support and other	177,502	150,040	27,462	18%
Total subscription revenue	200,410	171,554	28,856	17%
Services	9,056	8,483	573	7 %
Total revenue	$ 209,466	$ 180,037	$ 29,429	16%

Subscription revenue increased by $28.9 million, or 17%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in subscription revenue was due to an increase in revenue from existing customers and new customers, as we increased our customer base from 749 customers as of January 31, 2024 to 947 customers as of January 31, 2025. Approximately 95% of the increase in revenue was attributable to growth from existing customers, and the remaining increase was attributable to new customers.

Services revenue increased by $0.6 million, or 7%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in services revenue was primarily due to an increase in delivery of professional service hours.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended January 31,			
	2025	2024	$ Change	% Change
	(dollars in thousands)			
Cost of revenue:				
Subscription	$ 18,116	$ 14,647	$ 3,469	24 %
Services	6,843	7,435	(592)	(8)%
Total cost of revenue	$ 24,959	$ 22,082	$ 2,877	13 %
Gross profit	$ 184,507	$ 157,955		
Gross margin	88.1%	87.7%		
Headcount (at period end)	65	64		

Cost of subscription revenue increased by $3.5 million, or 24%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in cost of subscription revenue was primarily due to an increase of $2.6 million related to the computing infrastructure costs associated with Couchbase Capella and an increase of $1.0 million in personnel-related costs, including higher stock-based compensation expense related to our RSUs.

Cost of services revenue decreased by $0.6 million, or 8%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. This change was primarily due to a decrease of $1.1 million in personnel-related costs, partially offset by an increase in contracted third-party professional services.

Gross margin increased during the year ended January 31, 2025 compared to the year ended January 31, 2024, primarily due to changes in the mix of subscription and service revenue.

Research and Development

	Year Ended January 31,			
	2025	2024	$ Change	% Change
	(dollars in thousands)			
Research and development	$ 70,576	$ 64,069	$ 6,507	10%
Percentage of revenue	34%	36%		
Headcount (at period end)	295	293		

Research and development increased by $6.5 million, or 10%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in research and development expenses was primarily due to an increase of $8.1 million in in personnel-related costs driven by merit increases and higher stock-based compensation related to our RSUs. The increase was partially offset by a $1.8 million decrease due to reduced use of third party service providers and subscription services.

Sales and Marketing

	Year Ended January 31,			
	2025	2024	$ Change	% Change
	(dollars in thousands)			
Sales and marketing	$ 141,937	$ 130,558	$ 11,379	9%
Percentage of revenue	68%	73%		
Headcount (at period end)	342	359		

Sales and marketing increased by $11.4 million, or 9%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in sales and marketing expenses was primarily due to an increase of $11.5 million in personnel-related costs, driven by merit increases and higher stock-based compensation related to our RSUs and an increase of $0.6 million in third-party professional services. The increase was partially offset by a $1.6 million decrease in sales and marketing program expenses.

General and Administrative

	Year Ended January 31,		$ Change	% Change
	2025	2024		
	(dollars in thousands)			
General and administrative	$ 50,649	$ 42,663	$ 7,986	19%
Percentage of revenue	24%	24%		
Headcount (at period end)	90	80		

General and administrative increased by $8.0 million, or 19%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The change in general and administrative expenses was primarily due to an increase of $6.8 million in personnel-related costs driven by headcount growth and higher stock-based compensation related to our RSUs, and $0.7 million in higher professional services costs.

Interest Expense

	Year Ended January 31,		$ Change	% Change
	2025	2024		
	(dollars in thousands)			
Interest expense	$ (60)	$ (43)	$ (17)	40 %

The change in interest expense during the year ended January 31, 2025 compared to the year ended January 31, 2024 was not material.

Other Income, Net

	Year Ended January 31,		$ Change	% Change
	2025	2024		
	(dollars in thousands)			
Other income , net	$ 5,864	$ 5,752	$ 112	2 %

Other income, net increased by $0.1 million, or 2%, during the year ended January 31, 2025 compared to the year ended January 31, 2024. The increase in other income, net was primarily due to higher yields on securities.

Provision for Income Taxes

	Year Ended January 31,		$ Change	% Change
	2025	2024		
	(dollars in thousands)			
Loss before income taxes	$ (72,851)	$ (78,828)	$ 5,977	(8%)
Provision for income taxes	1,802	1,355	447	33%
Effective tax rate	(2.5)%	(1.7)%		

The change in provision for income taxes during the year ended January 31, 2025 compared to the year ended January 31, 2024 was primarily driven by the mix of income in foreign jurisdictions.

Liquidity and Capital Resources

We have financed our operations through subscription revenue from customers accessing our platform and services revenue, and in July 2021, we completed our IPO with net proceeds totaling $214.9 million. We have incurred losses and generated negative cash flows from operations for the last several years, including fiscal 2025, 2024 and 2023. As of January 31, 2025, we had an accumulated deficit of $565.3 million.

As of January 31, 2025, we had $147.2 million in cash, cash equivalents and short-term investments. We maintain our cash and cash equivalents, restricted cash and short-term investments with high-quality financial institutions. For more information, see "Concentration of Credit Risk" in Note 2 of our notes to the consolidated financial statements. We believe our existing cash, cash equivalents and short-term investments, our total available borrowing capacity under the Credit Facility (as defined below in footnote 7 to our consolidated financial statements) with MUFG Bank, Ltd., which is described in Note 15 of our notes to the consolidated financial statements, and cash provided by sales of subscriptions to our platform and sales of our services will be sufficient to meet our projected operating requirements and cash expenditures for the next 12 months. As a result of our revenue growth plans, both domestically and internationally, we expect that losses and negative cash flows from operations may continue in the future. Our future capital requirements will depend on many factors, including our subscription revenue growth rate, subscription renewals, billing timing and frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform features and functionality and the continued market adoption of our platform. We may in the future pursue acquisitions of businesses, technologies, assets and talent.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise capital with acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business, financial condition and results of operations could be adversely affected.

We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2025, remaining performance obligations, including both deferred revenue and non-cancelable contracted amounts, were $251.1 million. We expect to recognize revenue of $158.0 million on these remaining performance obligations over the next 12 months, with the remaining balance recognized thereafter.

On June 5, 2023, we terminated the SVB Credit Facility and entered into a Credit Facility with MUFG Bank, Ltd on February 7, 2024 (as discussed in footnote 7 to our consolidated financial statements).

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(in thousands)		
Net cash (used in) provided by:			
Operating activities	$ (15,828)	$ (26,893)	$ (41,185)
Investing activities	$ (4,852)	$ 15,426	$ (23,366)
Financing activities	$ 9,938	$ 12,933	$ 9,706

Operating Activities

Cash used in operating activities for fiscal 2025 of $15.8 million primarily consisted of our net loss of $74.7 million, adjusted for non-cash charges of $82.9 million and net cash outflows of $24.1 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $27.0 million increase in deferred commissions related to increased sales during the period, a $4.8 million increase in prepaid expenses, and a $4.7 million increase in accounts receivable related to timing of billings and collections. This was partially offset by a $12.5 million increase in deferred revenue due to timing of billings.

Cash used in operating activities for fiscal 2024 of $26.9 million primarily consisted of our net loss of $80.2 million, adjusted for non-cash charges of $72.3 million and net cash outflows of $19.0 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $24.8 million increase in deferred commissions related to increased sales during the period, a $5.4 million increase in accounts receivable related to timing of billings and collections, a $3.4 million decrease in lease liabilities driven by monthly rental payments for operating leases, a $2.3 million increase in prepaid expenses, and a $1.5 million decrease in accrued expenses and other liabilities due to the timing of accruals and payments. This was partially offset by a $9.5 million increase in deferred revenue due to timing of billings, a $5.5 million increase in accrued compensation and benefits due to increases in bonuses resulting from higher headcount, commissions due to higher bookings, related payroll taxes and increased contributions under the 2021 Employee Stock Purchase Plan ("ESPP"), and a $3.4 million increase in accounts payable due to timing of payments.

Investing Activities

Cash used in investing activities for fiscal 2025 of $4.9 million consisted of purchases of short-term investments net of maturities of $1.8 million and additions to property and equipment of $3.0 million.

Cash provided by investing activities for fiscal 2024 of $15.4 million consisted of maturities of short-term investments net of purchases of $20.1 million and additions to property and equipment of $4.7 million.

Financing Activities

Cash provided by financing activities for fiscal 2025 of $9.9 million consisted of proceeds from stock option exercises of $6.4 million and proceeds from the issuance of common stock under our employee stock purchase plan of $3.5 million.

Cash provided by financing activities for fiscal 2024 of $12.9 million consisted of proceeds from stock option exercises of $10.9 million and proceeds from the issuance of common stock under our employee stock purchase plan of $2.0 million.

Contractual Obligations and Commitments

Our contractual obligations consist of purchase obligations and operating lease commitments. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and the approximate timing of the transaction. These obligations relate to third-party cloud infrastructure agreements and subscription arrangements. Our operating lease commitments relate primarily to our office facilities.

For further information on our commitments and contingencies, refer to Note 9 in the consolidated financial statements contained within this Annual Report on Form 10-K.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors and other business partners with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. Additionally, we entered into indemnification agreements with our directors and officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could reasonably be expected to have a material effect on our financial condition, results of operations or cash flows.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and

on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*.

We derive revenue from sales of subscriptions and services.

Subscription revenue consists of revenue from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) a consumption-based DBaaS offering. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and DBaaS revenue are presented as "Support and other" in our consolidated statements of operations. The software license in the subscription is a distinct performance obligation from PCS. License revenue is recognized upon transfer when our customer has received access to our software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to our customer and represents a substantial majority of our revenue. Performance obligations related to our DBaaS offering are recognized on a usage-basis as the consumption of this service represents a direct measurement of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. We typically bill subscription revenue annually in advance. Customer on-demand arrangements generally have a monthly stated contract term and are billed monthly in arrears.

Our services revenue is derived from professional services for the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training. Professional services are provided primarily on a fixed fee basis and are generally invoiced upfront, and training is generally priced on number of seats purchased. These services are distinct from software licenses, DBaaS offerings and PCS. Revenue for fixed fee arrangements is recognized on a proportional performance basis as the services are performed.

Determining whether the software license and the related PCS are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. We have concluded that the software license, which is recognized upon transfer to the customer, and PCS, which is recognized over the term of the arrangement, are two separately identifiable performance obligations.

Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. When appropriate, we determine SSP based on the price at which the performance obligation has previously been sold through past transactions. We determine SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, we first allocate the transaction price to the performance obligations with established SSPs and then apply the residual approach to allocate the remaining transaction price to the subscription.

Stock-Based Compensation

We recognize stock-based compensation expense for all stock awards based on the grant-date fair value of the awards. The fair value of restricted stock units is estimated using the current market price of our common stock on the date of grant. The fair value of stock options granted under the 2008 Equity Incentive Plan (the "2008 Plan"), 2018 Equity Incentive Plan (the "2018 Plan"), 2021 Equity Incentive Plan (the "2021 Plan") and 2023 Inducement Equity Incentive Plan (the "2023 Inducement Plan"), collectively (the "Stock Plans"), and purchase rights issued to employees under the ESPP, is based on the Black-Scholes option-pricing model. Stock-based compensation expense for service-based vesting

restricted stock units and stock options are recognized on a straight-line basis over the requisite service period. We account for forfeitures as they occur. Stock-based compensation expense related to the ESPP is recognized on a straight-line basis over the offering period.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of our common stock, the expected option term, expected volatility of our stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

Our assumptions and estimates are as follows:

- *Fair Value of Common Stock*. Prior to our IPO, the fair value was determined by our board of directors with input from management and contemporaneous independent third-party valuations. Subsequent to our IPO, the fair value of our common stock is based on the daily average selling price on the Nasdaq Global Select Market.

- *Expected Term*. The expected term represents the weighted-average period the stock-based awards are expected to remain outstanding and is calculated using the simplified method, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

- *Expected Volatility*. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as we do not have sufficient trading history for our common stock.

- *Risk-Free Interest Rate*. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the option's expected term.

- *Dividend Yield*. We utilize a dividend yield of zero. We do not currently declare or pay dividends on common stock, nor do we expect to do so in the foreseeable future.

Market-Based RSUs

The fair value of market-based performance restricted stock unit awards is determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award. Due to the limited history of trading of our common stock, we determined expected volatility based on a peer group of publicly traded companies. We recognize expense over the requisite service period regardless of whether the market-based performance conditions are satisfied, adjusted for pre-vesting forfeitures as they occur.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash, cash equivalents and short-term investments primarily consist of highly liquid investments in money market funds, U.S. government treasury securities, commercial paper, U.S. government agency securities, corporate debt securities and asset-backed securities. As of January 31, 2025, we had cash and cash equivalents of $30.5 million and short-term investments of $116.6 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on our results of operations and cash flows. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Risk

The functional currency of our foreign subsidiaries is the U.S. Dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income, net in our consolidated statement of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue or expenses increase, our results of operations and cash flows may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

As of January 31, 2025, a hypothetical 10% change in the relative value of the U.S. Dollar to other currencies would not have a material impact on our results of operations and cash flows.

Item 8. Financial Statements and Supplementary Data

COUCHBASE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	F-1
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Comprehensive Loss	F-5
Consolidated Statements of Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Couchbase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Couchbase, Inc. and its subsidiaries (the "Company") as of January 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Term-based software licenses sold in conjunction with post-contract support

As described in Note 2 to the consolidated financial statements, the Company's subscription revenue consists of revenue from term-based software licenses sold in conjunction with post-contract support ("PCS" or Support") and DBaaS offering sold on a consumption model. The software license in the subscription is a distinct performance obligation from PCS. Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. License revenue is recognized upon transfer when the customer has received access to the software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer. Total subscription revenue for the year ended January 31, 2025, was $200.4 million, of which a significant portion relates to term-based software licenses sold in conjunction with post-contract support.

The principal consideration for our determination that performing procedures relating to revenue recognition for term-based software licenses sold in conjunction with post-contract support is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over transactions with term-based software licenses sold in conjunction with post-contract support. These procedures also included, among others (i) testing revenue recognized for a sample of transactions by obtaining and inspecting source documents, such as contracts, invoices, and cash receipts, and recalculating revenue recognized; (ii) testing, for a sample of customer contracts, management's identification and evaluation of the terms and conditions within the customer contracts and the impact on revenue recognition; (iii) testing, for a sample of transactions, management's determination of the standalone selling price of the software license and PCS performance obligations, (iv) testing credit memos, on a sample basis, and evaluating the impact on revenue recognized, and (v) confirming a sample of outstanding customer invoice balances as of January 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, contracts, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 25, 2025

We have served as the Company's auditor since 2017.

COUCHBASE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of January 31,	
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 30,536	$ 41,351
Short-term investments	116,635	112,281
Accounts receivable, net	49,242	44,848
Deferred commissions	16,774	15,421
Prepaid expenses and other current assets	15,206	10,385
Total current assets	228,393	224,286
Property and equipment, net	7,214	5,327
Operating lease right-of-use assets	3,935	4,848
Deferred commissions, noncurrent	19,602	11,400
Other assets	1,454	1,891
Total assets	$ 260,598	$ 247,752
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 2,186	$ 4,865
Accrued compensation and benefits	21,091	18,116
Other accrued expenses	8,443	4,581
Operating lease liabilities	1,356	3,208
Deferred revenue	94,252	81,736
Total current liabilities	127,328	112,506
Operating lease liabilities, noncurrent	2,960	2,078
Deferred revenue, noncurrent	2,694	2,747
Total liabilities	132,982	117,331
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock, $0.00001 par value; 200,000,000 shares authorized as of January 31, 2025 and 2024; zero shares issued and outstanding as of January 31, 2025 and 2024	—	—
Common stock, $0.00001 par value; 1,000,000,000 shares authorized as of January 31, 2025 and 2024; 53,078,742 and 49,079,876 shares issued and outstanding as of January 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	692,812	621,024
Accumulated other comprehensive income	116	56
Accumulated deficit	(565,312)	(490,659)
Total stockholders' equity	127,616	130,421
Total liabilities and stockholders' equity	$ 260,598	$ 247,752

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended January 31,		
	2025	2024	2023
Revenue:			
License	$ 22,908	$ 21,514	$ 19,885
Support and other	177,502	150,040	123,010
Total subscription revenue	200,410	171,554	142,895
Services	9,056	8,483	11,929
Total revenue	209,466	180,037	154,824
Cost of revenue:			
Subscription	18,116	14,647	10,762
Services	6,843	7,435	9,497
Total cost of revenue	24,959	22,082	20,259
Gross profit	184,507	157,955	134,565
Operating expenses:			
Research and development	70,576	64,069	57,760
Sales and marketing	141,937	130,558	111,067
General and administrative	50,649	42,663	33,390
Impairment of capitalized internal-use software	—	5,156	—
Restructuring	—	46	1,663
Total operating expenses	263,162	242,492	203,880
Loss from operations	(78,655)	(84,537)	(69,315)
Interest expense	(60)	(43)	(101)
Other income, net	5,864	5,752	1,960
Loss before income taxes	(72,851)	(78,828)	(67,456)
Provision for income taxes	1,802	1,355	1,038
Net loss	$ (74,653)	$ (80,183)	$ (68,494)
Net loss per share, basic and diluted	$ (1.45)	$ (1.70)	$ (1.53)
Weighted-average shares used in computing net loss per share, basic and diluted	51,310	47,175	44,787

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended January 31,		
	2025	2024	2023
Net loss	$ (74,653)	$ (80,183)	$ (68,494)
Other comprehensive income:			
Net unrealized gains (losses) on investments, net of tax	60	863	(612)
Total comprehensive loss	$ (74,593)	$ (79,320)	$ (69,106)

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except shares)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances as of January 31, 2022	43,847,484	$ —	$ 525,392	$ (195)	$ (341,982)	$ 183,215
Issuance of common stock upon exercise of stock	817,753	—	5,222	—	—	5,222
Issuance of common stock in connection of employee stock purchase plan	314,315	—	4,484	—	—	4,484
Vesting of restricted stock units	452,477	—	—	—	—	—
Stock-based compensation	—	—	26,449	—	—	26,449
Net unrealized losses on investments	—	—	—	(612)	—	(612)
Net loss	—	—	—	—	(68,494)	(68,494)
Balances as of January 31, 2023	45,432,029	$ —	$ 561,547	$ (807)	$ (410,476)	$ 150,264
Issuance of common stock upon exercise of stock	1,705,313	—	10,933	—	—	10,933
Issuance of common stock in connection with employee stock purchase plan	168,843	—	2,000	—	—	2,000
Vesting of restricted stock units	1,773,691	—	—	—	—	—
Stock-based compensation	—	—	46,544	—	—	46,544
Net unrealized gains on investments	—	—	—	863	—	863
Net loss	—	—	—	—	(80,183)	(80,183)
Balances as of January 31, 2024	49,079,876	$ —	$ 621,024	$ 56	$ (490,659)	$ 130,421
Issuance of common stock upon exercise of stock	922,386	—	6,423	—	—	6,423
Issuance of common stock in connection with employee stock purchase plan	271,796	—	3,515	—	—	3,515
Vesting of restricted stock units	2,804,684	—	—	—	—	—
Stock-based compensation	—	—	61,850	—	—	61,850
Net unrealized gains on investments	—	—	—	60	—	60
Net loss	—	—	—	—	(74,653)	(74,653)
Balances as of January 31, 2025	53,078,742	$ —	$ 692,812	$ 116	$ (565,312)	$ 127,616

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended January 31,				
		2025		2024		2023
Cash flows from operating activities:						
Net loss	$	(74,653)	$	(80,183)	$	(68,494)
Adjustments to reconcile net loss to net cash used in operating activities						
Depreciation and amortization		2,280		2,424		3,171
Stock-based compensation, net of amounts capitalized		61,297		45,774		25,786
Amortization of deferred commissions		17,443		18,628		16,996
Non-cash lease expense		3,303		3,075		2,909
Net accretion of discounts on short-term investments		(2,462)		(3,698)		(482)
Impairment of capitalized internal-use software		—		5,156		—
Foreign currency transaction losses		857		765		524
Other		214		145		66
Changes in operating assets and liabilities:						
Accounts receivable		(4,746)		(5,382)		(3,537)
Deferred commissions		(26,998)		(24,829)		(17,590)
Prepaid expenses and other assets		(4,835)		(2,274)		(159)
Accounts payable		(3,101)		3,447		(495)
Accrued compensation and benefits		3,030		5,472		(3,497)
Other accrued expenses		3,541		(1,516)		3,103
Operating lease liabilities		(3,460)		(3,389)		(2,754)
Deferred revenue		12,462		9,492		3,268
Net cash used in operating activities		(15,828)		(26,893)		(41,185)
Cash flows from investing activities:						
Purchases of short-term investments		(100,976)		(131,160)		(144,613)
Maturities of short-term investments		99,144		151,296		126,893
Additions to property and equipment		(3,020)		(4,710)		(5,646)
Net cash (used in) provided by investing activities		(4,852)		15,426		(23,366)
Cash flows from financing activities:						
Proceeds from exercise of stock options		6,423		10,933		5,222
Proceeds from issuance of common stock under ESPP		3,515		2,000		4,484
Net cash provided by financing activities		9,938		12,933		9,706
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(616)		(561)		(397)
Net (decrease) increase in cash, cash equivalents and restricted cash		(11,358)		905		(55,242)
Cash, cash equivalents and restricted cash:						
Beginning of period		41,894		40,989		96,231
End of period	$	30,536	$	41,894	$	40,989
Cash and cash equivalents	$	30,536	$	41,351	$	40,446
Restricted cash included in other assets		—		543		543
Total cash, cash equivalents and restricted cash	$	30,536	$	41,894	$	40,989
Supplemental disclosures of cash activities:						
Cash paid for income taxes	$	1,769	$	2,469	$	781
Cash paid for interest	$	45	$	43	$	101
Non-cash investing and financing activities:						
Stock-based compensation capitalized as internal-use software costs	$	553	$	770	$	663
Net change in unrealized gains or losses on available-for-sale debt securities	$	60	$	863	$	(612)
Change in purchases of property and equipment included in accounts payable and other accrued liabilities	$	594	$	—	$	15

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Couchbase, Inc. provides a leading cloud database platform for modern applications. Couchbase was incorporated in the State of Delaware in 2008 and is headquartered in Santa Clara, California. In these notes to the consolidated financial statements, the "Company," "Couchbase" "we," "us," and "our" refers to Couchbase, Inc. and its subsidiaries on a consolidated basis.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The Company's consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2025, 2024 and 2023 refer to the years ended January 31, 2025, 2024 and 2023, respectively.

Segment Information

The Company has a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews and manages the Company's business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses net loss to measure segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in consolidated net income are restructuring, impairment of capitalized internal-use software, interest expense, other income, net and the provision for income taxes, which are reflected in the consolidated statements of comprehensive income.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts stated in the financial statements and accompanying notes. Such estimates include, but are not limited to standalone selling prices for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of stock-based awards, the determination of allowance for doubtful accounts, the incremental borrowing rate used to measure operating lease liabilities, and accounting for income taxes. The Company bases its estimates on historical experience and assumptions that management considers reasonable.

The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates. Estimates and assumptions about future events and their effects, including the impact of macroeconomic conditions such as inflation and foreign exchange fluctuations, cannot be determined with certainty and therefore require increased judgment. These estimates and assumptions may change in future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. To the extent the Company's actual results differ materially from those estimates and assumptions, the Company's future financial statements could be affected.

Foreign Currency

The reporting currency of the Company is the United States dollar ("U.S. Dollar"). The functional currency of each of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement

adjustments are recognized in other income, net in the consolidated statements of operations. The Company had foreign currency transaction losses of $0.9 million, $0.8 million and $0.5 million for the years ended January 31, 2025, 2024 and 2023, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue is derived from sales of subscriptions and services.

Subscription revenue consists of revenue from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) DBaaS offering sold on a consumption model. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and DBaaS revenue are presented as "Support and other" in the Company's consolidated statements of operations. The software license in the subscription is a distinct performance obligation from PCS. License revenue is recognized upon transfer when the customer has received access to the software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer and represents a substantial majority of the Company's revenue. Customers choose to consume our DBaaS offering with the credits purchased through our annual credit model or as monthly on-demand. Performance obligations related to DBaaS offering are recognized on a usage-basis as the consumption of this service represents a direct measurement of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. The non-cancelable term of the Company's subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. The Company typically bills subscription revenue annually in advance. Customer on-demand arrangements generally have a monthly stated contract term and are billed monthly in arrears. "Other" revenue was not material for the three years ended January 31, 2025, 2024 and 2023.

The Company's services revenue is derived from professional services for the implementation or configuration of its platform and training. Professional services are provided primarily on a fixed fee basis and are generally invoiced upfront, and training is generally priced on number of seats purchased. These services are distinct from software licenses and PCS. Revenue for fixed fee arrangements is recognized on a proportional performance basis as the services are performed.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

- *Identify the contract with a customer:* The Company usually contracts with its customers using an order form that is governed either by the Company's standard electronic software licensing agreement or by the master sales agreement executed between the Company and the customer. A fully executed order form creates enforceable rights and obligations. The Company uses multiple factors such as historical payments experience, credit status and financial status in determining the customer's ability to pay. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company uses factors such as timing of the contract, negotiation teams involved and additional subscriptions or services contracted to determine combination.

- *Identify performance obligations in the contract:* The Company enters into contracts that can include various combinations of products and services that are both (1) capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company and (2) distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

- *Determine transaction price:* The transaction price is the consideration the Company expects to receive in exchange for those products or services. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

- *Allocate transaction price to the performance obligations in the contract*: Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. The Company also considers if there

are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP of the material right. When appropriate, the Company determines SSP based on the price at which the performance obligation has previously been sold through past transactions. The Company determines SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the subscription. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

- *Recognize revenue when or as the Company satisfies a performance obligation:* The Company recognizes revenue upon transfer of control of promised products or services. Revenue is recognized based on type of performance obligation.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional organization are allocated based on headcount. Such costs include costs associated with office facilities, depreciation and amortization of property and equipment and IT personnel-related costs and other expenses, such as software and subscription services.

Cost of Revenue

Cost of subscription revenue consists primarily of personnel-related costs associated with the Company's customer support organization, including salaries, benefits, bonuses and stock-based compensation, expenses associated with software and subscription services dedicated for use by the Company's customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software and allocated overhead.

Cost of services revenue consists primarily of personnel-related costs associated with the Company's professional services and training organization, including salaries, benefits, bonuses and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by the Company's service organization, travel-related expenses and allocated overhead.

Advertising

Advertising costs are charged to sales and marketing expenses in the consolidated statement of operations in the period incurred. These costs were not material for the years ended January 31, 2025, 2024 and 2023.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards, including restricted stock units, stock options, and the ESPP, to employees, consultants and nonemployee directors based on the estimated fair value of the awards on the grant date. The fair value of stock options and purchase rights under the ESPP are estimated using the Black-Scholes option-pricing model. The fair value of performance-based awards restricted stock unit awards is measured at fair value on the date of grant if it is probable the award will be achieved during the performance period. The probability of achievement is assessed periodically to determine whether the performance condition continues to be probable. When there is a change in the probability of achievement, any cumulative effect of the change in requisite service period is recognized in the period of the change with the change to be amortized over the respective vesting period. The fair value of market-based performance restricted stock unit awards is estimated, at the date of grant, using the Monte Carlo Simulation Model. The Black-Scholes and Monte Carlo Simulation valuation models are affected by the fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends.

Stock-based compensation expense for restricted stock units and stock options is recognized over the requisite service period. Forfeitures are accounted for as they occur. For awards with only a service condition, the Company recognizes stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with a market condition, we recognize expense separately for each vesting tranche regardless of whether the market condition is satisfied. For awards with a performance condition, we recognize expense over the vesting period if it

is probable that the performance condition will be achieved. Stock-based compensation expense for the ESPP is recognized on a straight-line basis over the offering period.

Income Taxes

The Company is subject to income taxes in the United States and certain foreign jurisdictions.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive shares to the extent they are dilutive. For purposes of this calculation, stock options, common stock warrants, RSUs and employee stock purchase rights under the ESPP are considered to be potentially dilutive shares but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

For the year ended January 31, 2024, the Company had restricted cash held in a money market account in connection with a lease agreement for the Company's facilities. Restricted cash is included in other assets on the consolidated balance sheets as the related lease expires more than one year from the balance sheet date.

Short-Term Investments

The Company determines the appropriate classification of its investments at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as current assets on its consolidated balance sheets. These securities are recorded at estimated fair value. When the fair value of a security declines below its amortized cost basis, the carrying value of the security will be reduced to its fair value if it is more likely than not that management is required to sell the impaired security before recovery of its amortized basis, or management has the intention to sell the security. If neither of these conditions are met,

the Company determines whether any portion of the decline is due to credit losses. Any portion of that decline attributable to credit losses, to the extent expected to be nonrecoverable before the sale of the security, is recognized in the Company's consolidated statement of operations. When the fair value of the security declines below its amortized cost basis due to changes in interest rates, such amounts are recorded in accumulated other comprehensive income and are recognized in the Company's consolidated statement of operations only if the Company sells or intends to sell the security before recovery of its cost basis.

Realized gains and losses are determined based on the specific identification method and are reported in other income, net in the consolidated statements of operations. Realized gains and losses for the years ended January 31, 2025, 2024 and 2023 were not material.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables, net of allowance for credit losses. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The allowance for credit losses is estimated based on the Company's assessment of the collectibility of accounts receivable by considering various factors, including the age of each outstanding invoice, the collection history of each customer, historical write-off experience, current economic conditions, and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregate basis when similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Unbilled accounts receivable represents revenue recognized on contracts in excess of invoiced amounts. Unbilled accounts receivable as of January 31, 2025 and 2024 were not material.

The following table presents the changes in the allowance for credit losses (in thousands):

| | Year Ended January 31, | | |
	2025	2024	2023
Beginning balance	$ 224	$ 173	$ 108
Add: bad debt expense	219	51	69
Less: write-offs, net of recoveries	(24)	—	(4)
Ending balance	$ 419	$ 224	$ 173

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents, restricted cash and short-term investments with high-quality financial institutions. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on these deposits.

For its accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheet. Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company's customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and historically bad debts have not been material.

No customer accounted for 10% or more of total revenue for the years ended January 31, 2025, 2024 and 2023. No customer accounted for 10% or more of gross accounts receivable as of January 31, 2025 and 2024.

Fair Value of Financial Instruments

The Company accounts for certain of its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (at an exit price) in an orderly transaction between

market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or estimated useful life
Capitalized internal-use software	3 years

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs are charged to expense in the consolidated statements of operations in the period incurred.

Capitalized Internal-Use Software

The Company capitalizes qualifying internal-use software development costs, including personnel-related costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized internal-use software costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized on a straight-line basis over their estimated useful life commencing when assets are initially placed into service for their intended use. Amortization expense of capitalized internal-use software costs was included in cost of subscription revenue in the consolidated statements of operations. Impairment charges to capitalized internal-use software during the years ended January 31, 2025 and 2023 were not material. During the year ended January 31, 2024, the Company recorded an impairment charge of $5.2 million for certain previously capitalized internal-use software that would no longer be placed into service.

Leases

The Company adopted ASC 842 on February 1, 2022 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of the first quarter of fiscal 2023. Lease right-of-use ("ROU") assets and liabilities, with the exception of short-term leases, are recognized at the commencement date based on the present value of lease payments over the lease term. The Company estimates the discount rate based on the information available at the lease commencement date unless the implicit rate is readily determinable. For leases that commenced prior to the adoption of Topic 842, the Company used the discount rate on February 1, 2022. The lease ROU assets also include any lease payments made and exclude lease incentives such as tenant improvement allowances. Options to extend the lease term are included in the lease term when it is reasonably certain the extension option will be exercised. The Company has elected an accounting policy to not recognize short-term leases, which have a lease term of twelve months or less, on the

consolidated balance sheets. The Company does not combine its lease and non-lease components. Non-lease components that are not fixed are expensed as incurred as variable lease payments.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists for property and equipment if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. An impairment charge is recognized for the amount by which the carrying amount of the asset, or asset group, exceeds its fair value. No impairment of long-lived assets occurred during the years ended January 31, 2025 and 2023. See "Capitalized Internal-Use Software" above for further information on the impairment charge recorded during the year ended January 31, 2024.

Deferred Commissions

The Company capitalizes certain sales commissions, including related payroll taxes, earned by the Company's sales force, which are considered to be incremental costs that would not be incurred absent of the contract. Commissions earned on the initial acquisition of a contract are amortized based on expected future revenue stream over a period of benefit. The Company determined the period of benefit by taking into consideration its customer contracts, its technology and duration of customer relationships. Commissions for renewal contracts are not commensurate with the commission paid for initial acquisition of a contract and are amortized based over the related contractual renewal period. The deferred commission amounts are recoverable through the future revenue streams under the customer contracts. On an annual basis, the Company assesses the expected period of benefit by taking into consideration its customer contracts, its technology and duration of customer relationships. During the first quarter of fiscal year 2025, the Company determined the expected period of benefit for incremental costs of customer contracts should be increased from three to four years. This change in accounting estimate was effective February 1, 2024 and is accounted for prospectively in the Company's consolidated financial statements. The change in the period of benefit did not have a material impact to the Company's consolidated financial statements. Amortization of deferred commissions is included in sales and marketing expenses in the consolidated statements of operations. Impairment losses related to deferred sales commissions were immaterial for the years ended January 31, 2025, 2024 and 2023. Commissions that will be amortized within the next twelve months are classified as current with the remainder classified as non-current on the consolidated balance sheets.

Deferred Revenue

The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company's contracts. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue, current with the remainder classified as deferred revenue, noncurrent on the consolidated balance sheets.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements. ASU 2023-07 expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. All disclosure requirements of ASU 2023-07 are required for all entities including entities with a single reportable segment. The Company adopted this ASU for the fiscal year ended January 31, 2025 using a retrospective method. For further information, refer to the Segment Information section above.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires companies to disclose additional information about income taxes, primarily their rate reconciliation information and income taxes paid. The new guidance requires companies to disclose in their rate

reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. Additionally, companies will be required to annually disclose income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance is effective for the Company for the fiscal year ending January 31, 2026, and may be applied on a retrospective or prospective basis. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements.

In November 2024, the FASB issued ASU No.2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03") to require public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, and may be applied on a retrospective or prospective basis. Early adoption is permitted. The Company is currently evaluating whether this standard will have a material impact on its consolidated financial statements.

3. Cash Equivalents and Short-Term Investments

The following tables summarize the Company's cash equivalents and short-term investments (in thousands):

	As of January 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents:				
Money market funds	$ 15,297	$ —	$ —	$ 15,297
Total cash equivalents	15,297	—	—	15,297
Short-Term Investments:				
U.S. government treasury securities	82,486	115	(29)	82,572
Corporate debt securities	29,089	42	(12)	29,119
Commercial paper	4,944	—	—	4,944
Total short-term investments	116,519	157	(41)	116,635
Total	$ 131,816	$ 157	$ (41)	$ 131,932

	As of January 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents:				
Money market funds	$ 32,895	$ —	$ —	$ 32,895
Total cash equivalents	32,895	—	—	32,895
Short-Term Investments:				
U.S. government treasury securities	85,525	58	(7)	85,576
Corporate debt securities	13,712	14	(1)	13,725
U.S. government agency securities	7,999	—	(8)	7,991
Commercial paper	4,845	—	—	4,845
Asset-backed securities	144	—	—	144
Total short-term investments	112,225	72	(16)	112,281
Total	$ 145,120	$ 72	$ (16)	$ 145,176

During the years ended January 31, 2025, 2024 and 2023, the Company did not reclassify any amounts to earnings from accumulated other comprehensive income related to unrealized gains or losses in other income, net in the consolidated statements of operations.

As of January 31, 2025, the Company's short-term investments consisted of $76.8 million and $39.8 million with contractual maturities due within one year and due after one year through three years, respectively. As of January 31, 2024,

the Company's short-term investments consisted of $97.6 million and $14.7 million with contractual maturities due within one year and due after one year through three years, respectively.

The Company's gross unrealized losses and fair values for short-term investments that were in an unrealized loss position as of January 31, 2025 and 2024, aggregated by investment category and the length of time that individual securities have been in a continuous loss position were as follows (in thousands):

| | As of January 31, 2025 | | | | | |
| | Less Than 12 Months | | 12 Months or Greater | | Total | |
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government treasury securities	$ (29)	$ 22,752	$ —	$ —	$ (29)	$ 22,752
Corporate debt securities	(12)	12,577	—	—	(12)	12,577
Total	$ (41)	$ 35,329	$ —	$ —	$ (41)	$ 35,329

| | As of January 31, 2024 | | | | | |
| | Less Than 12 Months | | 12 Months or Greater | | Total | |
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government treasury securities	$ (7)	$ 22,746	$ —		$ (7)	$ 22,746
U.S. government agency securities	(8)	7,991	—	—	(8)	7,991
Corporate debt securities	(1)	5,008	—		(1)	5,008
Asset-backed securities	—	—	—	144	—	144
Total	$ (16)	$ 35,745	$ —	$ 144	$ (16)	$ 35,889

As of January 31, 2025 and 2024, the Company had 7 and 13 short-term investments in an unrealized loss position, respectively. As of January 31, 2025, the Company determined that the declines in the market value of its investment portfolio were not driven by credit related factors. There were no credit or non-credit impairment charges recorded during the years ended January 31, 2025, 2024 and 2023.

4. Fair Value Measurements

The Company accounts for certain of its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts reflected on the consolidated balance sheets for cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities of those instruments.

The following tables present the fair value hierarchy for the Company's assets measured at fair value on a recurring basis (in thousands):

	As of January 31, 2025		
	Level 1	Level 2	Total
Cash Equivalents:			
Money market funds	$ 15,297	$ —	$ 15,297
Total cash equivalents	15,297	—	15,297
Short-Term Investments:			
U.S. government treasury securities	—	82,572	82,572
Corporate debt securities	—	29,119	29,119
Commercial paper	—	4,944	4,944
Total short-term investments	—	116,635	116,635
Total	$ 15,297	$ 116,635	$ 131,932

	As of January 31, 2024		
	Level 1	Level 2	Total
Cash Equivalents:			
Money market funds	$ 32,895	$ —	$ 32,895
Total cash equivalents	32,895	—	32,895
Short-Term Investments:			
U.S. government treasury securities	—	85,576	85,576
Corporate debt securities	—	13,725	13,725
U.S. government agency securities	—	7,991	7,991
Commercial paper	—	4,845	4,845
Asset-backed securities	—	144	144
Total short-term investments	—	112,281	112,281
Total	$ 32,895	$ 112,281	$ 145,176

The Company classifies its money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its U.S. government agency securities, asset-backed securities, commercial paper, corporate debt securities, and U.S. government treasury securities within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. As of January 31, 2025 and 2024, the Company did not have any Level 3 financial assets or liabilities measured at fair value.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,	
	2025	2024
Prepaid expenses	$ 5,657	$ 4,793
Prepaid software	7,493	4,429
Other current assets	2,056	1,163
Total prepaid expenses and other current assets	$ 15,206	$ 10,385

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

| | As of January 31, | |
	2025	2024
Computer equipment	$ 3,804	$ 3,736
Furniture and fixtures	489	418
Capitalized internal-use software	13,759	8,743
Leasehold improvements	1,903	1,903
Construction in progress	850	—
Construction in progress - capitalized internal-use software	670	2,571
Total gross property and equipment	21,475	17,371
Accumulated depreciation and amortization	(14,261)	(12,044)
Total property and equipment, net	$ 7,214	$ 5,327

Depreciation and amortization expense was $2.3 million, $2.4 million and $3.2 million for the years ended January 31, 2025, 2024 and 2023, respectively. Included in these amounts were the amortization of capitalized internal-use software development costs of $1.8 million, $1.7 million and $2.2 million for the years ended January 31, 2025, 2024 and 2023, respectively.

During the year ended January 31, 2024, the Company recorded an impairment charge of $5.2 million for certain previously capitalized internal-use software that would no longer be placed into service. Impairment charges for capitalized internal-use software were recorded during the years ended January 31, 2025 and 2023 were not material.

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

| | As of January 31, | |
	2025	2024
Accrued bonus	$ 6,728	$ 7,056
Accrued commissions	7,976	4,852
Accrued payroll and benefits	4,754	4,690
Employee contributions under the ESPP	1,633	1,518
Total accrued compensation and benefits	$ 21,091	$ 18,116

Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

| | As of January 31, | |
	2025	2024
Third-party cloud infrastructure	$ 4,292	$ 1,503
Accrued professional fees	1,654	1,190
Sales and value added tax payable	727	517
Income taxes payable	177	173
Other	1,593	1,198
Total other accrued liabilities	$ 8,443	$ 4,581

6. Deferred Revenue and Remaining Performance Obligations

Deferred Revenue

Deferred revenue, including current and non-current balances, as of January 31, 2025 and 2024 was $96.9 million and $84.5 million respectively. Approximately 39% and 40% of the total revenue recognized during the years ended January 31, 2025 and 2024 was from deferred revenue at the beginning of each period.

Remaining Performance Obligations

Remaining performance obligations ("RPOs") represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods.

As of January 31, 2025, the Company's RPOs were $251.1 million. The Company expects to recognize revenue of $158.0 million of these remaining performance obligations over the next twelve months and the substantial majority of the remainder in the next 13 months to 36 months.

7. Debt

Credit Facility

On June 5, 2023, the Company terminated the revolving line of credit facility with Silicon Valley Bank ("SVB") pursuant to Section 12.1 of the Amended and Restated Loan and Security Agreement with SVB. Any termination fees have been waived by SVB. At the time of termination, no borrowings were outstanding under the SVB Credit Facility. Concurrently with the termination of the SVB Credit Facility, all liens securing the Company's obligations under the SVB Credit Facility were released.

Loan and Security Agreement

On February 7, 2024, the Company entered into a loan and security agreement with MUFG Bank, Ltd., as lender, for a three-year senior secured revolving loan facility of up to $25.0 million, including a letter of credit sublimit of up to $5.0 million, with an original maturity date on February 7, 2027 and an uncommitted accordion feature that provides up to $25.0 million of additional borrowing capacity (the "Credit Facility"). Borrowings under the Credit Facility accrue interest at a floating per annum rate based on secured overnight financing rate ("SOFR"), plus 3.0% for the applicable interest rate period. Accrued interest on the Credit Facility will be paid at the end of the applicable interest rate period, but at least every three months. The Company is also obligated to pay other customary fees and expenses, including an unused revolving line facility fee of 0.25% per annum of the average daily unused portion of the Credit Facility.

Under the Credit Facility, the Company is subject to a minimum consolidated adjusted EBITDA covenant, tested quarterly. The Credit Facility also contains certain customary affirmative and negative covenants as well as customary events of default, subject to certain exceptions, including restrictions on the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, make acquisitions, suffer changes in control, make investments, make certain dividends or distributions, repurchase or redeem stock, dispose of or transfer assets, and enter into transactions with affiliates, in each case, subject to customary and other agreed limitations and exceptions. As of January 31, 2025, the Company has outstanding letters of credit totaling $1.4 million against the $5.0 million sublimit in connection with the One Santana Lease (as defined in footnote 8 below).

The Company did not have any debt outstanding under the Credit Facility as of January 31, 2025 and was in compliance with the financial covenants associated with the Credit Facility as of January 31, 2025.

8. Leases

The Company leases facilities under non-cancelable operating leases, primarily for rent of office space.

As of January 31, 2025 the Company's leases have various expiration dates through August 2032, some of which include options to extend the leases for up to 7 years. The Company does not have any finance leases.

The components of lease costs were as follows (in thousands):

| | Year Ended January 31, | |
	2025	2024
Operating lease costs	$ 3,303	$ 3,075
Variable lease costs	$ 624	$ 647
Short-term lease costs	$ 502	$ 202

The following table presents supplemental cash flow information related to leases (in thousands):

| | Year Ended January 31, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 3,460	$ 3,389
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 2,880	$ 769

The weighted-average remaining lease term of the Company's operating leases and the weighted-average discount rate used to measure the present value of the operating lease liabilities are as follows:

| | Year Ended January 31, | |
	2025	2024
Weighted-average remaining lease term	5.2 years	2.0 years
Weighted-average discount rate	5.9 %	4.4 %

As of January 31, 2025, remaining maturities of operating lease liabilities were as follows (in thousands):

Period	Operating Leases
Fiscal 2026*	$ (2,257)
Fiscal 2027	1,327
Fiscal 2028	1,191
Fiscal 2029	1,229
Fiscal 2030 and thereafter	4,714
Total lease payments	6,204
Less: imputed interest	(1,888)
Total	$ 4,316

*Net of tenant improvement allowance receivables related to the One Santana Lease.

On August 2024, the Company entered into a lease agreement with SR Winchester, LLC (the "One Santana Lease"). The One Santana Lease commenced in September 2024 and has a term of 96 months. At the end of the term, the Company has the right to extend the term of the One Santana Lease for an additional seven years at the then-prevailing market rate. The Company expects to start making recurring rental payments under the lease in the third quarter of fiscal 2026, and the total future minimum lease payments related to the One Santana Lease is approximately $8.6 million. Additionally, the Company has participated in the construction of the office space, which will be reimbursed by the landlord through a tenant improvement allowance of approximately $3.9 million. The new leased facility will be held as the Company's new headquarters following the expiration of the current lease for the facility in Santa Clara, California in fiscal 2026.

9. Commitments and Contingencies

Other Contractual Commitments

Other contractual commitments relate to third-party cloud infrastructure agreements and subscription arrangements.

Future minimum payments under the Company's non-cancelable purchase commitments as of January 31, 2025 are presented in the table below (in thousands):

	Minimum Annual Commitments
Year Ending January 31,	
2026	$ 23,654
2027	14,765
2028	13,924
2029	1,167
2030 and thereafter	—
Total	$ 53,510

Legal Matters

From time to time, the Company is a party to various legal matters, threatened claims, or proceedings in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Legal accruals are recorded when and if it is determined that a loss related to a certain matter is both probable and reasonably estimable. The Company is not currently a party to any legal proceedings that, if determined adversely to it, would, in management's opinion, have a material and adverse effect on the Company's financial condition, results of operations, or cash flows.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which the Company agrees to indemnify customers, vendors, lessors and other business partners with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. Additionally, the Company entered into indemnification agreements with the Company's directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise from their services as a director or executive officer in any capacity as the Company's director, trustee, general partner, managing member, officer, employee, agent or fiduciary or with respect to any employee benefit plans. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements nor are we aware of any such claims that could reasonably be expected to incur material costs.

10. Stockholders' Equity and Employee Incentive Plans

Redeemable Convertible Preferred Stock

As of January 31, 2025 and 2024, there were no shares of redeemable convertible preferred stock issued and outstanding.

In connection with the IPO, the Company's Amended and Restated Certificate of Incorporation became effective, which authorized the issuance of 200,000,000 shares of undesignated preferred stock with a par value of $0.00001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors.

Common Stock

The Company's Amended and Restated Certificate of Incorporation authorized the Company to issue 1,000,000,000 shares of common stock at a par value of $0.00001 as of January 31, 2025 and 2024.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of January 31, 2025 and 2024, no dividends have been declared.

The Company has reserved common stock for future issuance as follows:

	January 31, 2025	January 31, 2024
Stock options outstanding	4,835,686	5,889,938
Shares available for future issuance under the 2021 Plan	3,522,329	2,659,940
Restricted stock units issued and outstanding	3,911,414	4,947,920
Shares available for future issuance under the 2023 Inducement Plan	936,236	980,977
ESPP	1,458,638	1,239,636
Common stock warrants	105,350	105,350
Total	14,769,653	15,823,761

Stock Plans

The Company has four equity incentive plans: the 2008 Equity Incentive Plan (the "2008 Plan"), 2018 Equity Incentive Plan (the "2018 Plan"), 2021 Equity Incentive Plan (the "2021 Plan") and 2023 Inducement Equity Incentive Plan (the "2023 Inducement Plan"), collectively (the "Stock Plans"). In connection with the Company's IPO in July 2021, the 2008 Plan and the 2018 Plan were terminated and replaced by the 2021 Plan and all shares that remained available for issuance under the 2018 Plan at that time were reserved for issuance under the 2021 Plan. The number of shares of common stock available for issuance under the 2021 Plan will be increased by any shares of common stock subject to awards outstanding under the 2008 Plan and the 2018 Plan that expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by the Company for payment of an exercise price or for satisfying tax withholding obligations or are forfeited to or repurchased by the Company due to failure to vest.

The Company has issued stock options to employees, directors, consultants and advisors pursuant to the 2018 Plan and restricted stock units ("RSUs") under the 2021 Plan.

Equity awards permitted under the 2021 Plan may be stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares. Stock option grants may be either Incentive Stock Options ("ISO") or Non-Qualified Stock Options ("NSO"). ISO may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, consultants, and nonemployee directors. Employee stock options are granted with an exercise price no less than the fair value of the underlying common stock on the grant date. Options granted under the 2021 Plan expire ten years from the date of grant and generally vest over four years at a rate of 25% upon the first anniversary of the issuance date and 1/48 per month thereafter.

The 2021 Plan provides that the number of shares reserved will automatically increase on the first day of each fiscal year, beginning on February 1, 2022, by an amount equal to the least of (i) 4,120,000 shares, (ii) five-percent (5%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (iii) such number of shares determined by the administrator of the 2021 Plan no later than the last day of the immediately preceding Fiscal Year.

Effective January 12, 2023, the Company adopted the 2023 Inducement Equity Incentive Plan (the "2023 Inducement Plan"), pursuant to which the Company reserved 1,300,000 shares of its common stock to be used exclusively for grants of awards to individuals who were not previously employees or directors of the Company, as an inducement material to the individual's entry into employment with the Company within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules. The maximum number of shares of our common stock that may be issued under the 2023 Inducement Plan will not exceed 1,300,000 shares.

Employee Stock Purchase Plan

In July 2021, the Company established an Employee Stock Purchase Plan ("ESPP") in which eligible employees may contribute up to 15% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of (1) the fair market value of a share of the Company's common stock at the beginning of the offering period and (2) the fair market value of a share of the Company's common stock on the purchase date. A participant will be permitted to purchase a maximum of shares during each offering period and no participant may purchase more than 1,000 shares

during any offering period. Starting with the offering period beginning September 21, 2023, participants may purchase up to 1,500 shares during any offering period.

Except for the initial offering period, the ESPP provides for 24-month offering periods beginning March 21 and September 21 of each year, and each offering period will consist of four six-month purchase periods. The initial offering period began on July 22, 2021 and ended on September 20, 2023. The initial offering period consists of four purchase periods with the first purchase date on March 21, 2022, and the final purchase period ended on September 20, 2023.

The Company recognized stock-based compensation expense related to the ESPP of $2.1 million, $1.4 million, and $2.0 million during the years ended January 31, 2025, 2024, and 2023, respectively. ESPP payroll contributions used to purchase shares are reclassified to stockholders' equity on the purchase date. As of January 31, 2025, $1.4 million of unrecognized stock-based compensation expense related to the ESPP is expected to be recognized over a weighted-average vesting period of 1.0 year.

During the year ended January 31, 2025, 271,796 shares of common stock were issued under the ESPP.

Stock Options

The following table summarizes stock option activity under the Stock Plans for the year ended January 31, 2025 (aggregate intrinsic value in thousands):

	Options Outstanding			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Aggregate Intrinsic Value
Balances as of January 31, 2024	5,889,938	$ 10.38	4.84	$ 86,742
Options exercised	(922,419)	$ 6.96		
Options cancelled	(131,833)	$ 22.78		
Balances as of January 31, 2025	4,835,686	$ 10.69	3.87	$ 40,017
Options vested and expected to vest as of January 31, 2025	4,835,686	$ 10.69	3.87	$ 40,017
Options vested and exercisable as of January 31, 2025	4,801,221	$ 10.59	3.85	$ 40,017

There were no stock options granted during the years ended January 31, 2025, 2024, and 2023. The total intrinsic value of options exercised during the years ended January 31, 2025, 2024 and 2023 was $14.3 million, $22.2 million, and $9.3 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company's common stock. The total grant-date fair value of stock options vested was $4.7 million, $6.0 million, and $10.3 million during the three years ended January 31, 2025, 2024 and 2023, respectively.

The Company recognized stock-based compensation expense related to stock options of $3.4 million, $4.2 million and $6.4 million, during the years ended January 31, 2025, 2024 and 2023, respectively. As of January 31, 2025, there was $0.2 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 0.3 years.

Service-Based RSUs

During the year ended January 31, 2022, the Company began granting RSUs to its employees, which have service-based vesting conditions. The service-based vesting condition for these awards is generally satisfied by rendering continuous service over two to four years, depending on the award, during which time the grants will vest either quarterly or after a one-year cliff with quarterly vesting thereafter.

The following table is a summary of RSU activity for the year ended January 31, 2025:

	RSUs Outstanding	
	Number of RSUs	**Weighted Average Grant Date Fair Value Per Share**
Balances as of January 31, 2024	3,909,920	$ 17.56
RSUs granted	2,382,461	$ 25.41
RSUs vested	(2,529,486)	$ 19.71
RSUs forfeited	(555,083)	$ 20.06
Balances as of January 31, 2025	3,207,812	$ 21.26

The aggregate grant date fair value of the RSU awards granted was $60.5 million, $47.4 million and $77.2 million during the years ended January 31, 2025, 2024 and 2023, respectively, which represents the fair value of the common stock on the date the service-based vesting awards were granted. The total grant-date fair value of RSUs vested was $49.8 million, $31.4 million, and $10.4 million during the three years ended January 31, 2025, 2024 and 2023, respectively.

We recognized $52.6 million, $32.8 million, and $15.3 million in stock-based compensation expense related to service vesting-based RSUs during the years ended January 31, 2025, 2024 and 2023, respectively. As of January 31, 2025, there was $56.4 million of unrecognized compensation expense related to service-based RSUs expected to be recognized over a weighted-average vesting period of 1.5 years.

Performance-based and Market-based Awards

Modification of Market-based Awards

During the years ended January 31, 2023 and 2022, the Board of Directors granted restricted stock unit awards with market-based vesting conditions ("Market-based RSUs") to certain executive officers and members of senior management pursuant to the 2021 Plan. The Market-based RSUs are comprised of four tranches that vest depending on a consecutive 60-trading day stock price target of the Company's common stock. The grant fair value of each tranche was calculated using a Monte Carlo simulation model with the following assumptions: (i) valuation date of January 26, 2022, (ii) valuation date stock price of $20.22 per share of our common stock, (iii) simulation term of 5.0 years, (iv) expected volatility of 50.0%, (v) risk-free interest rate of 1.7%, and (vi) no expected dividend yield.

On March 20, 2023, the Board of Directors approved a modification of the Company's 1,060,000 outstanding Market-based RSUs granted to certain executive officers and members of senior management. This resulted in 840,000 of the awards modified to performance-based vesting and the other 220,000 remained market-based vesting with modified stock price targets and requisite service periods.

Performance-based Awards

The 840,000 awards granted to certain executive officers were modified from market-based vesting conditions to performance-based vesting conditions and will vest based on the Company achieving certain financial metrics over revised service periods. For the portion of the awards where the expectation of the achievement of performance conditions remained probable prior to and post modification, the Company accounted for this change as a Type I modification under ASC 718, Compensation—Stock Compensation. For the portion of the awards where the expectation of the achievement of performance conditions changed from probable prior to the modification to improbable post-modification, the Company accounted for this change as a Type II modification. The Company recognizes expense for performance-based RSUs ("PSUs") over the requisite service period based on management's expectation of the number of PSUs expected to vest. For any change in the expectation of the number of PSUs that are probable of vesting, the Company will cumulatively adjust compensation expense in the period that the change in estimate is made. The incremental stock-based compensation expense related to these modified awards was $6.0 million.

On April 4, 2023, the Company granted 70,000 PSUs to an executive officer pursuant to the 2021 Plan with vesting conditions identical to the modified awards discussed above. The grant date fair value of the award was $1.0 million.

During the fourth quarter of fiscal 2024, the Company determined that the portion of the PSUs that were considered improbable of achievement became probable, resulting in an additional compensation expense of $2.2 million to be

recognized over the requisite service period. The Company recorded a cumulative catch-up in compensation expense as if the vesting condition was probable of achievement at the time of the grant of the PSUs.

There were 195,998 awards vested during the year ended January 31, 2025 with a total grant-date fair value of $3.2 million. No awards vested during the years ended January 31, 2024 and 2023.

The Company recognized a total of $2.5 million and $6.1 million in stock-based compensation expense related to PSUs during the year ended January 31, 2025 and 2024, respectively. As of January 31, 2025, there were 598,002 awards outstanding and a total of $2.6 million of unrecognized compensation expense related to PSUs expected to be recognized over an average vesting period of 1.7 years.

Market-based Awards

The 220,000 awards granted to certain members of senior management were modified to revise the 60-trading day stock price target of the Company's common stock and the requisite service periods. The incremental stock-based compensation expense related to these modified awards was not material.

The Company recognized a total of $0.7 million and $1.2 million in stock-based compensation expense related to market-based awards during the year ended January 31, 2025 and 2024, respectively.

There were 79,200 awards vested during the year ended January 31, 2025 with a total grant-date fair value of $1.2 million. No awards vested during the years ended January 31, 2024 and 2023. As of January 31, 2025, there were 105,600 awards outstanding and a total of $0.1 million of unrecognized compensation expense related to market-based RSUs expected to be recognized over an average vesting period of 0.4 years.

Determination of Fair Value

The Company estimates the fair value of stock options and purchase rights issued to employees under the ESPP using the Black-Scholes option-pricing model, which is dependent upon several variables, such as the fair value of the Company's common stock, the expected option term, expected volatility of the Company's stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield.

Expected term—The expected term represents the weighted-average period the stock options are expected to remain outstanding and is calculated using the simplified method, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

Expected volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company does not have sufficient trading history for the Company's common stock.

Risk-free interest rate—The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's awards.

Dividend yield—The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

Fair value of underlying common stock— Prior to the Company's IPO, the fair value was determined by the Board of Directors with input from management and contemporaneous independent third-party valuations. Subsequent to the IPO, the fair value of the Company's common stock is based on the daily average selling price on the Nasdaq Global Select Market.

The fair value of employee stock purchase rights for the offering period under the ESPP was determined on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended January 31,		
	2025	2024	2023
Employee Stock Purchase Plan:			
Expected term (in years)	1.1	1.0	0.9
Expected volatility	59.2 %	62.9 %	63.0 %
Risk-free interest rate	4.7 %	5.3 %	0.6 %
Dividend yield	—	—	—

Stock-Based Compensation

Stock-based compensation expense, net of amounts capitalized was as follows (in thousands):

	Year Ended January 31,		
	2025	2024	2023
Cost of revenue - subscription	$ 1,200	$ 707	$ 535
Cost of revenue - services	455	529	433
Research and development	17,134	12,920	7,937
Sales and marketing	21,910	15,771	9,426
General and administrative	20,598	15,846	7,390
Restructuring	—	1	65
Total stock-based compensation expense	$ 61,297	$ 45,774	$ 25,786

11. Income Taxes

The components of loss before income taxes were as follows (in thousands):

	Year Ended January 31,		
	2025	2024	2023
United States	$ (78,616)	$ (86,826)	$ (75,449)
International	5,765	7,998	7,993
Total loss before income taxes	$ (72,851)	$ (78,828)	$ (67,456)

The provision for income taxes consists of the following (in thousands):

	Year Ended January 31,		
	2025	2024	2023
Current:			
Federal	$ —	$ —	$ —
State	100	105	65
Foreign	1,794	1,351	1,459
Total current provision for income taxes	1,894	1,456	1,524
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(92)	(101)	(486)
Total deferred provision for income taxes	(92)	(101)	(486)
Total provision for income taxes	$ 1,802	$ 1,355	$ 1,038

A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate is as follows (in percentages):

	As of January 31,		
	2025	2024	2023
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefits	4.6	4.7	4.8
Foreign rate differential	(0.2)	0.9	1.6
Stock-based compensation	(5.9)	(2.1)	(2.6)
Tax credits	1.8	1.4	2.2
U.S. tax on foreign earnings	(1.2)	(1.9)	(1.4)
Change in valuation allowance	(21.5)	(25.1)	(24.2)
Other	(1.1)	(0.6)	(2.9)
Effective tax rate	(2.5)%	(1.7)%	(1.5)%

Significant components of the Company's net deferred tax assets are as follows (in thousands):

	As of January 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 90,168	$ 85,747
Tax credit carryforwards	20,797	18,194
Accruals and reserves	3,349	2,978
Interest carryforwards	—	841
Stock-based compensation	4,823	4,687
Capitalized research & development costs	44,069	30,506
Lease liability	853	744
Other	311	1,223
Gross deferred tax assets	$ 164,370	$ 144,920
Less: valuation allowance	(152,798)	(137,132)
Total deferred tax assets	$ 11,572	$ 7,788
Deferred tax liabilities:		
Deferred commissions	$ (8,838)	$ (6,532)
Right of use asset	(796)	(669)
Other	(1,259)	—
Total deferred tax liabilities	$ (10,893)	$ (7,201)
Net deferred tax assets	$ 679	$ 587

A valuation allowance is provided when it is not more likely than not that some portion of the deferred tax assets will be realized. Management believes that, based on a number of factors, it is more likely than not that the U.S. federal and state net deferred tax assets will not be fully realized, thus a full valuation allowance has been recorded as of January 31, 2025, 2024 and 2023. A valuation allowance of $152.8 million, $137.1 million, and $117.3 million has been established by the Company as of January 31, 2025, 2024 and 2023, respectively. The change in the valuation allowance during the years ended January 31, 2025, 2024 and 2023 was an increase of $15.7 million, $19.8 million and $16.3 million, respectively, primarily due to additional losses.

As of January 31, 2025, the Company had net operating loss carryforwards of $350.2 million for U.S. federal and $211.9 million for U.S. state income tax purposes available to offset future taxable income. The federal and state net operating loss carryforwards will begin expiring in 2028 and 2026, respectively. As of January 31, 2025, the Company had federal and state research and development credits of $17.8 million and $16.7 million, respectively. The federal research and development credits will begin expiring in 2029. The state research and development credits are not currently subject to expiration. Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitation due to

the ownership change limitations provided by the Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and tax credit carryforwards before utilization.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company's foreign subsidiaries as of January 31, 2025 due to the Company's intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not reasonably practicable.

The following table shows the changes in the gross unrecognized tax benefits (in thousands):

| | Year Ended January 31, | | |
	2025	2024	2023
Gross unrecognized tax benefits - beginning of period	$ 12,090	$ 10,579	$ 8,835
Increases related to current year tax positions	1,735	1,511	1,744
Gross unrecognized tax benefits - end of period	$ 13,825	$ 12,090	$ 10,579

As of January 31, 2025, 2024 and 2023, no amount of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

There were no interest and penalties associated with unrecognized income tax benefits for the years ended January 31, 2025, 2024 and 2023.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in various international jurisdictions. Due to the Company's net operating loss carryforwards, all tax years since inception remain subject to examination by U.S. federal and state taxing authorities. Tax years 2016 and forward generally remain open for examination for foreign tax purposes.

12. Restructuring

During the fourth quarter of the fiscal year ended January 31, 2023, the Company initiated a restructuring plan to improve operational efficiency. This plan resulted in severance costs, other related costs, and accelerated stock-based compensation expense related to modifications of vested awards granted to certain employees. As of January 31, 2024, the restructuring plan was complete and there were no additional restructuring charges incurred during the year ended January 31, 2025.

Restructuring expenses were as follows (in thousands):

| | Year Ended January 31, | |
	2024	2023
Employee severance and related costs	$ 45	$ 1,598
Stock-based compensation	1	65
Total restructuring expenses	$ 46	$ 1,663

Accrued Restructuring

Restructuring liabilities activity for the year ended January 31, 2024 was as follows (in thousands):

	Amount
Balance as of January 31, 2023	$ 1,567
Restructuring charges and adjustments	45
Payments	(1,612)
Balance as of January 31, 2024	$ —

13. Geographic Information

The following table depicts the disaggregation of revenue by geographic area based on the billing address of the customer (in thousands):

	Year ended January 31,					
		2025		2024		2023
United States	$	137,882	$	115,427	$	95,762
International		71,584		64,610		59,062
Total	$	209,466	$	180,037	$	154,824

No individual foreign country contributed 10% or more of total revenue for the years ended January 31, 2025, 2024 and 2023.

As of January 31, 2025, 2024 and 2023, the majority of the Company's long-lived assets, including operating lease ROU assets were located in the United States.

14. Net Loss per Share

Basic net loss per share attributable to the Company's common stockholders is computed by dividing the net loss attributable to the Company's common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all years presented because the effects of potentially dilutive items were anti-dilutive given the Company's net loss position in each period presented.

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended January 31,					
		2025		2024		2023
Numerator:						
Net loss	$	(74,653)	$	(80,183)	$	(68,494)
Denominator:						
Weighted-average shares used in computing net loss per share, basic and diluted		51,310		47,175		44,787
Net loss per share, basic and diluted	$	(1.45)	$	(1.70)	$	(1.53)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share because their impact would have been anti-dilutive (in thousands):

	Year Ended January 31,		
	2025	2024	2023
Stock options	4,836	5,890	7,819
RSUs	3,834	4,904	4,499
Employee stock purchase rights under the ESPP	163	147	130
Common stock warrants	105	105	105
Total potentially dilutive securities	8,938	11,046	12,553

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2025, the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of January 31, 2025 based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of January 31, 2025, which is included in Part II, Item 8 herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

During the fiscal quarter ended January 31, 2025, none of our directors or officers (as defined in Section 16 under the Exchange Act) informed us of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive proxy statement to be filed with the SEC no later than 120 days after January 31, 2025 in connection with our 2025 annual meeting of stockholders, or the 2025 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

(1) Consolidated Financial Statements: Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules: Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits: The documents listed below are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-Q	333-257205	3.1	September 10, 2021	
3.2	Bylaws of the registrant, as amended.	10-Q	333-257205	3.2	September 10, 2021	
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant	8-K	001-40601	3.1	June 5, 2024	
4.1	Form of common stock certificate of the registrant.	S-1	333-257205	4.1	June 21, 2021	
4.2	Seventh Amended and Restated Investors' Rights Agreement among the registrant and certain holders of its capital stock, dated as of May 19, 2020.	S-1	333-257205	4.2	June 21, 2021	
4.3	Description of capital stock of the registrant.	10-K	001-40601	4.3	March 31, 2022	
10.1*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1	333-257205	10.1	June 21, 2021	
10.2*	Couchbase, Inc. 2021 Equity Incentive Plan and related form agreements.	S-1/A	333-257205	10.2	July 12, 2021	
10.3*	Couchbase, Inc. 2021 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-257205	10.3	July 12, 2021	
10.4*	Couchbase, Inc. 2018 Equity Incentive Plan and related form agreements.	S-1	333-257205	10.4	June 21, 2021	
10.5*	Couchbase, Inc. 2008 Equity Incentive Plan and related form agreements.	S-1	333-257205	10.5	June 21, 2021	
10.6*	Couchbase, Inc. 2021 Executive Incentive Compensation Plan and related form agreements.	S-1	333-257205	10.6	June 21, 2021	
10.7*	Amended Outside Director Compensation Policy	10-Q	001-40601	10.1	September 5, 2024	
10.8*	Change in Control and Severance Policy and related form agreements.	10-Q	001-40601	10.1	December 4, 2024	
10.9*	Confirmatory Employment Letter between the registrant and Matthew M. Cain, dated as of June 17, 2021.	S-1	333-257205	10.9	June 21, 2021	
10.10*	Confirmatory Employment Letter between the registrant and Margaret Chow, dated as of June 17, 2021.	S-1	333-257205	10.10	June 21, 2021	

10.11*	Employment Agreement between the registrant and Huw Owen, dated as of June 8, 2022.	10-Q	001-40601	10.1	June 7, 2023	
10.12	Sublease by and between the registrant and Gigamon Inc., dated as of April 25, 2018.	S-1	333-257205	10.12	June 21, 2021	
10.13+^	Loan and Security Agreement, dated as of February 7, 2024, between the Company and MUFG Ltd.	10-Q	001-40601	10.1	June 6, 2024	
10.14*	Global Form of Restricted Stock Unit Agreement for the Performance-Based Restricted Stock Unit Program	8-K	001-40601	10.1	January 28, 2022	
10.15*	Couchbase, Inc. 2023 Inducement Equity Incentive Pan and related form agreements.	8-K	001-40601	10.1	January 13, 2023	
10.16+^	Office Lease Agreement by and between the registrant and SR WINCHESTER, LLC, dated as of August 1, 2024.	10-Q	001-40601	10.2	September 5, 2024	
10.17	Amendment to Restricted Stock Unit Agreement (executive employees)	S-8	333-278242	99.4	March 26, 2024	
10.18	Amendment to Restricted Stock Unit Agreement (employees)	S-8	333-278242	99.5	March 26, 2024	
19	Couchbase, Inc. Insider Trading Policy					X
21.1	List of subsidiaries of the registrant.					X
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on signature page hereto).					X
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97	Couchbase, Inc. Compensation Recovery Policy	10-K	001-40601	97	March 26, 2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)					X

———————

*	Indicates management contract or compensatory plan.
†	The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of Couchbase, Inc. under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
^	Certain portions of these agreements have been omitted to preserve the confidentiality of such information. The Company will furnish copies of any such information to the SEC upon request.
+	The schedules to these agreements have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any such schedules to the SEC upon request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

COUCHBASE, INC.

Date: March 25, 2025

By: /s/ Matthew M. Cain

Matthew M. Cain

Chair, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew M. Cain and Margaret Chow, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute or re-substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Matthew M. Cain Matthew M. Cain	Chair, President and Chief Executive Officer *(Principal Executive Officer)*	March 25, 2025
/s/ Bill Carey Bill Carey	Vice President, Interim Chief Financial Officer and Chief Accounting Officer *(Principal Financial Officer & Principal Accounting Officer)*	March 25, 2025
/s/ Edward T. Anderson Edward T. Anderson	Director	March 25, 2025
/s/ Alvina Antar Alvina Antar	Director	March 25, 2025
/s/ Carol W. Carpenter Carol W. Carpenter	Director	March 25, 2025
/s/ Lynn M. Christensen Lynn M. Christensen	Director	March 25, 2025
/s/ Kevin J. Efrusy Kevin J. Efrusy	Director	March 25, 2025
/s/ Jeff Epstein Jeff Epstein	Director	March 25, 2025
/s/ Aleksander J. Migon Aleksander J. Migon	Director	March 25, 2025
/s/ David C. Scott David C. Scott	Director	March 25, 2025
/s/ Richard A. Simonson Richard A. Simonson	Director	March 25, 2025

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